Our securities have not been recommended or approved by the U.S. Securities and Exchange Commission or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Offering Statement and the information presented herein. As such, you must rely on your own examination and analysis of the Offering terms and the disclosure within this Offering Statement regarding our business, financial condition, and results of operations, before deciding to purchase our securities. In doing so, you should assume that the information provided herein is accurate only as of the date of this Offering Statement, regardless of the time of delivery hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Further, you should note that statements contained herein as to the content of any agreement or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should also note that there are risks associated with our business, including the risks resulting from the fact that there is no readily available market for the resale of our shares. See "Risk Factors" beginning on page 28 for more information.


Offering Statement: Part II of Offering Document (Exhibit A to Form C)

CONEXEU SCIENCES INC.
50 West Liberty Street, Suite 880, Reno, Nevada, 89501, USA

Up to $5,000,000 in Common Stock at $2.00
Minimum Target Amount: $20,000


A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding ("Regulation CF") (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

In the event that we become a reporting company under the Securities Exchange Act of 1934, the Company will consider taking advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

No person other than our Company has been authorized to provide prospective investors with any information concerning our Company or the Offering or to make any representation not contained in this offering statement (the "**Offering Statement**"). To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the platform operated by the Intermediary (hereinafter defined), (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the Offering and the subscription documents at any time before the Offering closes.

All references in this Offering Statement to "$" or "US$" are to the legal currency of the United States and all references to "CAD$" are to the legal currency of Canada.

FORWARD-LOOKING STATEMENTS

Cautionary Note on Forward Looking Information

This Offering Statement contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (collectively, "**forward-looking information**") with respect to Conexeu (as defined below). Statements in this Offering Statement that are forward-looking information are based on currently available competitive, financial, and economic data and operating plans as of the date of this Offering Statement but subject to various risks and uncertainties concerning the specific factors disclosed herein. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "will", "projects", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events, results or conditions "may", "could", "would", "might" or "will" be taken, occur or be achieved. Except for statements of historical fact, information contained herein constitutes forward-looking information, including, but not limited to: statements pertaining to the development and commercialization of the Company's saleable products; the likelihood of success of any facility or plant construction; the likelihood of funding the projects; the leadership team; and the potential for the markets that Conexeu is anticipating to access. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made, including among other things assumptions about: Conexeu's ability to raise capital to complete its plans and fund its operations; the commercial viability of the contemplated processing plant; the continued availability of key leadership personnel; and the ability of Conexeu to raise additional capital as Conexeu continues to develop its operations. While Conexeu considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of Conexeu and there is no assurance they will prove to be correct.

Although Conexeu has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. To the extent any forward-looking information contains forecasts or financial outlooks, such information is being provided solely to enable a reader to assess Conexeu's financial condition and its operational history and experience in the industry. Readers are cautioned that this information may be not appropriate for any other purpose, including investment decisions. Such information, as with forward-looking information generally, is, without limitation, based on the assumptions and subject to the risks and other cautionary statements set out above. The actual results achieved will vary from the forecast or financial outlook results and the variations may be material. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from, our projections or the assumptions underlying them. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in this forward-looking information may differ materially from actual results or events. Because of the risks, uncertainties and assumptions contained herein, readers should not read forward-looking information as guarantees of future performance or results. Nothing in this Offering Statement is, or should be relied upon as, a promise or representation as to the future. All forward-looking information provided in this Offering Statement are qualified in their entirety by this cautionary statement, and Conexeu disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law. Accordingly, readers should not place undue reliance on forward-looking information.

THE OFFERING

Conexeu Sciences Inc. ("**Conexeu**", the "**Company**", "**CXU**", "**we**", "**our**", and "**us**") is a company focused on building a new class of collagen-based regenerative tissue products. The Company was incorporated on November 2, 2022 under the *Business Corporations Act* (British Columbia) and was continued out of British Columbia and domesticated into the State of Nevada under the laws of the State of Nevada on April 10, 2025. On November 17, 2023, we effected a share consolidation (reverse stock split) on the basis of one (1) old common share for 0.34165385 of a common share. On April 22, 2025, we effected a reverse stock split on the basis of four (4) old shares of common stock for each one (1) new share of common stock.

The Company is offering up to $5,000,000 (the "**Maximum Offering Amount**") worth of the Company's common stock (the "**Common Stock**" or "**Securities**") at a price of **$2.00** per share for 2,500,000 shares (the "**Offering**"), of which the Company will pay to the Intermediary (as defined below) a commission of 7.5% from the gross proceeds of the Offering of up to $375,000. The minimum target amount under this Regulation CF offering is $20,000 (the "**Target Offering Amount**"), not including the Investor Fee (as defined below) for each transaction. The Company must reach its Target Offering Amount of $20,000 by April 29, 2026. Unless the Company raises at least the Target Offering Amount of $20,000 under the Regulation CF offering by April 29, 2026, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Equifund Crowd Funding Portal Inc. (the "**Intermediary**"), which, collectively with its subsidiaries and affiliates, operates the platform and is registered with the SEC and is a member of FINRA. The Intermediary will be entitled to receive a commission related to the Offering. The rights and obligations of any investors (each, an "**Investor**") of the Common Stock must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank and Trust (the "**Escrow Agent**"), a chartered trust company with banking powers, until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to April 29, 2026 (the "**Offering Deadline**"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Investors will be required to pay an investor processing fee of $24.00 (the "**Investor Fee**") to the Intermediary at the time of the subscription to help offset transaction costs.

The following table and accompanying footnotes summarize the economics of this Offering:

	Price	Crowdfunding Platform Commissions[1]	Net Proceeds to the Company[2]
Per Share	$2.00	$0.15	$1.85
Minimum Offering Amount	$20,000	$1,500	$18,500
Maximum Offering Amount	$5,000,000	$375,000	$4,625,000

Notes:
(1) We will pay our Intermediary a cash commission of 7.5% of the gross proceeds we raise from the sale of our shares in this Offering. In addition, as partial compensation, we will issue to our Intermediary on each closing of the Offering, that number of shares of Common Stock that is equal to two percent (2%) of the number of shares sold at each closing.
(2) Does not include (a) Offering costs totaling approximately $140,000, which primarily consists of legal and accounting expenses payable to our attorneys, accountants, and auditors; or (b) the amount of any transaction fees, which is separate from the Investor Fee, we will pay on behalf of investors in this Offering, consisting of a 3.8% credit card processing fee and a 1.25% ACH payment fee.

Use of Proceeds

The following table outlines our estimated use of the net proceeds from this Offering based on our current plans and business conditions. These figures are estimates, and actual expenditures could vary slightly due to the status of our business operations and the results thereof. Consequently, our management retains broad discretion over how the net proceeds are allocated, and we may decide to use the proceeds for other purposes and will maintain discretion in their application. We will also further funding to fully implement our business plan. See "*Risk Factors*" for more information.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	**$20,000**	**$5,000,000**
Less: Offering Expenses	$18,500	$140,000
Less: Commission	$1,500	$375,000
Net Proceeds	**$0.00**	**$4,485,000**
Use of Net Proceeds (Estimated)		
Commercialization, Regulatory Affairs R&D Programs	-	$2,400,000
Marketing and public relations	-	$510,000
General and Administrative Expenses	-	$1,450,000
Contingency	-	$125,000
Total Use of Net Proceeds	**$0.00**	**$4,485,000**

The above figures represent only estimated costs. This expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding for the full implementation of our business plan. See "*Risk Factors*" for more information.

Investment Process

Confirmation of Investment

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer and anti-money laundering policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Securities indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investment Cancellations

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to the Offering, such as the Company reaching the Target Offering Amount, the Company making an early closing, the Company making material changes to its Offering Statement, and the Offering closing at its Offering Deadline.

If there is a material change to the terms of the Offering or to the information we provide you in connection with this Offering, our Intermediary will send you and each other Investor in this Offering a notice of the material change which informs that your investment commitment will be cancelled unless you reconfirm such investment commitment within five (5) business days. If you or any other Investor in this Offering fails to reconfirm your investment commitment within the reconfirmation period, your investment commitment will be cancelled automatically, our Intermediary will send you notification that we cancelled your investment commitment, and we will cause our Escrow Agent to refund your investment funds. If the Company fails to raise the Target Offering Amount by April 29, 2026, all investment commitments will be automatically cancelled, and our Escrow Agent will direct refunds of all canceled investment commitments within five (5) business days.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment for its Target Offering Amount. During a rolling closing, those Investors that have committed funds will be provided five (5) business days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Securities to the Investors. During this time, the Company may continue soliciting Investors and receiving additional investment commitments. Investors should note that if Investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Offering Statement. In an early closing, the Offering will terminate upon the new target date, which must be at least five (5) business days from the date of the notice.

Issuance of Securities

Upon a closing and following settlement, that is, at such time as an Investor's funds have cleared and we have accepted an Investor's subscription agreement, we will instruct the Company's transfer agent, Nevada Agency and Transfer Company ("**NATCO**") to issue the shares of Common Stock subscribed for by the Investor. NATCO will notify an Investor when the shares of Common Stock are ready to be issued and NATCO has set up an account for the Investor. NATCO will issue such Investor's purchased shares of Common Stock in book-entry form representing such Investor's purchased Common Stock. NATCO will not issue shares in physical or paper form. Instead, our Common Stock will be recorded and maintained on our stockholder register.

Investment Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12- month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

If the Investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act of 1933, as amended (the "**Securities Act**"), no investment limits apply. The Investor Fee will be included when calculating these investment limits.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

1. to the Company;

2. to an accredited investor;

3. as part of an offering registered with the SEC; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition, since the Company has a significant connection to British Columbia with mind and management being located in British Columbia, the Company is subject to the jurisdiction of the British Columbia Securities Commission (the "**BCSC**"), and the first trade of the Securities by the Investor in Canada or through a market in Canada would be a "distribution" under applicable Canadian provincial securities laws, and would have to be qualified by a prospectus filed and duly receipted by the BCSC and any other Canadian securities administrator having jurisdiction with respect thereto. Accordingly, the Investor will be required to provide an undertaking in the subscription agreement that the Investor undertakes not to sell any Securities to a person in Canada or through a market in Canada unless the resale transaction has been so qualified.

BUSINESS OF THE COMPANY

Overview

Conexeu is a pioneering biotech venture that emerged from a decade of research at the University of British Columbia ("**UBC**") and the BC Professional Firefighters Burn and Wound Healing Lab. Our investigational platform is designed to support tissue regeneration and is intended to be commercialized, pending regulatory clearance, as a medical device, with the goal of providing improved biocompatibility and structural support in tissue regeneration.

By leveraging breakthroughs in our natural collagen formulation, Conexeu's investigational solutions are being studied to mitigate many complications linked to synthetic materials in aesthetics, with the aim of improving patient outcomes and healthcare economics. With a strategic focus on regenerative aesthetics, wound care, and regenerative medicine, Conexeu addresses multi-billion dollar markets poised for exponential growth.

We believe our team's scientific pedigree, preclinical results, and intellectual property protection will assist in positioning Conexeu to be at the forefront of transformative medical innovation.

The Company's platform is built around its patented CXU Scaffold, an advanced extracellular matrix ("**ECM**") technology designed to support the body's natural regenerative processes. At its core, this platform leverages a temperature-sensitive collagen-based solution that becomes a gel-like scaffold upon injection or application in the body, typically within about ten minutes (referred to as "**10 Minute Tissue™**"). This scaffold is intended to support cell growth and tissue integration, and its potential to accelerate healing is subject to ongoing investigations, which we believe makes it well-suited for a range of medical and aesthetic applications.

CAUTION: INVESTIGATIONAL DEVICE. LIMITED BY FEDERAL (U.S.) LAW TO INVESTIGATIONAL USE. SAFETY AND EFFECTIVENESS HAVE NOT BEEN ESTABLISHED.

History

The pioneering work on the 10 Minute Tissue™ scaffold has evolved over a decade of rigorous research and development ("**R&D**") at UBC. This extensive R&D effort at UBC, which included approximately $4.5 million in investment and numerous grants, has led to breakthrough innovations in regenerative medicine. Our technology has been investigated through robust preclinical studies, numerous awards, and peer-reviewed publications. Notable recognitions include a Top Doctoral Thesis Award at UBC, the Vancouver Coastal Health Innovation & Translational Research Award, and grants from the Canadian Institutes of Health Research and the Natural Sciences and Engineering Research Council of Canada. These milestones have underpinned our transition from early research to an investigational, patented technology.

The Company's research has been included in numerous peer-reviewed publications, including:

1. Hartwell R., Leung V., Chavez-Munoz C., et al., A novel hydrogel-collagen composite improves functionality of an injectable extracellular matrix. Acta Biomaterialia (2011) 7; 3060-3069.
2. Hosseini-Tabatabaei A., Jalili R., Hartwell R., et al. Embedding Islet in a liquid scaffold increases islet viability and function. Canadian Journal of Diabetes (2012) 37; 27-35.
3. Hartwell R., Poursmasjedi-Meibod MS., Chavez-Munoz C., et al. An in-situ forming skin substitute improves healing outcome in a hypertrophic scar model. Tissue Engineering Part A (2015)21(5); 1085-1094.
4. Hosseini-Tabatabaei A., Jalili R., Khosravi-Maharlooei M., et al. Immunoprotection and functional improvement of allogeneic islets in diabetic mice, using stable indoleamine 2,3-Dioxygenase producing scaffold. Transplantation (2015) 99;1342-1348.
5. Hartwell R., Chan B., Elliot K., et al. Polyvinyl alcohol-graft-polyethylene glycol hydrogels improve utility and biofunctionality of injectable collagen biomaterials. Biomedical Materials (2016) 11; 035013.
6. Forbes D., Russ B., Kilani RT., et al. Liquid dermal scaffold with adipose-derived stem cells improves tissue quality in a murine model of impaired wound healing. Journal of Burn Care & Research (2019)40(5); 550-557.
7. Pourghadiri A., Alnojeidi H., Jalili R., et al., In situ forming nutritional and temperature sensitive scaffold improves the aesthetic outcome of meshed split-thickness skin grafts in a porcine model. Advances in wound care (2021) 10(3); 113-122.
8. Pangli H., Vatanpour S., Hortamani S., et al. Incorporation of silver nanoparticles in hydrogel matrices for controlling wound infection. Journal of Burn Care & Research (2021) 42(4); 785-793.
9. Pakyari M., Jalili R., Kilani R.T., et al., Studying the in vivo application of a liquid dermal scaffold in promoting wound healing. Experimental Dermatology (2021)31; 715-724.
10. Alnojeidi H., Kilani RT., Ghahary A. Evaluating the biocompatibility of an injectable wound matrix in a murine model. Gels (2022) 8,49.
11. Amiri N., Ghaffari S., Hassanpour I., et al., Antibacterial thermosensitive silver-hydrogel nanocomposite improves would healing. Gels (2023) 9,542.

Intellectual Property

Our proprietary ECM scaffold technology is protected by a portfolio of patents, which form a critical barrier to entry and secure our competitive advantage in regenerative medicine. The Company's patents (collectively, the "**Patents**") for 10 Minute Tissue™ are included in the table below.

Jurisdiction	Patent No.	Award Date
United States	10,865,811 B2	December 2020
European Union	EP3253417	June 2023
Australia	2016214910	January 2022
Japan	6937696	September 2021
Canada	2,974,209 (Pending Application)	

The Company has received patent validations from the following jurisdictions: USA, Japan, Australia, and the European Union (Belgium, Switzerland, Germany, Spain, France, Great Britain, Ireland, Italy, and the Netherlands). Canada is pending.

These Patents protect critical aspects of our ECM scaffold technology, including formulation, methods and temperature-triggered gelation, forming a significant barrier to entry for potential competitors. Certain aspects of our manufacturing processes remain as trade secrets, and we may also license additional third-party patents to broaden our platform capabilities.

Our Patents have varied expiration dates, generally ranging from 2027 to 2035, depending on the jurisdiction and claimed subject matter. While we believe our intellectual property portfolio is robust, no assurance can be given that newly filed patent applications will be granted or that issued patents will provide complete protection against competitive threats. Additionally, third-party patents, existing or newly granted, could potentially impact our ability to develop, manufacture, or market our current or pipeline products. By coupling stringent internal controls with strategic IP filings and continuous R&D, Conexeu aims to maintain and enhance our competitive edge in the regenerative medicine market for advanced wound care, aesthetic applications, and beyond.

Our Technology and Products

Conexeu has developed a proprietary platform built around its patented CXU Scaffold, an advanced ECM technology designed to stimulate the body's natural regenerative processes. At its core, this platform leverages a temperature-sensitive collagen-based solution that becomes a gel-like scaffold upon injection or application in the body, typically within about ten minutes. This scaffold supports cell growth, tissue integration, and faster healing, making it well-suited for a range of medical and aesthetic applications.

In wound care, Conexeu's ECM scaffold has demonstrated approximately 2.5x faster[1] healing compared to industry devices in pilot studies, with reduced scarring, contracture, and improved tissue quality. Its liquid form enables it to fill irregular wound beds easily before it sets at body temperature. Over time, the scaffold remodels into native-like tissue, addressing acute wounds, burns, tunnel and dehiscent wounds. In parallel, the same foundational technology shows significant potential in regenerative aesthetics: Conexeu envisions using its scaffold as a next-generation soft-tissue filler for facial rejuvenation, replacing or augmenting traditional hyaluronic acid fillers, and biostimulatory fillers, as well as large-volume body contouring (e.g., breast or buttock augmentation). Because it is formulated to mimic our own extracellular Matrix, the CXU scaffold could open the door to injectable, nonsurgical treatments that might ordinarily require invasive implants or fat grafting.

Overall, Conexeu's concept is a novel approach to tissue engineering, offering a versatile, biocompatible framework that can potentially be deployed in multiple areas of the body. The Company has secured patent protection worldwide (including the US, EU, Japan, and others) and has completed significant preclinical research. As a platform technology, it has the potential to become a new standard of care in both wound repair and regenerative aesthetics, with additional future possibilities in areas like 3D bioprinting and other organ-supportive applications.

CXU Scaffold - 10 Minute Tissue™

Overview

10 Minute Tissue™ is an ECM scaffold that enables the in-situ (in the body) formation of new human tissue. The product is delivered as a flowable liquid that, upon exposure to body temperature (~34°C), quickly transforms into a stable gel within approximately 10 minutes. Its flowable form at room temperature allows precise application to irregular or deep wounds, while the temperature-triggered gelation ensures it conforms seamlessly to the target area. This rapid in situ gelation creates an optimal environment for cell proliferation, neovascularization, and tissue remodeling, with potential applications in advanced wound care, aesthetic enhancements, and reconstructive procedures.

---

[1] Forbes D., Russ B., Kilani RT., et al. Liquid dermal scaffold with adipose-derived stem cells improves tissue quality in a murine model of impaired wound healing. Journal of Burn Care & Research (2019)40(5); 550-557.


10
MINUTE
TISSUE
Advanced Skin Substitute
Rapid Gel for Acute Wounds and Burns
Non-Toxic | Regenerative
+ CXU – Collagen ECM
+ Liquid to Gel - 10 minutes
+ Regenerative Tissue Support
+ Accelerated Healing
*Concept purpose only
CXU:
Skin Substitute
CXU:
Skin Substitute

Biologic Advantages

Preclinical studies suggest that 10 Minute Tissue™ has several potential biologic advantages, including: (i) faster wound closure and margin integration; (ii) reduced inflammatory phase; (iii) non-fibrotic healing; and (iv) enhanced cell viability.

In animal models**,** 10 Minute Tissue™ has been observed to support fibroblast proliferation throughout the wound phases, resulting in wound closure and may help accelerate tissue repair while reducing complications. Additionally, 10 Minute Tissue™ has been shown in preclinical studies to minimize the inflammatory burst by expediting the clean-up of inflammatory cells and promoting a more conducive healing environment. The product was associated with minimal scarring in preclinical models because the scaffold's cellular organization and non-inflammatory profile foster natural tissue regeneration without fibrotic scarring. Preclinical data also indicated that cells survive better in the CXU scaffold environment, supporting robust tissue integration and longevity.[2]

CAUTION: INVESTIGATIONAL DEVICE. SAFETY AND EFFECTIVENESS HAVE NOT BEEN ESTABLISHED.

[2] Hosseini-Tabatabaei A., Jalili R., Hartwell R., et al. Embedding Islet in a liquid scaffold increases islet viability and function. Canadian Journal of Diabetes (2012) 37;27-35.

Technical and Commercial Advantages

10 Minute Tissue™ has several technical and commercial advantages, including: (i) cost-efficient manufacturing; (ii) shelf stability; (iii) adaptable formulation and reconstitution; (iv) versatile delivery; and (v) user-friendly operation.

The product contains low-cost materials and involves only two major steps and leverages readily available collagen and polymers. 10 Minute Tissue™ lyophilized "powder" form eliminates the need for refrigeration, significantly extending shelf-life and facilitating global distribution. Additionally, the collagen-agnostic formula can utilize bovine, human, and/or other collagen sources. 10 Minute Tissue™ rehydrates in plasma, saline, or nutrient-rich media, allowing user-friendly reconstitution for different clinical scenarios. It is delivered through a simple syringe application and maintains stable flow properties at room temperature, adapting to standard surgical or wound care devices. No specialized surgeons are required, and nurses or nurse practitioners can apply 10 Minute Tissue™, expanding access and reducing procedural costs.

Optimized for Better Tissue Integration

10 Minute Tissue™ achieved better tissue integration in preclinical studies through: (i) thermosensitive setting; (ii) animal evidence; and (iii) minimal scarring and reduced complications.

The product exhibits rapid gelation and transitions from liquid to gel at ~34 °C, achieving a stable scaffold in about ten minutes. Once gelled, it provides a biocompatible environment that cells can remodel into natural tissue. 10 Minute Tissue™ has preclinical studies which have shown that it may have applications in flap repairs, mesh skin grafts, and burn wounds. Additionally, the in-situ gelation ensures a smooth, stable surface for tissue regeneration, lowering the likelihood of infection or additional surgical intervention.

Viscosity, Flow, and Gelation Dynamics

Viscosity, flow and gelation dynamics of 10 Minute Tissue™ include: (i) flowability; (ii) temperature triggered gelation; (iii) safety and bio-composition; and (iv) dosage and administration.

10 Minute Tissue™ is low-viscosity liquid at room temperature for easy application on deep or irregular wound profiles (trauma, burns, and full-thickness defects). The temperature-triggered gelation creates precise contouring: gels at body temperature, providing excellent coverage control and contouring during application. Physical & biocompatibility studies have shown no adverse safety signals, and composition closely mirrors native dermal ECM for optimal cellular interaction. 10 Minute Tissue™ is a single 3-5ml application in the wound site, with potential for additional doses based on wound assessment, and is intended for one-time use per treatment site, ensuring sterility and consistent product performance.

Competitive Advantage

Compared to products like Integra Flowable Wound Matrix and Sanara MedTech's Fortify Flowable, CXU 10 Minute Tissue™ has shown (i) improved cellular interaction; (ii) enhanced flowability and temperature sensitivity; and (iii) faster wound closure in preclinical models.

10 Minute Tissue™ showed low inflammation and enhanced cell proliferation, leading to accelerated wound healing in animal studies. Direct head-to-head clinical comparisons have not yet been completed. It maintains a low-viscosity liquid state at room temperature, making it easier to apply in challenging wound profiles and the precise gelation at ~34 °C offers superior contouring and stability. Additionally, pilot data show a 2.7x faster closure in the first week, achieving 96% closure by day 14, significantly outperforming untreated controls.[3]

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[3]Pakyari M., Jalili R., Kilani R.T., et al., Studying the in vivo application of a liquid dermal scaffold in promoting wound healing. Experimental Dermatology (2021)31; 715-724.

<u>Key Data Points</u>

PRECLINICAL DATA; HUMAN SAFETY AND EFFECTIVENESS REMAIN UNDER INVESTIGATION.

Key data points include:

- Day 7 Closure: CXU (aka meshfill)-treated wounds (CXU Scaffold) remained only 24-32% open vs. 86-92% open in untreated wounds.

- Day 14 Closure: CXU (aka meshfill)-treated wounds achieved 100% closure, while untreated wounds were still 28–58% open.

- Overall Healing Rate: CXU 10 Minute Tissue™ delivers 2.7x faster closure in week 1 and 2.55x faster overall, validated at the 99% confidence level.[4]

By integrating rapid in situ gelation, superior preclinical performance, and ease of use, CXU 10 Minute Tissue™ stands as a next-generation regenerative scaffold for acute wounds, chronic wounds, and soft tissue augmentation. This combination of biologic, technical, and commercial advantages underscore its potential to transform advanced wound care and related markets.

Manufacturing

Conexeu is currently in the pre-510(k) phase and is actively recruiting for a cGMP-certified Contract Development and Manufacturing Organization ("**CDMO**") to ensure that its 10 Minute Tissue™ scaffold complies with rigorous Food and Drug Administration ("**FDA**"), International Organization for Standardization ("**ISO**"), and international regulatory requirements. By utilizing these specialized CDMOs, Conexeu maintains an asset-light strategy that reduces overhead while upholding stringent quality standards.

Conexeu intends to conduct routine audits of its CDMOs to confirm adherence to cGMP regulations, FDA guidelines, and relevant ISO standards. Additionally, every batch of product will undergo comprehensive quality checks, with clear lot numbering and full traceability, ensuring accountability at each manufacturing stage. Production of the collagen-based scaffold involves extraction and final formulation, streamlining scale-up activities as market demand increases.

Partnerships with multiple CDMOs in geographically diverse areas will protect against localized disruptions, such as natural disasters or political instability, and can help Conexeu maintain steady supply. As volumes rise, Conexeu may transition certain proprietary steps in-house to gain tighter control over critical processes. Further, ongoing evaluations of next-generation equipment could further minimize manual handling, reduce contamination risk, and optimize throughput.

Research and Development

Conexeu's R&D efforts focus on optimizing the 10 Minute Tissue™ platform across wound care, aesthetic, and tissue engineering applications. Our approach integrates preclinical innovation with clinical validation, ensuring that product enhancements align with both regulatory requirements and market needs. Conexeu is focused on formulation optimization by refining collagen sources, improving scaffold viscosity and rheological properties, and bolstering long-term stability. The Company is also investigating additional growth factors or ECM proteins that could further accelerate wound closure and minimize scarring and researching adapting the scaffold for different injection devices and exploring powder forms for rapid rehydration.

Conexeu is focused on joint studies with universities and research institutes to explore advanced tissue engineering (e.g., 3D bio-printing, and partial mastectomy reconstruction). This includes coordinating early clinical trials with leading hospitals and physician networks to gather real-world performance data. Further, Conexeu is researching potential uses regarding veterinary & 3D Bioink by building on existing human clinical data to adapt the scaffold for

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[4] Confidence level in a scientific publication refers to the probability that a statistical result is not due to random chance. It is typically expressed as a percentage representing the degree of certainty that researchers have in their finding (Pakyari et al, 2022).

animal wound healing and for bio-printing constructs. The Company is also investigating novel formulations (e.g., hybrid collagen-polymer matrices) for more specialized applications.

Market

Overview

CXU 10 Minute Tissue™ platform is positioned at the intersection of multiple high-growth markets, such as: (i) advanced wound care; (ii) medical aesthetics; (iii) tissue engineering and reconstruction; and (iv) additional segments like bio-printed implants and veterinary applications.

The global advanced wound care sector—encompassing biologically active dressings, skin substitutes, and ECM scaffolds—was valued at $10.3 billion in 2022 and is forecast to top $17.8 billion by 2032 (5.6 % CAGR).[5] Within this landscape, hard-to-heal wounds such as diabetic foot ulcers, venous leg ulcers, pressure ulcers, and complex burns collectively drive $28 billion in annual U.S. treatment costs, underscoring the need for therapies that both speed closure and lower long-term expenditures.[6] 10 Minute Tissue™ squarely targets this unmet demand: its injectable, in-situ-gelling collagen scaffold is engineered to cut healing times, improve tissue quality, and reduce overall episode-of-care costs—making it highly relevant for hospital wound centers, burn units, and outpatient clinics seeking next-generation regenerative solutions.

Heightened consumer awareness and a focus on "natural" or "well-aging" treatments have fueled the expansion of aesthetic injectables. Conexeu's collagen-based scaffold offers a non-toxic, bio-stimulatory alternative to crosslinked hyaluronic acid ("**HA**") fillers, capitalizing on strong demand in both facial rejuvenation and potentially large-volume body contouring. The overall aesthetics market is expected to exceed $25 billion by 2028.[3,7]

Emerging reconstructive techniques, including oncoplastic breast surgery and complex burn repairs, call for advanced scaffolds that promote stable volume restoration and functional recovery. Conexeu's thermosensitive scaffold meets these needs through in situ gelation and robust tissue integration, enhancing patient outcomes in an industry anticipated to see high single- to low double-digit annual growth.

Beyond core wound care and aesthetics, Conexeu pursues 3D bio-printed implants, oral tissue repair in dentistry, and veterinary applications as next frontiers. Bio-printing harnesses the scaffold's ECM-like environment for custom implants. Tissue repair in periodontal applications (gum disease) is at the core tissue degeneration problem, while veterinary indications leverage the product's healing benefits based on all preclinical data from animal model studies in large and small animals alike. These potential applications could broaden the Company's revenue streams if successful.

Wound Care

The global advanced wound care market addresses the growing need for faster, more effective healing solutions for chronic and acute wounds such as diabetic foot ulcers, venous ulcers, and burn injuries. Rising comorbidities (e.g., diabetes, obesity) and an aging population drive demand for innovative therapies that minimize infection risk, reduce scarring, and lower long-term healthcare costs. As hospital systems and outpatient facilities increasingly adopt biologically active wound matrices and regenerative dressings, market valuations are projected to surpass $17.8 billion by 2032,[4] highlighting a significant opportunity for next-generation ECM scaffolds.

The global advanced wound care market represents a critical and rapidly expanding sector driven by an aging population, rising diabetes and obesity rates, and the escalating healthcare costs associated with chronic wounds. With U.S. expenditures on chronic wound management exceeding $28 billion annually,[8] the need for innovative, regenerative therapies has never been greater.

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[5] Allied Market Research, *Global Advanced Wound Care Market Report* (2022).
[6] Alliance of Wound Care Stakeholders, *U.S. Medicare Cost Estimate* (2023).
[7] Markets and Markets, *Medical Aesthetics Industry – Emerging Growth Trends* (2024).
[8] Sen, C.K., Human Wounds and Its Burden: An Updated Compendium of Estimates. *Adv Wound Care (New Rochelle)* (2019) 8(2):39-48.

The global advanced wound care market was valued at $10.3 billion in 2022 and is projected to reach $17.8 billion by 2032, growing at a 5.6% compound annual growth rate ("**CAGR**").[9] The broader wound care dressing market reached $14.2 billion in 2023 and is expected to grow at 4.16% CAGR from 2024 to 2030.[10]

CXU 10 Minute Tissue™ is being investigated for the management of a wide range of acute and chronic wounds, including:

- Trauma wounds: penetrating trauma, complex wounds, and tissue loss
- Burn wounds: thermal or chemical burns (partial and full-thickness)
- Tunneling/undermined wounds
- Surgical wounds: including donor sites, mesh grafts, post-Mohs surgery, post-laser surgery, and podiatric wounds
- Chronic ulcers: diabetic foot ulcers, pressure ulcers, venous ulcers, and vascular ulcers

The product is intended for single-use per treatment site in ongoing studies; however, additional applications may be performed based on clinical judgment and wound assessment.

The key drivers and market needs are: (i) growing chronic wound incidence; (ii) healthcare cost burden; (iii) emphasis on outcomes; and (iv) limited efficacy of traditional therapies. Rising rates of an aging population contribute to a higher prevalence of non-healing wounds such as pressure sores and venous leg ulcers. Existing wound care solutions can be costly and resource-intensive, leading to significant financial strain on healthcare systems, providers, and patients who are seeking cost-effective yet clinically proven alternatives. Regulatory bodies are increasingly focused on solutions that deliver evidence-based results (i.e. faster healing times, lower complication rates, and improved patient quality of life.) Standard wound dressings and grafts often lead to inconsistent healing, infection risk, and suboptimal aesthetic outcomes, highlighting the market need for innovative, regenerative technologies that demonstrate clear advantages over incumbent products.

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Medical Aesthetics

A key trend in the market is the shift from purely volumizing fillers to products that offer biostimulation and collagen restoration. Surveys, including those from Allergan Aesthetics Global Survey 2021, indicate that a significant portion of consumers now prioritize treatments that yield natural, long-lasting results focusing on "aging well" rather than merely anti-aging. The "pre-juvenation" trend among younger patients is also reshaping the industry, extending the lifetime value of patients and stimulating greater innovation in regenerative aesthetics.

Furthermore, industry insights from the International Society of Aesthetic Plastic Surgery (ISAPS) underscore the increasing global acceptance of aesthetic procedures, with a marked rise in both male and female patient populations seeking minimally invasive treatments. These evolving consumer preferences, combined with advancements in technology, have created an environment ripe for innovative, biologically based solutions.

Overall, the dynamic trends and strong market fundamentals in medical aesthetics present substantial opportunities for companies offering regenerative, minimally invasive therapies. By delivering products that stimulate natural tissue repair and provide enduring results, innovative platforms like Conexeu's 10 Minute Tissue™ scaffold are well positioned to capture significant market share and lead the next generation of aesthetic treatments.

Heightened consumer demand for natural, "well-aging" injectables is driving the global soft-tissue filler market from US$5.08 billion in 2023 to >US$10 billion by 2032.[11] At the same time, the blockbuster uptake of GLP-1 weight-loss drugs (Ozempic™, Wegovy™) is triggering rapid volume loss in face and body—dubbed "Ozempic Face"—

[9] Allied Market Research, *Advanced Wound Care Market Expected to Reach $17.8 Billion by 2032* (2023).
[10] Grandview Research, *Wound Dressing market size, Share & Trends Analysis Report By Product, By Application, By End-use, By Region, and Segment Forecasts, 2024-2030* (2023).
[11] Fortune Business Insights, *Dermal Fillers Market Size, Share, Growth, 2024-2032* (2023).

prompting surgeons to report a spike in filler and fat-grafting procedures and 1-in-4 forecasting sustained demand growth linked to these therapies.[12,13] Inside the filler mix, the bio-stimulatory segment remains a concentrated niche: CaHA alone generated just US$0.65 billion in 2023 but is set to more than double to US$1.6 billion[14] by 2030 as clinicians shift from temporary volume to regenerative collagen-building solutions.

Conexeu's fully human, temperature-gelling collagen scaffold is uniquely positioned to:

- replace small-volume HA fillers with a native, non-toxic matrix that supports the "natural" wellness movement;
- capture new large-volume corrections for GLP-1–related lipo-atrophy, where safety and biocompatibility are paramount; and
- enter a bio-stimulatory arena served by only four incumbent materials (PLLA, CaHA, PCL, PMMA), giving Conexeu a clear white-space to become the first clinically viable human-collagen alternative.

Together, these converging trends create a multi-billion dollar runway—and a differentiated competitive moat—for Conexeu's intellectual-property-protected human collagen filler platform.

The drive for natural-looking results and minimal downtime has shifted consumer preference toward regenerative and biostimulatory treatments. Surveys (e.g., Allergan's Global Survey 2021) indicate that a significant percentage of patients now prioritize treatments that enhance natural collagen production.

Key drivers and market needs are: (i) safety concerns; (ii) regulatory pressures; (iii) boomerang effect in fillers; and (iv) expanded indications. Accelerated by the proliferation of adverse event reports, a segment of the patient population is increasingly cautious about cumulative product buildup, immunogenic risks, and the potential for lingering toxicity. Regulatory bodies worldwide are intensifying reviews of aesthetic products, driven by emerging scientific data indicating potential longevity and unforeseen health implications of certain popular filler formulations. Years of overuse and frequent maintenance procedures have culminated in consumer fatigue, as patients invest more resources yet observe diminishing improvement in aesthetic outcomes. Rapid weight-loss medications, including GLP-1 agonists, are spurring demand for new large-volume aesthetic procedures that mitigate issues such as hollowed facial contours and loose skin—indications not adequately addressed by conventional fillers or invasive surgical approaches.

Conexeu's 10 Minute Tissue™ scaffold potentially offers a non-toxic, biologically active alternative to traditional HA fillers. Its ability to stimulate endogenous collagen production and integrate seamlessly with native tissue makes it ideally suited to address the evolving demands of both small-volume facial enhancements and large-volume body contouring. This innovative technology positions Conexeu to capture a meaningful share of a market that is shifting toward regenerative, longer-lasting aesthetic solutions.

The 10 Minute Tissue™ scaffold is indicated for soft tissue augmentation and contour correction in the aesthetic market, administered via sub-dermal (or deeper) injection. Potential small-volume aesthetic enhancements include: (i) facial wrinkles and fine lines (around the eyes, forehead, and mouth); (ii) nasolabial folds and marionette lines; (iii) lip and perioral contouring; (iv) cheek and mid-facial volume correction; and tear troughs/under-eye hollows. Potential large-volume aesthetic augmentation include: (i) breast contouring (mild to moderate volume replacement/shape correction); (ii) buttocks enhancements (mild to moderate gluteal volume increase); and (iii) body contouring (hips, thighs, abdominal depressions, or post-weight-loss "refill").

The product is intended for single-use per injection session; however, additional or repeat treatments may be performed based on patient assessment and clinical discretion. Licensed practitioners must adhere to local regulations and maintain standard aseptic techniques.

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[12] Arianna Johnson, "Cosmetic Surgery Trends: Weight Loss Drugs Drove Spike in Fillers and Facelifts Last Year, Report Suggests", *Forbes* (25 June 2024), online: <forbes.com> [perma.cc/9JJK-CJFN].

[13] Lori Solomon, "New Facial Plastic Surgery Survey Illustrates Impact of GLP-1 Receptor Agonists", *Dermsquared* (7 February 2025), online <dermsquared.com> [perma.cc/4ER3-AVPW].

[14] Grand View Research, *Global Calcium Hydroxylapatite (caha) Filler Market Size & Outlook* (2024).

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<u>Tissue Engineering & Reconstruction</u>

Tissue engineering focuses on rebuilding or replacing damaged tissue, whether due to trauma, partial mastectomy, or major reconstructive needs. This segment integrates regenerative scaffolds, cell therapies, and 3D bio-printing methods to create biologically active constructs that stimulate in situ growth. The demand for ECM-based scaffolds that integrate seamlessly with host tissue underlines a significant potential for companies offering advanced, customizable solutions.

The tissue engineering and reconstruction market is an emerging field focused on restoring form and function through regenerative therapies. This sector encompasses reconstructive procedures such as partial mastectomy repairs, complex burn reconstructions, and other major soft tissue replacements, and is driven by a growing demand for biologically active implants and scaffolds.

While precise valuations vary, industry estimates suggest the tissue engineering sector is growing at a high single-digit to low double-digit CAGR globally, reflecting the expanding demand for regenerative implants, customized scaffolds, and 3D bio-printed constructs. The increasing frequency of oncoplastic surgeries, large-area burns, and traumatic injuries has further fueled the need for advanced reconstructive solutions that restore both volume and functionality.

Reconstructive surgeries often require significant surgical intervention and lengthy hospital stays, leading to high costs and extended recovery periods. Inadequate reconstruction can result in functional deficits and diminished quality of life for patients, emphasizing the importance of regenerative solutions that provide durable, long-term tissue integration.

Conexeu's 10 Minute Tissue™ Scaffold is an investigational technology being engineered for potential use in complex reconstructive settings. Applied as liquid at room temperature, it is designed to support tissue integration as it contours to any wound margin and depth.

By rapidly gelling in situ, the scaffold may provide structural support and is intended to support natural tissue regeneration, and is currently being studied for potential applications such as:

- Partial mastectomy defects: May support volume and symmetry restoration
- Burn wounds and acute surface injuries: May facilitate regeneration
- Reconstructive contouring: May address asymmetries or large tissue deficits
- Oncoplastic techniques: May complement traditional methods to improve integration

The product is intended for single-use per treatment site in ongoing studies, with additional applications as needed based on the extent of tissue loss and clinical judgment. Preclinical data suggests that its biostimulatory properties may promote enhanced cell proliferation and vascularization, supporting effective volume restoration. **Human safety and effectiveness have not yet been established**.

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Competition

Conexeu operates at the intersection of advanced wound care, aesthetics, and tissue engineering, each containing well-established players and emerging startups. The Company's 10 Minute Tissue™ platform must contend with competing products that vary by technology, clinical evidence, pricing, and distribution strength. However, Conexeu's scaffold differentiates itself through non-toxic, biostimulatory properties, ease of application, and rapid gelation—factors that collectively address key unmet needs in each market segment.

Conexeu's advanced wound care notable competitors include:

- Integra LifeSciences (e.g., Integra Flowable Wound Matrix): Offers a wide range wound care solutions, well-known for its collagen-based products. Strong existing market presence and established hospital relationships can pose a challenge to new entrants.
- Sanara MedTech (e.g., Fortify Flowable): Focuses on advanced wound care solutions, leveraging specialized flowable dressings that aim to support healing in complex wounds.

Conexeu's aesthetic competitors include:

- Small Volume Facial Fillers
  - Galderma (e.g., Restylane® series) and Allergan (e.g., Juvederm®): Dominate facial filler categories, backed by robust global distribution and established brand loyalty among practitioners.
- Bio-Stimulators
  - Galderma's Sculptra® (poly-L-lactic acid, or PLLA) and Merz's Radiesse® (calcium-hydroxylapatite, CaHA): Dominate. An alternative to synthetic fillers, offering gradual collagen stimulation and moderate longevity.

In the tissue engineering and regenerative therapy markets, companies producing collagen scaffolds or 3D bio-printing inks pose potential overlap with some leveraging decellularized tissues, stem-cell-seeded constructs, or advanced polymer hybrids.

Conexeu's investigational features include: (i) non-toxic, potentially biostimulatory scaffold; (ii) flowable liquid at room temperature; and (iii) rapid gelation and enhanced cell viability. Many existing solutions rely on crosslinked agents or synthetic polymers that may cause inflammation. Conexeu's scaffold is designed to support the body's natural repair processes without harmful additives or long-term filler-residue concerns. It is simpler to store, transport, and apply compared to high-viscosity gels. Practitioners may achieve precise coverage in irregular wounds or contoured aesthetic regions, potentially correcting application errors and improving patient outcomes. Gelation at ~34 °C within ~10 minutes enables in-situ shaping and, in particular studies, has been associated with robust cell infiltration, which may contribute to faster wound closure, improved tissue integration, and minimal scarring compared to certain conventional dressings or fillers.

By leveraging these investigational strengths—especially the thermosensitive in-situ gelation and biostimulatory ECM platform—Conexeu targets significant unmet needs across wound care, aesthetic enhancement, and tissue engineering. While entrenched competitors benefit from brand recognition and distribution networks, Conexeu's distinct preclinical clinical benefits and adaptable product formulations should provide a strong foothold for capturing market share in these high-potential segments.

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Government Regulation

In the United States, Conexeu's products are regulated primarily by the FDA:

- **Wound Care, Tissue Products, Dermal Fillers**
  Many scaffolds and fillers qualify as medical devices. Depending on the exact product segment, we may pursue a 510(k) or PMA route. We intend to engage the FDA on the 510(k) path for wound care and plan for a future PMA submission for both small- and large-volume aesthetics.

- **Good Manufacturing Practices (cGMP)**
  All manufacturing partners must comply with 21 CFR Part 820, ensuring product consistency and safety.

- **Post-Market Surveillance**
  Conexeu will track adverse events and product performance, reporting findings to the FDA when required.

Outside the U.S., Conexeu navigates a variety of regulatory frameworks to gain market clearance and ensure product adoption:

- **European Union**
  Under the Medical Device Regulation (MDR), we aim to secure CE marking. Our collagen scaffolds may undergo a conformity assessment that addresses safety, clinical evidence, and labeling requirements.

- **Asia & Other Territories**
  Regions such as Japan, China, and Latin America each have unique submission guidelines. Conexeu's global strategy involves staged entries, prioritizing regions with strong demand for advanced wound care or regenerative aesthetics.

ANTICIPATED BUSINESS PLAN

Overview of Strategic Plan

Conexeu's strategic plan leverages our 10 Minute Tissue™ scaffold to capture significant market share in regenerative medicine. This section combines regulatory & clinical milestones, manufacturing scale-up, market entry, and short-to-long term reimbursement objectives to position us for successful adoption in advanced wound care.

Short-Term Objectives (0-12 months)

Regulatory and Clinical Milestones (0-12 months)

Within 12 months, the Company aims to finalize its initial 510(k) submission to the FDA. This includes addressing any FDA queries promptly and ensuring robust safety/efficacy data as it relates to wound closure and tissue integration. The Company also aims to pilot clinical studies by launching targeted pilot programs in hospital wound centers and outpatient clinics to collect real-world performance metrics.

Manufacturing Scale-Up (Concurrent)

Concurrently with other short-term objectives, the Company intends to source CDMOs for manufacturing scale-up and aims to validate Current Good Manufacturing Practice ("**cGMP**") processes. This includes planning capacity expansion for near-future demand.

Market Entry & Pilot Programs (12-18 months)

Within 12 months, the Company would like to conduct early outreach and engage leading burn units, trauma wards, and specialized wound care clinics. If the 510(k) is cleared by the FDA, the Company aims to begin partial usage through comparable or "not otherwise classified" codes and gathering pilot claims data.

Post 510(k) Clearance

The Company has the following short-term objectives post-approval of its 510(k) by the FDA:

- Immediate CDMO review and retain (1-3months pre-510k submission)
  - Objective: Liaise with CMDO's, and establish contract manufacturing capabilities
- Pilot site engagement
  - Objective: Explore human usage to generate preliminary revenue and clinical awareness once receiving 510K clearance.
- Reimbursement Strategy & Code Determination (9-12 months post-approval)

- Objective: Access the U.S. reimbursement landscape and determine whether an existing Q-code or C-code applies, or if a new code is needed by engaging reimbursement consultants and gathering supporting documentation.

- Healthcare Common Procedure Coding System ("**HCPCS**") Application Prep (9-12 months post-approval)

  - Objective: Submit a complete application for a Q-code or C-code during the Centers for Medicare & Medicaid Services ("**CMS**") specified windows by assembling clinical data, economic evidence, and pilot usage results and to begin partial early usage via transitional billing.

Mid-Term Objectives (1-3 years)

Commercial Rollout & Geographic Expansion (18-24 months)

Within 18 to 24 months, the Company aims to transition from pilot programs to broader market entry in North America for full-scale commercialization.

To achieve broad North American commercialization, Conexeu is evaluating **three complementary go-to-market options**:

1. **Direct Sales Force** – Build an in-house team that targets high-value wound-care centers, burn units, and outpatient clinics, ensuring tight clinical support and margin control.
2. **Distributor / Sales-Agent Partnerships** – Engage established regional and national distributors to accelerate penetration of community hospitals and ambulatory surgical sites, leveraging their existing customer base and logistics.
3. **Strategic Out-Licensing** – Where rapid scale or bundled contracting is advantageous, license 10 Minute Tissue™ to a major wound-care company that already holds GPO and IDN agreements, exchanging some margin for immediate volume and market share.

These parallel tracks allow the Company to match channel strategy to account size and reimbursement dynamics, while also laying a foundation for staged expansion.

The Company has the following mid-term research and market entry objectives:

- Enhanced Clinical Data & Expanded Labeling (12-24 months)

  - Objective: Conduct larger patient cohort studies for additional FDA indications (e.g., deeper wounds and burns) by using real-world data to support coverage discussions with Medicare Administrative Contractors ("**MACs**") and private insurers.

- Pricing & Coverage Determination (12-18 months)

  - Objective: Solidify stable reimbursement pathways under newly assigned codes or coverage guidelines by presenting robust clinical and economic data and monitoring Local Coverage Determinations ("**LCDs**") or potential National Coverage Determinations ("**NCDs**").

- Advocacy & Health Economics (Ongoing)

  - Objective: Reinforce the value proposition with real-world cost savings by conducting pilot studies focusing on shorter hospital stays, infection rate reductions, and lower recurrence rates and engaging key opinion leaders ("**KOLs**").

Long-Term Objectives (3-5+ years)

The Company has the following long-term objectives:

- Platform Expansion & Diversification (24+ months post-510k Clearance)

- o Objective: Leverage final coverage adoption for expansions into new wound types or updated labeling (e.g., post-surgical incisions and complex burn reconstructions) by developing next-generation ECM scaffolds suited for partial mastectomy repairs, potential large-volume reconstructive applications, or synergy with advanced 3D bio-printing.

- Global Market Leadership

  - o Objective: Achieve robust Medicare, Medicaid, and private payer acceptance by maximizing operational efficiency and securing global regulatory clearances and partnerships with top-tier group purchasing organizations ("**GPOs**").

- Sustainable Growth & Operational Excellence

  - o Objective: File for updated coverage or codes if new data supports advanced usage scenarios to maintain product relevance, ensure high patient adoption, and fortify Conexeu's reputation as a leading innovator in regenerative medicine.

Three-Year PMA Strategy for Aesthetic Applications and R&D

Our three-year pre-full market ("**PMA**") strategy for aesthetic applications is designed to generate robust preclinical and clinical evidence to support FDA approval for our collagen injectable product. This strategy encompasses targeted R&D research, rigorous preclinical studies, and a phased clinical trial approach from 2025 to 2027.

Year 1 (2025): Preclinical Optimization and Phase 1 Trials

The Company has the following preclinical and phase 1 objectives for 2025:

- Preclinical Studies (Currently ongoing):

  - o Conduct small-volume animal studies (e.g. rabbit models) to evaluate injection performance, tissue integration, and inflammatory responses.

- Rheology Testing (Currently ongoing):

  - o Complete a comprehensive rheological analysis to confirm gelation kinetics (targeting 10 ± 1 minutes at body temperature) and validate mechanical properties and a peer-reviewed manuscript preparation underway.

Year 2 (2026): Phase 2 Clinical Evaluation and Data Expansion

The Company has the following Phase 2 objectives for 2026:

  - o Conduct FDA approved and expanded small-volume GMP animal study (e.g., rabbit models) to evaluate injection performance, tissue integration, and inflammatory responses.

  - o **FDA Pre-Submission Meeting (Q1 2026)** – Engage the FDA in an early Q-Sub meeting to confirm proposed 510(k)/PMA pathways, clinical-study design, and bench-testing requirements for 10 Minute Tissue™, mitigating regulatory risk and aligning timelines before full submission.

- Preclinical Trial:

  - o Initiate a safety and feasibility GLP animal trial, focusing on small volume and large volume aesthetic applications such as facial rejuvenation.

  - o Primary endpoints include safety, tolerability, and preliminary efficacy.

Year 2/3 (2027/28): Pilot Human Clinical Trial

The Company has the following Phase 1 objectives for 2027/28:

- Early Feasibility Trial
    - o Open-label, dose study under Investigational Device Exemption ("**IDE**") to establish safety & practicality of injections for small-volume facial areas (e.g., cheeks, nasolabial folds)
    - o Primary endpoints: acute & late adverse events, injection pain, preliminary wrinkle-severity change Secondary: histology on optional biopsies, rheology-to-clinical correlation ≈ 25-40 subjects
        - ▪ IDE approval in ±30 days once complete package is filed to fda.gov
        - ▪ Submit annual IDE progress report & safety line-listing at 6 months

- Pivotal Trial
    - o Multicenter, blinded, split-face or active-controlled study to demonstrate substantial equivalence or superiority for both small- and large-volume indications (mid-face, cheek, hand, potentially body contour)
    - o Co-primary endpoints (at 6 & 12 months)
    - o Key safety endpoints: eg. nodules, granulomas, adaptive review after first 50 pts to allow dose-range refinement ≈ 180–250 subjects (mirrors Voluma pivotal: 235 treated / 47 control) at 10-15 U.S. & OUS sites; 12-month primary follow-up, with PAS through 24 months
    - o Interim data packages (month 6 & month 12) submitted via PMA interactive review path
    - o End-of-Phase 2 (Pre-PMA) meeting: agree on labeling language & post-approval study design

The Company has the following objectives for 2028/29:

- PMA compilation & filing
    - o Lock database, complete statistical report, integrated safety summary, manufacturing & modules
    - o Quality-system readiness audit
    - o Compile and file PMA with interactive review pathway
    - o Initiate manufacturing scale-up commercial launch preparation
    - o Target Q3 2029 commercial launch with revenue generation expected to begin in Q3/Q4 2029

Veterinary Medicine Market Strategy

Conexeu's technology has been extensively validated in animal models through our wound care clinical work, demonstrating safety, efficacy, and robust tissue integration. Building on this foundation, we are strategically expanding into the veterinary market to address chronic wounds and soft tissue injuries in animals such as dogs, cats, and horses.

The Company has the following market strategy for veterinary medicine:

- Market Research & Partner Engagement:

    - o Objective: Conduct targeted market surveys and engage with leading veterinary hospitals, specialty clinics, and distributors to assess demand, understand regulatory requirements, and identify key market segments and ensure ease of administration and alignment with veterinary standards.

- Product Adaptation:

    - o Objective: Evaluate any necessary formulation or packaging adjustments to optimize the 10 Minute Tissue™ scaffold for veterinary applications, ensuring ease of administration and compliance with industry standards.

- Strategic Planning & Sales Channel Development:

    - o Objective: Develop a comprehensive go-to-market strategy tailored for veterinary practitioners, hospitals, and specialty clinics and establish collaborative channels with distributors to accelerate commercial penetration.

- Pilot Clinical Implementation:
  - Objective: Leverage our existing animal study data from wound care programs to initiate pilot clinical use in veterinary settings by collaborating with key opinion leaders to validate safety, efficacy, and best practice protocols.
- Pivotal Clinical Programs & Commercial Launch:
  - Objective: Expand clinical deployments to collect robust data, refine product usage, and finalize market positioning by launching commercial activities in North America, with future plans for international expansion.
- Ongoing Support & Training:
  - Objective: Implement comprehensive training and support programs for veterinary practitioners to ensure proper integration and use of the product in routine veterinary care.

3D Bioink Market Strategy

Conexeu is expanding its application of the 10 Minute Tissue™ platform into the 3D bioink space, leveraging our proprietary ECM scaffold technology to develop customizable, patient-specific tissue constructs. Our strategy is to adapt our current formulation into a bioink that meets the rigorous demands of 3D bio-printing, thus opening new avenues in reconstructive and regenerative medicine.

Year 1 (2025): Formulation Development and Initial Testing

The Company has the following bioink objectives for 2025:

- Adaptation of Formulation:
  - Modify the 10 Minute Tissue™ scaffold to create a stable, printable bioink, optimizing viscosity, shear-thinning properties, and gelation kinetics.
- Rheology & Mechanical Testing:
  - Conduct comprehensive laboratory tests to verify that the bioink exhibits a target gelation time of 10 ± 1 minutes at body temperature and demonstrates suitable mechanical properties for 3D printing.
- Prototype Development:
  - Produce initial bioink prototypes and perform in vitro assessments for cellular compatibility, structural integrity, and printability.

Year 2 (2026): Preclinical Studies and Iterative Optimization

The Company has the following bioink objectives for 2026:

- Preclinical Animal Studies:
  - Utilize our established animal models to test 3D bioink prototypes in constructing tissue analogs.
  - Evaluate outcomes such as integration, vascularization, and biomechanical stability over a 12-week period.
- Iterative Formulation Refinement:
  - Analyze preclinical data to optimize bioink properties, ensuring enhanced cell viability and reproducible printing performance.
- Collaborative Partnerships:
  - Initiate collaborations with leading 3D bio-printing companies and academic research centers to leverage complementary expertise and accelerate product development.

Year 3 (2027): Pilot Clinical Trials and Regulatory Preparation

The Company has the following bioink objectives for 2027:

- Pilot Clinical Implementation:

    o Launch pilot clinical studies in selected reconstructive procedures using the optimized 3D bioink formulation, enrolling approximately 50 patients to gather proof-of-concept data.

- Data Consolidation & Analysis:

    o Finalize the analysis of clinical outcomes and bioink performance to build a comprehensive data package that supports regulatory submissions.

- Regulatory Strategy & Commercial Planning:

    o Prepare for a potential premarket approval ("**PMA**") submission specific to 3D bioink applications while developing strategic alliances with 3D printing technology providers to facilitate a seamless transition from R&D to commercial deployment.

DIRECTORS AND OFFICERS

The table below shows the executive officers and directors of the Company as of the date of this Offering Statement:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Jeff Sharpe	Chief Executive Officer and Director	May 14, 2025 to present	30
Dr. Brian K. Pilcher, PhD	President, Chief Medical Officer ("**CMO**"), and Director	April 8, 2025 to present (President and CMO) May 14, 2025 to present (Director)	30
Dr. Claudia Chavez-Munoz, PhD	Chief Science Officer ("**CSO**") and former CMO	April 8, 2025 to present (CSO) October 16, 2024 to April 8, 2025 (CMO)	30
Stephen D. Inouye	Chief Financial Officer ("**CFO**"), Secretary, and Treasurer	November 13, 2023 to present (CFO) April 8, 2025 to present (Secretary and Treasurer)	10
Michael Wright	Director	November 13, 2023	3
David Bogart	Director	November 13, 2023	3
Dr. Paul Lorenc	Director	May 14, 2025	3

Business Experience

The table below shows other employers, titles, and dates of positions held during the past three years, as applicable, by the executive officers and directors of the Company:

Name	Title	Employer	Principal Business	Dates of Service	Responsibilities
Jeff Sharpe	Director, CEO, and President	1030630 B.C. Ltd.	Business consulting services	2017 to present	Included but not limited to strategic planning, business advisory, financings, M&A, and human resource support for clients
Michael Wright	Director	N3GU Investments LLC	Business consulting services	2015 to present	Included but not limited to strategic planning, business advisory, financings, M&A, and human resource support for clients
David Bogart	CEO, President, and Director	0865546 B.C. Ltd. dba Coal Harbour Capital	Business consulting services	2009 to present	Included but not limited to strategic planning, business advisory, financings, M&A, and human resource support for clients
Stephen D. Inouye	President	SDI Consulting, Inc.	Business consulting services	1995 to present	Included but not limited to strategic planning, business advisory, financings, accounting, and financial services support for clients
Dr. Z. Paul Lorenc	CEO and Director	Lorenc Aesthetic Plastic Surgery	Plastic surgery	1988 to present	Head Surgeon, board certified aesthetic plastic surgeon specializing in facial and body rejuvenation, anti-aging medicine and all areas of plastic surgery
Dr. Brian K. Pilcher, PhD	President, CMO, and Director	Critical Mass Medical Affairs and Scientific Strategy Consultants	Strategic consulting across pharmaceutical and medical device industries.	2017 to present	Included but not limited to providing strategic medical and scientific input on emerging aesthetics and medical therapies across R&D, clinical, and commercial teams.
	Chief Science Officer	Suneva Medical	Medical aesthetics	2019 to 2024	CSO – Lead Medical and Clinical Affairs in the Regenerative Aesthetics category with eight brands across multiple treatment categories, including dermal fillers, non-surgical tissue repositioning, platelet rich plasma, fat transfer, and skin resurfacing

Name	Title	Employer	Principal Business	Dates of Service	Responsibilities
Dr. Claudia Chavez-Munoz, PhD	Research Scientist	Vancouver Coastal Health, Prostate Centre	Science research	2018 to 2024	Research Scientist for organ decellularization as well as organ reseeding, & 3-D tumor growth and testing protocols

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Jeff Sharpe, Chief Executive Officer & Director

Mr. Sharpe was appointed as Chief Executive Officer and director of the Company on May 14, 2025. Mr. Sharpe has 30 years of entrepreneurial experience leading high-potential ventures from inception to public listing. He has helped raise approximately $100 million through a combination of private and public market financings, including a notable Canadian biotech IPO that secured $30 million in approximately nine months. His operational background spans industries such as health, fitness, and digital media, yet his passion lies in guiding innovative start-ups through complex regulatory environments and strategic transactions. Jeff employs a hands-on leadership style that fosters stakeholder relationships and drives sustainable growth. He is adept at orchestrating mergers and acquisitions, maintaining robust corporate governance, and steering investor engagement. At Conexeu, Jeff leverages his capital-raising expertise and strategic vision to advance the 10 Minute Tissue™ platform, ensuring efficient market entry and long-term shareholder value.

Dr. Brian K. Pilcher, PhD, President, Chief Medical Officer & Director

Dr. Pilcher was appointed as President and Chief Medical Officer of the Company on April, 2025. Dr. Pilcher draws on 25+ years of expertise in Dermatology, Plastic Surgery, and Aesthetics, developing medical affairs, clinical education, and research programs across multiple leading organizations. From serving as Chief Scientific Officer at Suneva Medical to Vice Presidential roles at Merz North America, BioForm Medical, and Cutanix Corporation, he has guided cross-functional teams in bringing innovative therapies to market.

At Suneva, Dr. Pilcher spearheaded initiatives that transitioned a single-product dermal filler focus into a comprehensive regenerative aesthetics portfolio, overseeing product launches, thought-leader engagement, clinical education and scientific communications. During his tenure at Merz North America, he managed medical affairs strategies across multiple business units, including Aesthetics, Medical Dermatology and Neurology, while supervising a 55-member field force responsible for medical and clinical training across Radiesse, Belotero, Xeomin, and Ulthera. His ability to forge strategic relationships with key opinion leaders was equally evident at BioForm Medical, where he orchestrated a multi-disciplinary National Medical Education Faculty leading to innovation in new indications for Radiesse dermal filler and furtherance of clinical education initiatives globally.

Academically, Dr. Pilcher earned his PhD in Cell and Molecular Biology from the University of Oklahoma College of Medicine, followed by postdoctoral training in Dermatology at Washington University in St. Louis, MO. He later served as an Assistant Professor at UT Southwestern Medical Center, focusing on the cellular and molecular mechanisms of wound repair. This strong scientific background, combined with commercial acumen, informs his commitment bringing innovations to market with an emphasis on efficacy and patient safety.

Dr. Claudia Chavez-Munoz, MD, PhD, Chief Science Officer/Founder

Dr. Claudia Chavez-Munoz is a distinguished surgeon-scientist recognized internationally for her pioneering contributions to burn care, wound healing, and tissue regeneration. She is the founder of Conexeu Science Inc., established in 2023. Initially appointed as the company's Chief Medical Officer (October 16, 2023 – April 8, 2025), she now serves as Chief Science Officer, leading innovation in regenerative therapeutics.

Dr. Chavez-Munoz earned her medical degree from the National Autonomous University of Mexico (UNAM), followed by training in Plastic and Reconstructive Surgery in Mexico City. Her clinical experience includes a rotation at the renowned Burn Unit of Massachusetts General Hospital (Boston, MA). Motivated by the limitations of conventional wound treatments, she pursued a Ph.D. in Experimental Medicine at UBC, where she discovered a novel regulatory protein cluster (SPARC/SFN) involved in collagen type I synthesis. Her work also identified a previously unknown mode of intercellular communication between keratinocytes and fibroblasts via exosomes, contributing significantly to the field of scar modulation.

Following her doctoral studies, Dr. Chavez-Munoz completed a post-doctoral fellowship at Northwestern University's Feinberg School of Medicine. There, she developed an implantable in vivo bioreactor—subsequently patented and licensed to the U.S. Army—that enabled controlled skin and muscle regeneration. Her research in adipose-derived stem cells, decellularized matrices, and advanced biomaterials has garnered numerous accolades, including the Wound Healing Society's New Investigator Award, CIHR scholarships, and multiple distinctions from UBC and Vancouver Coastal Health.

Currently, Dr. Chavez-Munoz serves as an Adjunct Professor in the Faculty of Medicine at UBC, where she has mentored graduate trainees (2 MSc, 2 PhD) and contributes to the Undergraduate MD Program through lectures in regenerative biology and surgical innovation. Her academic research continues to focus on extracellular matrix (ECM)-based therapies and 3D organ reseeding. At Conexeu, she leads the scientific direction of the 10 Minute Tissue™ scaffold platform, translating more than a decade of high-impact research into next-generation, clinically actionable solutions for complex wound healing, reconstructive surgery, and regenerative medicine.

Stephen D. Inouye, Chief Financial Officer, Secretary and Treasurer

Mr. Inouye was appointed as Chief Financial Officer of the Company on November 13, 2023, and as Secretary and Treasurer of the Company on April 8, 2025. Mr. Inouye is a financial executive, boasting a robust career of nearly 40 years in accounting and tax management. His experience includes strategic financial guidance to a wide array of private and public organizations, serving in pivotal leadership roles in both sectors. His expertise, including serving as a director and senior officer to a number of publicly listed companies, spans startup and small-cap public market sectors, underscored by a strong command over capital market advisory services. Mr. Inouye has an impressive track record in providing guidance for 'go-public' transactions, contributing significantly to effective capital raising initiatives fueling corporate growth. His vast experience also encompasses U.S. and Canadian securities, public company regulations, and corporate governance.

David Bogart, Founder, Director

Mr. Bogart was appointed as a director of the Company on November 13, 2023. He founded Conexeu to commercialize the CXU ECM scaffold IP into a market-ready platform. Under his leadership, the Company secured its core patent portfolio locking in worldwide rights to the patented technology that positions and assembled a world-class team, positioning Conexeu at the forefront of the regenerative aesthetics and tissue engineering market. David Bogart brings extensive expertise in capital markets, corporate finance, and strategic business development to his role as a director of Conexeu. He has facilitated numerous private and public market transactions, including IPOs, reverse mergers, and M&A deals, collectively raising over $100 million. Mr. Bogart's background in investor relations and public market strategy enables him to formulate impactful commercial roadmaps and distribution networks for emerging biotech products. He specializes in refining go-to-market plans that balance accelerated revenue growth with regulatory compliance. Throughout his career, Mr. Bogart has guided teams in building strong partnerships, nurturing investor confidence, and expanding global market footprints.

Michael Wright, Director

Mr. Wright was appointed as a director of the Company on November 13, 2023. Mr. Wright previously served as the interim Chief Executive Officer of the Company from April 8, 2025 to May 13, 2025. Mr. Wright is a passionate entrepreneur with over 20 years of executive experience and 25 years in the financial industry. He studied at Concordia University and further expanded his leadership acumen by completing a certificate in "Launching New Ventures" through the progressive Executive MBA program at Harvard University. Throughout his career, he has advised a wide range of commercial and institutional clients, both private and publicly listed, helping them craft sustainable growth strategies and navigate complex capital structures.

Mr. Wright also founded medical device company, Nugen Medical, which created an innovative needle-free insulin delivery system offering faster absorption, minimal pain, and reduced needle disposal concerns. This blend of business acumen, social responsibility, and product innovation underscores Mr. Wright's distinctive capacity to drive both commercial success and meaningful community impact.

Equally recognized for his commitment to social impact, Mr. Wright has dedicated over two decades to volunteering with The Children's Wish Foundation of Canada ("**Make-A-Wish**"), including seven years as President and Chairman of the Board. Under his direction, the organization expanded its outreach and strengthened its fundraising, benefiting countless children in need. His charismatic leadership, team-building abilities, and strong communication skills have been demonstrated across sports, cultural events, and philanthropic programs alike.

Dr. Z. Paul Lorenc, Director

Dr. Lorenc was appointed as a director of the Company on May 14, 2025. Dr. Z. Paul Lorenc is a board-certified aesthetic plastic surgeon internationally recognized for pioneering advancements in minimally invasive aesthetic medicine. Renowned for his research on dermal fillers and injectables, he played a pivotal role in the Evolence® collagen filler study - a key clinical trial that supported Johnson & Johnson's $159 million acquisition of Evolence. With a practice in New York City, Dr. Lorenc has authored numerous peer-reviewed articles and textbooks on aesthetic plastic surgery and has lectured extensively on emerging technologies and best practices in facial rejuvenation.

In addition to his clinical work, Dr. Lorenc serves on advisory boards and scientific panels, guiding innovations in collagen-based implants, neurotoxins, and energy-based devices. His deep understanding of clinical trial design and Make-A-Wish regulatory navigation allows him to effectively translate cutting-edge research into safe, effective treatments for patients seeking natural, long-lasting results. Dr. Lorenc's philosophy centers on patient safety, rigorous scientific validation, and a commitment to enhancing quality of life through aesthetic solutions. At Conexeu, he provides strategic input on product development, clinical validation, and market positioning for the 10 Minute Tissue™ scaffold, ensuring it aligns with the evolving demands of a global aesthetic market.


PRINCIPAL SECURITY HOLDERS


The following table shows the beneficial ownership of the Company's common stock as of July 29, 2025 held by each person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Voting power includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control, as, for example, a co-trustee) the person is included as a beneficial owner. Outstanding voting equity securities are calculated assuming all outstanding options are exercised, and all outstanding convertible securities converted.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michael Wright	2,411,643 shares of common stock[1]	16.0%
David Bogart	1,543,750 shares of common stock[2]	10.3%

Notes:
(1) This figure includes (i) 750,000 shares held directly by Mr. Wright, (ii) 1,498,048 shares held by N3GU Investment LLC, which is controlled by Mr. Wright, (iii) 50,000 stock options granted to Mr. Wright to acquire 50,000 shares, and (iv) 113,595 warrants to acquire 113,595 shares held by N3GU Investment LLC, which have vested.

(2)   This figure includes (i) 1,062,500 shares held directly by Mr. Bogart, (ii) 431,250 shares held by 0865546 B.C. Ltd., which is controlled by Mr. Bogart, and (iii) 50,000 stock options granted to Mr. Bogart to acquire 50,000 shares.

RISK FACTORS

Investing in Conexeu involves a high degree of risk. Before making an investment decision, you should carefully consider the various risk factors described below, along with other information contained in this prospectus. The risks and uncertainties summarized here are not the only ones we face; additional risks not presently known or that we currently deem immaterial could also impair our operations or financial condition. If any of these risks actually occur, our business, results of operations, and financial condition could be materially and adversely affected, potentially causing the value of our Securities to decline.

Risks Related to Our Business and Strategy

We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. We have only one product candidate and no commercial sales, which, together with our limited operating history, make it difficult to assess our future viability.

We are a biotechnology company with a limited operating history. Medical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have invested substantially all of our efforts and financial resources in the clinical development and regulatory approval of, and commercial planning for, 10 Minute Tissue™, which is currently our only product candidate. We are not profitable and have incurred losses in each year since our inception in 2022. We have a limited operating history upon which you can evaluate our business and prospects. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history or an approved product on the market. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in the medical aesthetics and biotechnology field. To date, we have not obtained any regulatory approvals for 10 Minute Tissue™ or generated any revenue from product sales relating to 10 Minute Tissue™. We continue to incur significant expenses related to regulatory approval and commercialization operations 10 Minute Tissue™. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to seek regulatory approval for, and begin to commercialize, 10 Minute Tissue™, if approved. Our ability to achieve revenue and profitability is dependent on our ability to obtain necessary regulatory approvals and successfully market and commercialize 10 Minute Tissue™. We have limited experience in successfully commercializing a product candidate once approved. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

We currently depend entirely on the successful and timely regulatory approval and commercialization of our only product candidate, 10 Minute Tissue™. 10 Minute Tissue™ may not receive regulatory approval or, if it does receive regulatory approval, we may not be able to successfully commercialize it.

We currently have only one product candidate, 10 Minute Tissue™, and our business presently depends entirely on our ability to obtain regulatory approval for 10 Minute Tissue™ and to successfully commercialize it in a timely manner. We have no products currently approved for sale and we may never be able to develop marketable products. We are not permitted to market 10 Minute Tissue™ in the United States until we receive approval from the FDA. We do not know if or when we will receive any such approvals or whether we will need to make modifications or significant additional expenditures to obtain any such approvals. In addition, even if we receive approval in one country, we may not receive approval in any other jurisdiction. Our near-term prospects, including our ability to finance our company and generate revenue, as well as our future growth, depend entirely on the successful and timely regulatory approval and commercialization of 10 Minute Tissue™.

The regulatory and commercial success of 10 Minute Tissue™ will depend on a number of factors, including the following:

- whether we are required by the FDA, or other similar regulatory authorities to conduct additional clinical trials or meet other requirements to support the approval of 10 Minute Tissue™;
- our success in educating physicians and consumers about the benefits, administration and use of 10 Minute Tissue™, if approved;
- the prevalence, duration and severity of potential side effects experienced with 10 Minute Tissue™;
- the timely receipt of necessary marketing approvals from the FDA, and other similar regulatory authorities;
- achieving and maintaining compliance with all regulatory requirements applicable to 10 Minute Tissue™;
- the ability to raise additional capital on acceptable terms, or at all, if needed, to support the commercial launch of 10 Minute Tissue™;
- the acceptance by physicians and consumers of the safety and efficacy of 10 Minute Tissue™, if approved;
- our ability to successfully commercialize 10 Minute Tissue™, if approved, whether alone or in collaboration with others;
- the ability of our current manufacturer and any third parties with whom we may contract to manufacture 10 Minute Tissue™ to remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with cGMP requirements; and
- the availability, perceived advantages, relative cost, relative safety and relative efficacy of competing products.

If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we could experience significant delays or an inability to obtain regulatory approvals or commercialize 10 Minute Tissue™. Even if regulatory approvals are obtained, we may never be able to successfully commercialize 10 Minute Tissue™ or any future product candidates. In addition, we will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. Accordingly, we may not be able to generate sufficient revenue through the sale of 10 Minute Tissue™ or any future product candidates to continue our business.

We may require additional financing to fund our future operations, and a failure to obtain additional capital when so needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations and execute our business plan.

Although we intend to file a confidential registration statement with the SEC in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of our shares or other securities at a purchase price greater than the price per share in this Offering or at all. If we are unable to complete the future offerings of our shares or other securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

We have currently utilized substantial amounts of cash since our inception in order to conduct clinical development to support regulatory approval of 10 Minute Tissue™ initially in the United States. We expect that we will continue to expend substantial resources for the foreseeable future in order to finalize regulatory approval for 10 Minute Tissue™, to commercialize 10 Minute Tissue™, for the development of any other indications of 10 Minute Tissue™, and for the clinical development of any additional product candidates we may choose to pursue. In the near term, these expenditures will include costs associated with the development and expansion of our sales force and commercialization infrastructure in connection with commercializing 10 Minute Tissue™, if approved. In the long term, these expenditures will include costs associated with the continued commercialization of 10 Minute Tissue™, if approved, and any of our future product candidates, such as research and development, conducting preclinical studies and clinical trials and manufacturing and supplying as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the regulatory approval process and commercialization expenditures needed to meet our sales objectives is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of 10 Minute Tissue™ or any future product candidates. We expect to incur additional costs such as hiring additional personnel and expanding our operations.

Based on our estimated use of proceeds, we anticipate that the net proceeds from this Offering together with our existing cash and cash equivalents will be sufficient to further fund our operating plan through the launch and initial commercialization of 10 Minute Tissue™. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available capital resources much faster than we currently expect or require more capital to fund our operations than we currently expect. For example, we may require additional funds earlier than we currently expect in the event that we are required to conduct additional clinical trials, experience a delay in receiving marketing approval of 10 Minute Tissue™ or market acceptance of 10 Minute Tissue™ is slower than expected. Our currently anticipated expenditures for the commercialization of 10 Minute Tissue™ may exceed our existing cash and the net proceeds from this Offering and we may need to seek additional debt or equity financing.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of our existing stockholders will be diluted and the terms of any such securities may have a preference over our common stock. Debt financing, receivables financing and royalty financing may also be coupled with an equity component, such as warrants to purchase our capital stock, which could also result in dilution of our existing stockholders' ownership, and such dilution may be material. Additionally, if we raise additional capital through debt financing, we may have increased fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures to meet specified financial ratios, and other operational restrictions, any of which could restrict our ability to commercialize our product candidates or operate as a business and may result in liens being placed on our assets. If we were to default on any of our indebtedness, we could lose such assets.

Even if 10 Minute Tissue™ or future product candidates, if any, receive regulatory approval, they may fail to achieve the broad degree of healthcare practitioner adoption and use necessary for commercial success.

Even if 10 Minute Tissue™ receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by healthcare practitioners, consumers and others in the medical aesthetics community. The commercial success of 10 Minute Tissue™ and any future product candidates, if approved, will depend significantly on the broad adoption and use of the resulting product by healthcare practitioners for approved indications, including, in the case of 10 Minute Tissue™, wound care and other aesthetic indications that we may seek to pursue. We are aware that other companies are seeking to develop alternative products and treatments, any of which could impact the demand for 10 Minute Tissue™.

The degree and rate of healthcare practitioner adoption of 10 Minute Tissue™ and any future product candidates, if approved, depend on a number of factors, including:

- the effectiveness, ease of use, and safety of 10 Minute Tissue™ and any future product candidates as compared to existing products or treatments;
- healthcare practitioners and consumer willingness to adopt 10 Minute Tissue™ for wound care or other aesthetic indications we may pursue over products and brands with which consumers and healthcare practitioners may have more familiarity or recognition or additional approved uses;
- overcoming any biases healthcare practitioners or consumers may have toward the use, safety and efficacy of existing products or treatments and successful marketing of the benefits of 10 Minute Tissue™;
- the cost of 10 Minute Tissue™ and any future product candidates in relation to alternative products or treatments and willingness to pay for the product or treatment, if approved, on the part of consumers;
- proper training and administration of 10 Minute Tissue™ and any future product candidates by healthcare practitioners;
- consumer satisfaction with the results and administration of 10 Minute Tissue™ and any future product candidates and overall treatment experience;
- changes in pricing, promotional and bundling efforts by competitors;
- consumer demand for wound care or other aesthetic indications that may be approved in the future;

- the willingness of consumers to pay for 10 Minute Tissue™ and any future product candidates relative to other discretionary items, especially during economically challenging times;
- the revenue and profitability that 10 Minute Tissue™ and any future product candidates may offer a healthcare practitioner as compared to alternative products or treatments;
- the effectiveness of our sales, marketing and distribution efforts and our ability to develop our brand awareness;
- any adverse impact on our brand resulting from key opinion leader relationships with our parent organizations, whether or not related to us;
- our ability to compete with our competitors' product bundling offerings as we plan to initially launch 10 Minute Tissue™ as a stand-along product; and
- adverse publicity about our product candidates, competitive products, or the industry as a whole, or favorable publicity about competitive products.

If 10 Minute Tissue™ or any future product candidates are approved for use but fail to achieve the broad degree of healthcare practitioner adoption necessary for commercial success, our operating results and financial condition will be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our business.

If 10 Minute Tissue™ or any of our future product candidates are approved for marketing, and we are found to have improperly promoted off-label uses, or if healthcare practitioners misuse our products or use our products off-label, we may become subject to prohibitions on the sale or marketing of our products, significant fines, penalties, sanctions, or product liability claims, and our image and reputation within the industry and marketplace could be harmed.

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about pharmaceutical products, such as 10 Minute Tissue™, if approved. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or other similar regulatory authorities as reflected in the product's approved labeling. If we receive marketing approval for 10 Minute Tissue™, healthcare practitioners could use 10 Minute Tissue™ on their patients in a manner that is inconsistent with the approved label, potentially including for the treatment of other aesthetic or therapeutic indications. If we are found to have promoted such off-label uses, we may receive warning letters and be subject to other enforcement actions from the FDA and other regulatory agencies, and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management's attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve FDA enforcement actions. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions or other restrictions on the sale or marketing of our products and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Healthcare practitioners may also misuse 10 Minute Tissue™ or any future product candidates, if approved, or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If 10 Minute Tissue™ or any future product candidates, if approved, are misused or used with improper techniques or are determined to cause or contribute to consumer harm, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend, result in sizable damage awards against us that may not be covered by insurance and subject us to negative publicity resulting in reduced sales of our products. Furthermore, the use of 10 Minute Tissue™ or any future product candidates, if approved, for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare practitioners and consumers. Any of these events could harm our business and results of operations and cause our stock price to decline.

Worldwide economic and market conditions, an unstable economy, a decline in consumer demand or spending levels for our products and other adverse developments, including inflation, could adversely affect our business, results of operations and liquidity.

Many economic and other factors are outside of our control, including general economic and market conditions, consumer and commercial credit availability, inflation, unemployment, consumer debt levels and other challenges affecting the global economy. Increases in the rates of unemployment, reduced access to credit and issues related to domestic and international politics may adversely affect consumer confidence and disposable income levels. Lower consumer confidence and disposable incomes could lead to reduced consumer spending and lower demand for our products and services. Decreases in the number of healthcare practitioners and medical offices or financial hardships for healthcare practitioners may also adversely affect distribution channels of our products. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. In addition, historically, during economic downturns, there have been reductions in spending on elective procedures as well as pressure for extended billing terms and other financial concessions. While Conexeu has not specifically identified any material impact to its operations based on recent inflationary pressures, historically during inflationary periods, individuals tend to reduce discretionary spending, which would include aesthetic medical procedures. A severe or prolonged economic downturn could also limit our ability to raise additional capital when needed on acceptable terms, if at all. These factors could have a negative impact on our potential sales and operating results.

Our product faces, and any of our future product candidates may face, significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

We are in a highly competitive market. Successful competitors in our market have the ability to efficiently and effectively develop or acquire products, obtain patents, develop, test and obtain regulatory approvals for products, and effectively commercialize, market and promote approved products, including communicating the safety and value of products to actual and prospective customers and medical staff. Numerous companies are engaged in developing, patenting, manufacturing and marketing products which we expect will compete with our product. Many of these competitors are large, experienced companies that enjoy significant competitive advantages, such as substantially greater financial, research and development, manufacturing, testing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. It is possible that competitors will succeed in developing technologies that are safer, more effective, more convenient or that have a lower cost of goods and price than our product or future products being developed by us, or that would render our product and technology obsolete or noncompetitive. Competition could also result in reduced profit margins and limited sales, which would harm our business, financial condition and results of operations.

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for us, could cause us to incur additional costs, and could restrict our operations, including preventing, limiting or delaying regulatory approval of our product candidates. Many healthcare laws are complex, and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the services that we aim to provide. However, these laws and regulations may nonetheless be applied to our business. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or maintain profitability. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could therefore create liability for us, result in adverse publicity and materially affect our business, financial condition, and results of operations.

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. The loss of one or more members of our management team or other key employees or consultants could materially harm our business, financial condition, results of operations and prospects. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. We face competition for personnel and consultants from other companies, universities, public and private research institutions, government entities and other organizations. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of the Company. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

Any negative publicity concerning our products could harm our business and reputation and negatively impact our financial results.

If approved, the reactions of potential patients, healthcare practitioners, the news media, legislative and regulatory bodies and others to information about complications or alleged complications of our product could result in negative publicity and could materially reduce market acceptance of our product. These reactions, or any investigations and potential resulting negative publicity, may have a material adverse effect on our business and reputation and negatively impact our financial condition, results of operations or the market price of our common stock. In addition, significant negative publicity could result in an increased number of product liability claims against us.

Risks Related to Our Intellectual Property and Privacy Legislation

If we are unable to obtain and maintain patent protection for our technology and products, or if our partners or licensors are unable to obtain and maintain patent protection for the technology or products that we license from them, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to that of ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success will depend on our ability to obtain and maintain patent and other intellectual property protection with respect to our product candidates. The Company has sought to protect our proprietary position by filing patent applications in the United States, Canada, the European Union, Australia, and Japan related to 10 Minute Tissue™ and our ECM scaffold technology. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, a patent might not be issued or granted with respect to our patent application in Canada that is currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our current product or any future products or fail to otherwise provide us with any competitive advantage. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations and in recent years has been the subject of much litigation. The standards applied by the United States Patent and Trademark Office and foreign patent offices in granting patents are not always applied uniformly or predictably. As a result, the issuance, scope, validity, enforceability and commercial value of the Company's and our partners' or licensors' patent rights are highly uncertain. The degree of future protection that we will have on our proprietary ECM scaffold technology, if any, is uncertain and a failure to obtain adequate intellectual property protection with respect to our product candidates and proprietary technology could have a material adverse impact on the success of our business.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States, Canada, and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to or stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect the confidentiality of our trade secrets, our innovative capacity and competitive position could be harmed.

We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position, in addition to filing patents for some of our technology and products. The types of protections available for trade secrets are particularly important with respect to certain aspects of our manufacturing processes. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. We may also enter into confidentiality and invention or patent assignment agreements (or have language governing such in employment or consulting agreements) with our employees and consultants, as applicable. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts in certain jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and whether successful or unsuccessful, limit the commercial value of our product or have a material adverse effect on our business.

Competitors may infringe any of our current or future patents. To counter infringement or unauthorized use, we may be required to file expensive and time-consuming infringement claims. Also, the court may decide in an infringement proceeding that a specific patent held by us is not valid or enforceable or may refuse to stop the other party from using our intellectual technology at issue on the grounds that our patents do not cover the intellectual property being disputed. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Additionally, due to the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Our commercial successes depend upon its ability and the ability of our partners and other collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future which at this time cannot be known to us. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference proceedings before the United States Patent and Trademark Office or other similar regulatory authorities. If the third party is successful and we are found to infringe on their intellectual property rights, we could be forced to negotiate the rights to the third party's intellectual property in order to continue to develop and market our products and technology. There is no guarantee that we will be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are not able to obtain a license for the rights to their technology, we could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for additional monetary damages. A finding of infringement could prevent us from commercializing our product candidates, or delay commercialization during adjudication of a patent dispute, or force us to cease some of its business operations, pay royalties and/or damages to companies holding the patents that were infringed, all of which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our employees from their normal responsibilities, even if it is resolved in our favour. Also, any public announcements of the results of hearings, motions or other interim proceedings or developments could be perceived to be negative by securities analysts or investors, leading to a potential adverse effect on the price of the Common Stock. These types of litigation or proceedings could substantially increase our operating losses and reduce the resources available for product development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We must protect and manage confidential personal health information, including reporting from marketed product adverse event reporting and clinical trials. Accidental release of information could harm us.

As our programs advance in development, we expect to generate or otherwise obtain clinical data that may include personal information and personal health information. These data are required for successful development and commercialization of pharmaceutical products, such as clinical trial data to support regulatory submissions and pharmacovigilance data to monitor for potential adverse events following product launch. We recognize the sensitivity of this data and will apply protections to minimize the risk of release, including strict data blinding protocols and secure information technology infrastructure. However, despite these measures, it is possible that personal information or personal health information could be released and may expose us to substantial reputational risk and legal liabilities. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates or products that it may develop, injury to our reputation and significant negative media attention, withdrawal of clinical trial participants, significant costs to defend the related litigation, substantial monetary awards to trial participants or patients, loss of revenue and the inability to commercialize any products that we may develop.

Risks Related to the Offering

We determined the price of the Common Stock arbitrarily and there has been no independent valuation of our shares, which means that such shares may be worth less than the Offering price in this Offering.

We have determined the per share purchase price in the Offering without an independent appraisal opinion on the valuation of our Common Stock. Instead, the Offering price of the Common Stock has been determined by management. This valuation is highly speculative and arbitrary. There is no relation to our assets, market value, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that the price of the Common Stock is the fair market value of the Common Stock or that investors will earn any profit on them. Our Common Stock may have a value significantly less than the Offering price, and the shares may never obtain a value equal to or greater than the Offering price.

We are offering Common Stock on a best-efforts basis.

The Common Stock are offered on a "best efforts" basis. We cannot assure that all or any specified number of the Common Stock will be sold and the desired capital raised through this Offering. Our proposed operations are subject to all the risks inherent in a growing business enterprise, including the likelihood of operating losses.

This Offering is being conducted without the benefit of an underwriter, who could have confirmed the accuracy of the disclosures in this Offering Circular.

We have self-underwritten this Offering on a "best efforts" basis, which means that no underwriter has engaged in any due diligence activities to confirm the accuracy of the disclosure in this Offering Circular or to provide input as to this Offering price; we will attempt to sell the Common Stock and there can be no assurance that all of the Common Stock offered under this Offering Circular will be sold or that the proceeds raised from this Offering, if any, will be sufficient to cover the costs of this Offering; and there is no assurance that we can raise the intended Offering amount.

We may undertake additional equity or debt financing that may dilute the shares in this Offering.

We may undertake further equity or debt financing which may be dilutive to existing stockholders, including investors in this Offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing stockholders, including investors in this Offering, and also reducing the value of Common Stock subscribed for under this Offering.

An investment in our Common Stock is speculative and there can be no assurance of any return on any such investment.

An investment in our Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in our Company, including the risk of losing their entire investment.

If the Maximum Offering is not raised, it may increase the amount of long-term debt or the amount of additional equity we need to raise.

There is no assurance that the Maximum Offering of Common Stock in this Offering will be sold. If the Maximum Offering is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our stockholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this Offering.

We may not be able to obtain additional financing.

Even if we are successful in selling the Maximum Offering of Common Stock in the Offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of its strategy which could seriously harm the Company's business, financial condition and results of operations. If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current stockholders and to investors that invest in this Offering.

We have significant discretion over the net proceeds of this Offering.

We have significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for our Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in our Company.

You should be aware of the long-term nature of this investment.

There is not now, and likely will not be, a public market, for the Common Stock. Because the Common Stock have not been registered under the U.S. Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock may have certain transfer restrictions. It is not currently contemplated that registration under the U.S. Securities Act or other securities laws will be affected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. You should be aware of the long-term nature of your investment in our Company. You will be required to represent that you are purchasing the Common Stock for your own account, for investment purposes and not with a view to resale or distribution thereof.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our shares of Common Stock are restricted securities and cannot be transferred freely unless in compliance with an exemption from the registration requirements of the Securities Act.

No governmental agency has reviewed or passed upon this Offering, our business, or any securities of our Company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. You, therefore, will not receive any of the benefits that such registration would otherwise provide. As a result you must assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with your advisors. Further, an investment in the Company is a long-term commitment, and there are substantial restrictions on the transferability of our shares of Common Stock. The Offering has not been registered under the Securities Act. Instead, we are offering our shares of Common Stock pursuant to the exemption from registration requirements of the Securities Act found in Section 4(a)(6) thereof, and Regulation Crowdfunding promulgated thereunder. Since the Offering will not be registered under the Securities Act, the shares of Common Stock issued herein will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and, accordingly, under Rule 144 as currently in effect, the shares of Common Stock must be held for the time period required by Rule 144, or indefinitely if the Investor is deemed an "affiliate" within the meaning of such rule, unless the shares of Common Stock are subsequently registered under the Securities Act and qualified under any other applicable securities law or exemptions from such registration and qualification are available.

This Offering and any concurrent offering under Rule 506(c) of Regulation D may be integrated pursuant to Rule 152 of the Securities Act if we fail to ensure compliance with the requirements of each exemption and or the applicable safe harbors from the registration requirements of the Securities Act under Rule 152.

The integration of this Offering and any concurrent offering under Regulation D, pursuant to Rule 152 of the Securities Act, poses significant legal, regulatory, and operational risks. Under securities law, if these offerings are deemed to be integrated, that is, treated as a single offering, our ability to rely on exemptions from registration may be jeopardized. In such an event, failure to meet the safe harbor provisions under Rule 152 could force us to register the combined offering, subjecting us to increased disclosure requirements, heightened regulatory scrutiny, and significant legal and administrative expenses. Moreover, integration risks may arise if there is any impermissible overlap or cross-reference in the marketing materials, timing, pricing, or material terms between the two offerings. Such integration may delay or disrupt the planned financing, adversely affect our ability to raise capital on favorable terms, and have a material adverse impact on our business, financial condition, and value of our shares of Common Stock.

You will incur immediate and substantial dilution to the value of the shares of Common Stock you purchase in this Offering, and your ownership interest may continue to be diluted in the future.

If you purchase shares of Common Stock in this Offering, you will pay a price per share of Common Stock that significantly exceeds the net tangible book value per share of Common Stock of our outstanding shares prior to this Offering. As a result, you will experience immediate and substantial dilution in the net tangible book value of your investment. This means that, following the closing(s) of this Offering, the value of the shares of Common Stock you acquire will be materially less than the price you paid. Further dilution could occur if we issue additional securities at prices lower than the price you paid in this Offering. Such issuance may include, but are not limited to, the sale of shares, options, warrants, convertible instruments, or other equity securities, and also shares of Common Stock or convertible securities issued pursuant to our stock incentive plan. Any such issuance could further depress the market price of our Common Stock and negatively impact earnings per share, net tangible book value per share, and other key financial metrics, potentially resulting in a material adverse effect on your investment.

Risks Related to our Common Stock

Conflicts of Interest.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors.

There is no existing market for our Common Stock, and we cannot assure that a public trading market for our Common Stock will ever be established.

At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop. Our Common Stock does not have a trading symbol. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The Offering price of the Common Stock has been determined by management and certain advisors of the management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value, and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Common Stock may decline below the Offering price and is likely to be volatile.

Additionally, secondary trading in our shares of Common Stock will not be possible in any state until the shares are qualified for sale under the applicable securities laws of the state in question or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. If we fail to register or qualify or to obtain to verify an exemption for the secondary trading of our shares of Common Stock in any particular state, then the shares could not be offered or sold to, or purchased by, a resident of that state. If a significant number of states refuse to permit secondary trading in our shares of Common Stock, the liquidity for the shares could be significantly impacted, and you may have difficulty in selling your shares.

If we issue additional Common Stock, stockholders may experience dilution in their ownership of the Company.

We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our Board has the authority, without the consent of any of our Stockholders, to cause us to issue more Common Stock. Consequently, stockholders may experience more dilution in their ownership of us in the future. Our Board and majority stockholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other stockholders. The issuance of additional Common Stock would dilute stockholders' ownership in the Company.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our Common Stock. There will therefore be fewer ways in which you are able to make a gain on your investment.

In the event we become a public reporting company in the future, we will incur increased costs as a result of operating as a public reporting company, and our management team will be required to devote substantial time to new compliance requirements.

If we elect to become a public reporting company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, many rules and regulations exist for companies listed on stock exchanges that impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel would need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We will use our commercially reasonable efforts to list our Common Stock for trading on a securities exchange; however, it is uncertain when our Common Stock will be listed on an exchange for trading, if ever.

There is currently no public market for our Common Stock and there can be no assurance that one will ever develop. Our Board, in its sole discretion, may choose to take actions necessary to list our Common Stock on a national securities exchange, but is not obligated to do so. As a result, our Common Stock sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. If our Common Stock are not listed on an exchange, it may be difficult to sell or trade in our Common Stock.

After the completion of this Offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the price of our Common Stock decreases and we were sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

OWNERSHIP AND CAPITAL STRUCTURE

The following table sets forth the Company's capital structure as of July 29, 2025:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, not Issued	Available
Common Stock	250,000,000	14,872,285	10,558,226	224,569,489
Preferred Stock	50,000,000	Nil	N/A	50,000,000
Warrants	N/A	9,733,226	Nil	N/A
Stock Options/Restricted Stock Units	3,000,000	825,000	Nil	2,175,000

The Company's Securities

The Company's securities consist of two classes designated as, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $0.001 per share.

Common Stock

The total number of shares of Common Stock that the Company has authority to issue is 250,000,000 shares, $0.001 par value. As of the date of this Offering Statement, the Company has 14,872,285 shares of Common Stock issued and outstanding.

Dividends

Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by the Articles of Incorporation, as amended from time to time (hereinafter, the "**Articles**") or the Nevada

Revised Statutes (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors (the "**Board**") out of assets legally available therefor.

Voting Rights

Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

Liquidation Rights

In the event of liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Company's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Company's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Company with or into any other person or sale or transfer of all or any part of the assets of the Company (which shall not in fact result in the liquidation of the Company and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

No Conversion, Redemption, or Preemptive Rights

The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

Preferred Stock

The total number of shares of Preferred Stock that the Company has authority to issue is 50,000,000 shares. As of the date of this Offering Statement, the Company has nil shares of Preferred Stock issued and outstanding.

The Board vested with the authority to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by the Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Company; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock of for any other securities, property, or assets of the Company or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Company and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution.

As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The Board is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the Board provides to the contrary in the resolutions which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

Warrants

As of the date of this Offering Statement, the Company has 9,733,226 warrants currently outstanding to purchase 9,733,226 shares of Common Stock.

Stock Options and Restricted Stock Units

As of the date of this Offering Statement, the Company has 675,000 stock options currently outstanding to purchase 675,000 shares of Common Stock and 150,000 restricted stock units currently outstanding to receive upon settlement 150,000 shares of Common Stock.

Dilution

Investors should understand the potential for future dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), the exercise Options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "*Dilution*" above, the valuation of the Company will determine the amount by which the Investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

Liquidation Value

The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value

This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach

This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and the valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Determined the Offering Price

The Company determined its Offering price for this Offering based upon its own internal estimates of investment value which are not based on the historical financial value or performance of the Company. Based on the Company's internal estimates, the pre-Offering value ascribed to the Company is approximately $29.74 million.

What it Means to be a Minority Holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.


INDEBTEDNESS OF THE COMPANY


As of the date hereof, we do not have any outstanding indebtedness.


RECENT OFFERINGS OF SECURITIES


The Company has conducted the following exempt offerings of securities within the past three years prior to domestication into the State of Nevada on April 10, 2025:

1. On November 2, 2022, we issued 1,518,750 shares of Common Stock (pre-consolidation and pre-reverse split – 17,550,000 shares) for gross proceeds of CAD$17.55 pursuant to a private placement relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act.

2. On November 17, 2023, we issued 2,637,500 shares of Common Stock (pre-reverse split – 10,550,000 shares) for aggregate gross proceeds of CAD$211.00 pursuant to a private placement relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for non-U.S. persons and on Section 4(a)(2) of the Securities Act for the one U.S. person.

3. On November 20, 2023, we issued 312,500 shares of Common Stock (pre-reverse split – 1,250,000 shares) for services at a deemed price of CAD$0.00008 per share for an aggregate value of CAD$25.00 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act.

4. On November 20, 2023, we issued 1,031,251 shares of Common Stock (pre-reverse split – 4,125,000 shares) pursuant to a patent assignment agreement at a deemed price of US$0.008 per share. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act.

5. On February 16, 2024, we issued 750,000 shares of Common Stock (pre-reverse split – 3,000,000 shares) for aggregate value of CAD$60.00 pursuant to amendment to assumed notes on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for non-U.S. persons and on Section 4(a)(2) of the Securities Act for the U.S. persons.

6. On March 31, 2024, we issued 80,214 shares of Common Stock (pre-reverse split – 320,856 shares) for the settlement of an outstanding liability in the amount of US$60,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

7. On May 16, 2024, we issued 125,000 shares of Common Stock (pre-reverse split – 500,000 shares) at a deemed price of US$0.80 per share to one individual pursuant to an advisory service agreement. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

8. On June 30, 2024, we issued 56,250 shares of Common Stock (pre-reverse split – 225,000 shares) for the settlement of an outstanding liability in the amount of US$45,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

9. On August 21, 2024, we issued 258,335 units (each, a "**Unit**") (pre-reverse split – 1,033,334 Units) for aggregate gross proceeds of US$186,000.12 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one common stock purchase warrant (each, a "**Warrant**") with each Warrant entitling the holder thereof to purchase additional share of our Common Stock (each, a "**Warrant Share**") at an exercise price of US$0.72 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the one non-U.S. person and on Section 4(a)(2) of the Securities Act for the U.S. persons for the issuance of the Units.

10. On August 21, 2024, we issued 31,000 Units (pre-reverse split – 124,000 Units) at a deemed price of US$0.72 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.72 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

11. On August 21, 2024, we issued 334,128 Unit (pre-reverse split – 1,336,500 Units) for aggregate gross proceeds of US$249,925.50 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.748 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

12. On August 21, 2024, we issued 40,095 Units (pre-reverse split – 160,380 Units) at a deemed price of US$0.748 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.748 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

13. On August 21, 2024, we issued 118,750 Units (pre-reverse split – 475,000 Units) for aggregate gross proceeds of US$95,000.00 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

14. On August 21, 2024, we issued 14,250 Units (pre-reverse split – 57,000 Units) at a deemed price of US$0.80 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

15. In September 2024, we issued 387,500 shares of Common Stock (pre-reverse split – 1,550,000 shares) for the settlement of outstanding liabilities in the aggregate amount of US$88,712.00 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for non-U.S. persons and on Section 4(a)(2) of the Securities Act for the U.S. persons.

16. On September 15, 2024, we issued 750,000 shares of Common Stock (pre-reverse split – 3,000,000 shares) for the settlement of an outstanding liability in the amount of US$22,500 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act.

17. On September 30, 2024, we issued 82,500 shares of Common Stock (pre-reverse split – 330,000 shares) for the settlement of outstanding liabilities in the aggregate amount of US$66,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

18. On November 30, 2024, we issued 57,344 shares of Common Stock (pre-reverse split – 229,375 shares) for the settlement of outstanding liabilities in the aggregate amount of US$45,875 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

19. On December 31, 2024, we issued 56,250 shares of Common Stock (pre-reverse split – 225,000 shares) for the settlement of an outstanding liability in the amount of US$45,000.00 on a private placement basis relying on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

20. On January 15, 2025, we issued 687,500 Units (pre-reverse split – 2,750,000 Units) for aggregate gross proceeds of US$550,000 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

21. On January 15, 2025, we issued 82,500 Units (pre-reverse split – 330,000 Units) at a deemed price of US$0.80 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the issuance of the Units.

22. On January 31, 2025, we issued 94,000 shares of Common Stock (pre-reverse split – 376,000 shares) for the settlement of outstanding liabilities in the aggregate amount of US$75,200 on a private placement basis relying on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the non-U.S. persons and on Section 4(a)(2) of the Securities Act for the one U.S. person.

23. On March 31, 2025, we granted 150,000 stock options (pre-reverse split – 600,000 stock options) to purchase 150,000 shares of Common Stock at an exercise of $0.80 per share and having and having an expiry date of March 31, 2026. We relied on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act for the grant of the stock options to the U.S. person.

The proceeds from the private placements have been used for general corporate and working capital purposes.

The Company has conducted the following exempt offerings of securities within the past three years post-domestication into the State of Nevada on April 10, 2025:

1. On April 10, 2025, pursuant to the domestication into Nevada, which is treated as a reincorporation, we were deemed to have issued 9,505,618 shares of Common Stock, 1,566,559 Warrants and 150,000 stock options (pre-reverse split – 38,022,445 shares, 6,266,214 Warrants and 600,000 stock options), which we relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuances to non-U.S. persons and on Rule 506(b) of Regulation D promulgated under the Securities Act for the U.S. persons.

2. On May 16, 2025, we issued 3,750,000 Units at a price of US$0.40 per Unit for aggregate gross proceeds of US$1,500,000 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.40 per Warrant Share having an expiry date of three years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuance of the Units to non-U.S. persons.

3. On May 16, 2025, we issued 416,667 Units at a deemed price of US$0.40 per Unit to one individual pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.40 per Warrant Share having an expiry date of three years from the date of issuance of the Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuance of the Units to the non-U.S. person.

4. On May 16, 2025, we granted 100,000 stock options to purchase 100,000 shares of Common Stock at an exercise of $0.40 per share and having and having an expiry date of May 16, 2027. We relied on the exemption from the registration requirements provided by Section 4(a)(2) under the Securities Act for the grant to the U.S. person.

5. On June 5, 2025, we issued 4,000,000 performance warrants (each, a "**Performance Warrant**") to two entities and one individual pursuant to consulting agreements. The Performance Warrants shall vest in four equal tranches as more fully discussed under "*Related Party Transactions*", below. Each Performance Warrant entitles the holder thereof to purchase one additional share of our Common Stock (each, a "**Performance Warrant Share**") at an exercise price of US$0.001 per Performance Warrant Share having an expiry date of five years from the date of issuance of the Performance Warrants. We relied on the exemption from the registration requirements provided by Rule 903(b) of Regulation S promulgated under the Securities Act for the issuance of the Performance Warrants to the non-U.S. persons and on Rule 506(b) of Regulation D promulgated under the Securities Act for the issuance of the Performance Warrants to the U.S. person.

6. On June 5, 2025, we issued 1,200,000 shares of Common Stock for gross proceeds of US$1,200 pursuant to a private placement relying on the exemption from the registration requirements provided by Rule 506(b) of Regulation D promulgated under the Securities Act.

7. On June 7, 2025, we granted 225,000 stock options to purchase 225,000 shares of Common Stock at an exercise price of $0.40 per share and having an expiry date of June 7, 2030. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grants to U.S. persons and on Rule 903(b) of Regulation S promulgated under the Securities Act for the grant of stock options to the non-U.S. persons.

8. On June 20, 2025, we granted 150,000 restricted stock units to receive upon settlement 150,000 shares of Common Stock having a grant date fair value of $0.40 per share. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grant to the U.S. person.

9. On June 27, 2025, we granted 200,000 stock options to purchase 200,000 shares of Common Stock at an exercise price of $0.80 per share and having an expiry date June 27, 2030. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grants to the U.S. persons.

The proceeds from the private placements have been used for general corporate and working capital purposes.

ADDITIONAL POTENTIAL FINANCING

The Company intends to also, in its sole and absolute discretion and subject to market conditions, pursue an equity or convertible debenture private placement financing of up to an aggregate of $10,000,000 (the "**Private Placement**"). If the private placement is a convertible debenture offering, the convertible debentures (the "**Convertible Debentures**") will be issued in increments of $1,000. The Private Placement is expected to be concurrent or subsequent to this Regulation CF offering. The Private Placement, whether straight equity or Convertible Debentures which are convertible into shares of the Company's Common Stock, will be based on a valuation of not less than $39 million, which is a higher valuation than this Regulation CF Offering. We cannot provide any assurance that such Private Placement will occur. Net proceeds from the Private Placement will be used towards accelerating the Company's regulatory pathway with the U.S. FDA for its human collagen based dermal fillers and aesthetics indications. We intend to rely upon the exemption from the registration requirements under the Securities Act provided by Rule 506(c) of Regulation D promulgated under the Securities Act. You should note that there are risks associated with conducting concurrent exempt offerings. See *"Risk Factors – Risks Related To This Offering and Ownership of Our Shares – This offering and any concurrent offering under Rule 506(c) of Regulation D may be integrated pursuant to Rule 152 of the Securities Act if we fail to ensure compliance with the requirements of each exemption and or the applicable safe harbors from the registration requirements of the Securities Act under Rule 152"* for more information. As of the date of this Offering Statement, we have not sold any securities pursuant to the potential Private Placement.

RELATED PARTY TRANSACTIONS

Fiscal Year ended October 31, 2024

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Michael Wright	Director and former CEO	Conexeu entered into a consulting agreement dated October 10, 2023 (the "**Wright Agreement**") with Michael Wright for a term of 12 months from October 10, 2023 and renewed for an additional 12-month period until either party delivers notice not to renew at least 60 days prior to renewal. Pursuant to the Wright Agreement, Mr. Wright will provide the consulting services set out therein, including acting as a director of Conexeu, providing strategic direction, best practices, and business	• Conexeu will pay to Mr. Wright a monthly consulting fee of US$7,500, and upon approval of the listing of Conexeu's shares or at the closing of a subsequent financing of US$5,000,000, a monthly consulting fee of US$10,000. • Mr. Wright will also receive partial compensation in Shares and Warrants as well as performance bonuses for his services under the Wright Agreement.

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
		advisory services, and assisting in developing a capital markets strategy, among others. The Wright Agreement is superseded by the consulting services agreement dated May 14, 2025 with N3GU as described below.	• Conexeu incurred expenses of $153,720 in accordance with the Wright Agreement. In addition to this compensation, Mr. Wright also received share-based compensation comprised of 85,345 shares of common stock and 85,345 warrants. The warrants vested immediately, have a two-year term, and exercise prices ranging between $0.72 and $0.80. The fair value of the common stock and warrants was $4,016 and $201, respectively.
David Bogart	Founder and Director	Conexeu entered into a consulting agreement dated October 10, 2023 (the "**Bogart Agreement**") with David Bogart for a term of 12 months from October 10, 2023 and renewed for an additional 12-month period until either party delivers notice not to renew at least 60 days prior to renewal. Pursuant to the Bogart Agreement, Mr. Bogart will provide the consulting services set out therein, including acting as a director of Conexeu, providing strategic direction, best practices, and business advisory services, and assisting in developing a capital markets strategy, among others. The Bogart Agreement is superseded by the consulting services agreement dated May 14, 2025 with Mr. Bogart as described below.	• Conexeu incurred expenses of $94,125 in accordance with the Bogart Agreement. The Company issued Mr. Bogart 750,000 shares to settle a payable of $22,500. The shares had a fair value of $35,292, which resulted in a loss on conversion of related party payables of $12,792. • Mr. Bogart is a director of an advertising company, Direct to Investor Media LLC, to whom Conexeu incurred $7,250 of expenses that are included in Advertising and Promotion Expenses on the Statement of Operation.
Stephen D. Inouye and/or SDI Consulting Inc. ("**SDI**")	CFO, Secretary and Treasurer	Conexeu entered into a consulting agreement dated November 13, 2023 (the "**SDI Agreement**") with Stephen Inouye and/or SDI for an indefinite term until terminated by either party with written notice at least 30 calendar days prior to the effective date of termination. Pursuant to the SDI Agreement, Mr. Inouye and/or SDI will provide the consulting services set out therein, including acting as the CFO of Conexeu, providing accounting and business advisory services, and assisting in developing of the overall financial planning and forecasting of the company, and including guidance in the "go-public" process.	In accordance with the SDI Agreement, Conexeu incurred an expense of $18,825. This expense is included in Management Fees in the Statement of Operations. As of October 31, 2024, this amount was unpaid and is included in Accounts Payable and Accrued Expenses in the Balance Sheet.
RVH Ventures Ltd. ("**RVH**") (Ryan Hartman)	Company owned by Founder and former CEO of Conexeu	On November 20, 2023, Conexeu assumed six promissory notes from RVH to investors. Conexeu received no consideration for assuming these notes, so the transaction was accounted for as a distribution. Upon assumption by Conexeu, the notes were cancelled and new notes were issued.	The assumption of these notes was accounted for as a distribution in the amount of $86,471.

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
		In September 2024, all noteholders agreed to debt settlement agreements, which issued shares to settle the outstanding principal and interest in full.	
Mark Pace-Floridia	Former CEO	Conexeu entered into a consulting agreement dated April 1, 2024 with Mark Pace-Floridia for a term of 6 months commencing April 1, 2024. Pursuant to the agreement, Mr. Pace-Floridia provided management of the executive team and advisors, and provided overall business, regulatory and scientific strategy to position the Company for success, including team building, finances, business development, research & development.	In accordance with Mr. Pace-Floridia's consulting agreement, the Company incurred an expense of $21,000. This expense is included in Research and Development Expenses in the Statement of Operations. The salary earned was paid with 26,250 shares which had a fair value of $1,235. This resulted in a gain in related party payables of $19,765. As of October 31, 2024, there were no amounts due to Mr. Pace-Floridia.

Subsequent to the Fiscal Year Ended October 31, 2024

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Critical Mass Scientific Strategy Consultants, LLC ("**Critical Mass**") (Brian Pilcher)	Company owned by President and CMO	Conexeu entered into a services agreement dated April 1, 2025 (the "**Services Agreement**") with Critical Mass Scientific Strategy Consultants, LLC ("**Critical Mass**") for a term of six months from April 1, 2025, unless terminated sooner in accordance with the provisions therein. Pursuant to the Services Agreement, Brian Pilcher, Conexeu's President and Chief Medical Officer, will provide Conexeu with services relating to strategic direction, scientific support, business development support, research programs, budgeting, and medical affairs.	Conexeu will pay Critical Mass US$10,000 per month and grant Critical Mass 100,000 post-reverse stock split Options to purchase up to 100,000 Option Shares at a price equal to US$0.40 per Option Share (post-reverse split). The Options will vest upon completion of the six months of the Services Agreement or at any time prior subject to the board of directors' discretion, and will expire and terminate at 5:00 p.m. (Vancouver time) on the date that is 24 months from the date of grant of the Options.
Stephen D. Inouye and/or SDI	CFO, Secretary and Treasurer	See above for the SDI Agreement. Effective April 8, 2025, additional services as Secretary and Treasurer of the Company were added.	Conexeu will pay Mr. Inouye and/or SDI a minimum consulting fee of US$95 per billable hour and the Company will issue to Mr. Inouye 75,000 Options to acquire one share of common stock in the capital of Conexeu (an "**Option Share**") at an exercise price of US$0.40 per Option Share for 60 months from the date of issuance. On November 30, 2024, the Company issued Mr. Inouye 13,591 shares to settle an amount payable of $10,875 for services rendered. The fair market value of the shares issued is $640.
David Bogart	Founder and Director	Conexeu entered into a consulting services agreement dated May 14, 2025 with Mr. Bogart	• Consulting fee of $10,000 per month • 1,000,000 common share purchase warrants (each, a "**Performance Warrant**") to acquire

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
		for an indefinite term unless and until terminated in accordance with the terms therein. This consulting services agreement replaces and supersedes the Bogart Agreement described above.	up to 1,000,000 shares of common stock in the capital of Conexeu (each, a "**Performance Share**") at an exercise price of $0.001 per Performance Share for sixty (60) months from date of issuance • Performance Warrants shall vest and be exercisable upon the following milestone events: (i) 250,000 Warrants upon Conexeu completing and receiving the results of the 3-month human collagen animal study (the "**Collagen Study**") in Boston, MA; (ii) 250,000 Warrants upon Conexeu listing its shares of common stock on The Nasdaq Stock Market, LLC ("**Nasdaq**") or any other recognized stock exchange in North America; (iii) 250,000 Warrants upon Conexeu's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of ≥$80,000,000 in the currency of the recognized stock exchange in North America on which the shares of common stock are listed; and (iv) 250,000 Warrants upon Conexeu submitting a 510(k) application to the United States Food and Drug Administration ("**FDA**")
N3GU Investments LLC ("**N3GU**") (Michael Wright)	Company owned by Director and former CEO	Conexeu entered into a consulting services agreement dated May 14, 2025 with N3GU for an indefinite term unless and until terminated in accordance with the terms therein. This consulting services agreement replaces and supersedes the Wright Agreement described above.	• Consulting fee of $10,000 per month • 1,000,000 Performance Warrants to acquire up to 1,000,000 Performance Shares at an exercise price of $0.001 per Performance Share for sixty (60) months from date of issuance • Performance Warrants shall vest and be exercisable upon the following milestone events: (i) 250,000 Warrants upon Conexeu completing and receiving the results of the Collagen Study in Boston, MA; (ii) 250,000 Warrants upon Conexeu listing its shares of common stock on Nasdaq or any other recognized stock exchange in North America; (iii) 250,000 Warrants upon Conexeu's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of ≥$80,000,000 in the currency of the recognized stock exchange in North America on which the shares of common stock are listed; and (iv) 250,000 Warrants upon Conexeu submitting a 510(k) application to the FDA)

Specific Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			• During December 2024 and January 2025, the Company issued a total of 82,500 shares to N3GU as performance bonus shares as per the agreement dated October 10, 2023 for a value of $66,000. The fair value of the shares issued is $3,882.
1036030 B.C. Ltd. ("**103 B.C.**") (Jeff Sharpe)	Company owned by CEO and Director	Conexeu entered into a consulting services agreement dated May 14, 2025 with 103 B.C. for an indefinite term unless and until terminated in accordance with the terms therein.	• Consulting fee of $12,500 per month • 2,000,000 Performance Warrants to acquire up to 2,000,000 Performance Shares at an exercise price of $0.001 per Performance Share for sixty (60) months from date of issuance • Performance Warrants shall vest and be exercisable upon the following milestone events: (i) 500,000 Warrants upon Conexeu completing and receiving the results of the Collagen Study in Boston, MA; (ii) 500,000 Warrants upon Conexeu listing its shares of common stock on Nasdaq or any other recognized stock exchange in North America; (iii) 500,000 Warrants upon Conexeu's listed shares of common stock trading for at least 20 consecutive trading days at a market capitalization of ≥$80,000,000 in the currency of the recognized stock exchange in North America on which the shares of common stock are listed; and (iv) 500,000 Warrants upon Conexeu submitting a 510(k) application to the FDA
Dr. Claudia Chavez-Munoz	Chief Science Officer	Conexeu entered into a consulting services agreement dated May 30, 2025 (the "**Chavez-Munoz Agreement**") with Dr. Claudia Chavez-Munoz for an indefinite term until terminated by either party with written notice at least 30 calendar days prior to the effective date of termination. Pursuant to the Chavez-Munoz Agreement, Dr. Chavez-Munoz will act as Chief Science Officer of Conexeu and provide consulting services for the ongoing maintenance and development of Conexeu's business interests.	Conexeu will pay Dr. Chavez-Munoz a consulting fee of US$10,000 per month and issue to Dr. Chavez-Munoz 50,000 Options to acquire one share of common stock in the capital of Conexeu (an "**Option Share**") at an exercise price of US$0.40 per Option Share for 60 months from the date of issuance. On November 30, 2024, the Company issued Dr. Chavez-Munoz 43,750 shares to settle an amount payable of $35,000 for services rendered. The fair market value of the shares issued is $2,059.

FINANCIAL CONDITION OF THE ISSUER

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates realization of assets and the settlement of liabilities and commitments in the normal course of business. During the period ended October 31, 2024 and 2023, we recorded a net loss of $471,867 and $35,697, respectively. As of October 31, 2024 and 2023, we had a deficit of $597,963 and $35,697, respectively. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date of the financial statements being issued, which is dependent upon our ability to raise additional funds and implement our business plan. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Such adjustments could be material. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Results of Operations

The following is a discussion of certain information from our results of operations for the periods presented in our financial statements:

Revenues – We did not generate any revenues for the fiscal year ended October 31, 2024 or for the period from November 2, 2022 to October 31, 2023.

Management fees – We incurred management fees of $273,858 for the fiscal year ended October, 31, 2024 compared to management fees of $15,375 for the period ended October 31, 2023, being an increase of $258,483. The increase was a result of a full year of engagement with management, along with additions to the management team that were made throughout the year ended October 31, 2024, as compared to only a one month engagement for the period ended October 31, 2023.

Professional fees – We incurred professional fees of $59,349 for the fiscal year ended October 31, 2024 compared to $20,585 for the period ended October 31, 2023. The increase of $38,764 was due to the engagement of legal and other professionals during the year ended October 31, 2024 to complete and finalize the negotiations to acquire the patents from UBC and other stakeholders.

Research and development expenses – We incurred research and development expenses of $237,729 for the fiscal year ended October 31, 2024 compared to nil for the period ended October 31, 2023. The increase of $237,729 was due to the Company's commitment to commence the R&D work for the planned product development, including engaging the required contractors and purchasing the materials needed.

Consulting fees – We incurred consulting fees of $19,293 for the fiscal year ended October 31, 2024 compared to nil for the period ended October 31, 2023. The increase of $19,293 was due to the Company's engagement of other third-party consultants to assist in developing a strategic path to clearly outline the steps needed for the Company to achieve its short-term goals.

Business development costs – We incurred business development costs of $42,352 during the fiscal year ended October 31, 2024 compared to nil for the period ended October 31, 2023. The increase of $42,352 was due to management's worldwide efforts to introduce the Company, the Patents and the Company's early-stage development work of the Company's products. The expenses incurred related to travel and registration costs to attend various conferences worldwide that allowed the Company to not only introduce itself, but to also meet potential partners, advisors, vendors, investors and customers.

Advertising and promotion – We incurred advertising and promotion expenses of $10,461 during the fiscal year ended October 31, 2024 compared to nil for the period ended October 31, 2023. The increase of $10,461 was due to the Company's efforts to develop critical relationships with individuals and other third-party representatives that could potentially lead to the Company's success, internally through engagements of individuals, and through partnerships or business relationships with other companies or entities.

Other income (expenses) – Other income (expenses) includes gain on conversion of payables, gain on conversion of related party payables, gain on conversion of notes payable and accrued interest, loss on debt extinguishment, interest expense and foreign exchange gain. Other income was $172,016 for the fiscal year ended October 31, 2024 compared to $263 for the period ended October 31, 2023. The increase of $171,753 was due to a gain on the conversion of payables, related party payables and note payables and accrued interest, as well as foreign exchange gain of an aggregate of $223,753 offset by loss on debt extinguishment and interest expense of an aggregate of $51,737 in the fiscal year ended October 31, 2024 compared to only a foreign exchange gain of $263 in the period ended October 31, 2023.

Net Loss – We had a net loss of $471,867 for the fiscal year ended October 31, 2024 as compared to a net loss of $35,697 for the period ended October 31, 2023. The increase in net loss of $436,170 resulted primarily from 12 months of expenses being incurred to help introduce, develop and establish the Company.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, expenses, results of operations, liquidity, or capital resources that is material to investors.

Liquidity and Capital Resources

The following table sets out our cash and working capital as of October 31, 2024 and 2023:

	As at October 31, 2024	As at October 31, 2023
Cash reserves	$314,616	-
Working capital surplus (deficit)	$6,378	($35,469)

We are dependent on the success of this Offering to meet our ongoing working capital needs and to fully execute on our business plan. The maximum aggregate amount of this Offering will be required to assist with fully implementing our business plan. Historically, we have been funded through advances from our founding shareholders and the sale of our equity and conversion of debt securities. In the event our proposed Offering is not successful, we will need to raise capital through alternative sources, such as private placement of our equity or debt securities, or both. We cannot provide investors with any assurance that we will be able to raise additional funding from the sale of our equity and/or debt securities on terms acceptable to us, or at all, in order to support the execution of our business plan.

Cash Used in Operating Activities

Net cash used in operating activities increased by $225,439 in the year ended October 31, 2024 compared to the period from November 2, 2022 (inception) to October 31, 2023, primarily due to operating for a full year and making payments to vendors, management and to reimburse expenses incurred in both the periods ending October 31, 2023 and 2024.

Cash Provided by Financing Activities

During the year ended October 31, 2024, net cash provided by financing activities was $534,637 compared to net cash provided by financing activities of $4,292 for the period ended October 31, 2023. The increase was mainly due to receipt of subscription proceeds to purchase units which were comprised of one (1) share of common stock and one (1) common stock purchase warrant on a private placement basis at prices ranging from $0.748 to $0.80.

Capital Expenditures and Other Obligations

We may make material capital expenditures as determined from time to time by our directors or officers, or both.

Subsequent Events

Patent Assignment Agreement and Loan Agreement

On November 20, 2023, Conexeu entered into the following agreements with University of British Columbia ("**UBC**"): (i) a patent assignment agreement (the "**Patent Assignment Agreement**"), and a (ii) loan agreement (the "**Loan Agreement**"). Pursuant to the Patent Assignment Agreement, UBC agreed to transfer, sell and assign to Conexeu all of UBC's right, title, and interest in and to the Patents, with the Patent Assignment Agreement being held in escrow until no later than November 20, 2027 and released to Conexeu when the Company pays UBC for expenses incurred and fully pays the loan of CAD$136,539, which matures on November 20, 2026 and bears interest at 15%. On March 5, 2025, Conexeu repaid the loan of CAD$163,795, including interest, and the Patent Assignment Agreement was released. As part of the Patent Assignment Agreement, Conexeu also issued 1,031,251 shares of common stock which had a fair value of US$48,526.

Private Placements after October 31, 2024:

1. On November 30, 2024, we issued 57,344 shares of Common Stock (pre-reverse split – 229,375 shares) for the settlement of outstanding liabilities in the aggregate amount of US$45,875 pursuant to a private placement.

2. On December 31, 2024, we issued 56,250 shares of Common Stock (pre-reverse split – 225,000 shares) for the settlement of an outstanding liability in the amount of US$45,000.00 pursuant to a private placement.

3. On January 15, 2025, we issued 687,500 Units (pre-reverse split – 2,750,000 Units) for aggregate gross proceeds of US$550,000 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants.

4. On January 15, 2025, we issued 82,500 Units (pre-reverse split – 330,000 Units) at a deemed price of US$0.80 per Unit to one entity pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.80 per Warrant Share having an expiry date of two years from the date of issuance of the Warrants.

5. On January 31, 2025, we issued 94,000 shares of Common Stock (pre-reverse split – 376,000 shares) for the settlement of outstanding liabilities in the aggregate amount of US$75,200 pursuant to a private placement.

6. On March 31, 2025, we granted 150,000 stock options (pre-reverse split – 600,000 stock options) to purchase 150,000 shares of Common Stock at an exercise of $0.80 per share and having and having an expiry date of March 31, 2026.

7. On April 10, 2025, pursuant to the domestication into Nevada, which is treated as a reincorporation, we were deemed to have issued 9,505,618 shares of Common Stock, 1,566,559 Warrants and 150,000 stock options (pre-reverse split – 38,022,445 shares, 6,266,214 Warrants and 600,000 stock options).

8. On May 16, 2025, we issued 3,750,000 Units at a price of US$0.40 per Unit for aggregate gross proceeds of US$1,500,000 pursuant to a private placement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.40 per Warrant Share having an expiry date of three years from the date of issuance of the Warrants.

9. On May 16, 2025, we issued 416,667 Units at a deemed price of US$0.40 per Unit to one individual pursuant to a consulting agreement. Each Unit consists of one share of our Common Stock and one Warrant with each Warrant

entitling the holder thereof to purchase one additional Warrant Share at an exercise price of US$0.40 per Warrant Share having an expiry date of three years from the date of issuance of the Warrants.

10. On May 16, 2025, we granted 100,000 stock options to purchase 100,000 shares of Common Stock at an exercise of $0.40 per share and having and having an expiry date of May 16, 2027.

11. On June 5, 2025, we issued 4,000,000 performance warrants (each, a "**Performance Warrant**") to two entities and one individual pursuant to consulting agreements. The Performance Warrants shall vest in four equal tranches as more fully discussed under "*Related Party Transactions*", above. Each Performance Warrant entitles the holder thereof to purchase one additional share of our Common Stock (each, a "**Performance Warrant Share**") at an exercise price of US$0.001 per Performance Warrant Share having an expiry date of five years from the date of issuance of the Performance Warrants.

12. On June 5, 2025, we issued 1,200,000 shares of Common Stock for gross proceeds of US$1,200 pursuant to a private placement.

13. On June 7, 2025, we granted 225,000 stock options to purchase 225,000 shares of Common Stock at an exercise price of US$0.40 per share and having an expiry date of June 7, 2030.

14. On June 20, 2025, we granted 150,000 restricted stock units to receive upon settlement 150,000 shares of Common Stock having a grant date fair value of $0.40 per share. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grant to the U.S. person.

15. On June 27, 2025, we granted 200,000 stock options to purchase 200,000 shares of Common Stock at an exercise price of $0.80 per share and having an expiry date June 27, 2030. We relied on the exemption from the registration requirements provided by Rule 701 under the Securities Act for the grants to the U.S. persons.


OTHER MATERIAL INFORMATION


1. **Patent Assignment Agreement and Loan Agreement**

On November 20, 2023, Conexeu entered into the following agreements with UBC: (i) a patent assignment agreement (the "**Patent Assignment Agreement**"), and a (ii) loan agreement (the "**Loan Agreement**"). Pursuant to the Patent Assignment Agreement, UBC agreed to transfer, sell and assign to Conexeu all of UBC's right, title, and interest in and to the Patents, with the Patent Assignment Agreement being held in escrow until no later than November 20, 2027 and released to Conexeu when the Company pays UBC CAD$50,000 (US$40,060) for expenses incurred and fully pays the loan of CAD$136,539 (US$98,117 as of October 31, 2024) from the Loan Agreement. The Loan Agreement matures on November 20, 2026 with the loan bearing interest at 15%. If Conexeu fails to fully settle both payments by November 20, 2027, the Patent Assignment Agreement will not be released and will be destroyed. As part of the Patent Assignment Agreement, Conexeu issued 1,031,251 Shares which had a fair value of US$48,526. On March 5, 2025, the Company paid UBC a total of CAD$213,795 in full settlement of the expenses, loan and accrued interest. On April 7, 2025, UBC assigned to the Company the Patents and on April 16, 2025, the Company was officially registered as the patent owner.

2. **Pooling Agreements**

(a) **Three-year escrow**

In March 2025, Conexeu entered into voluntary pooling agreements with certain shareholders of the Company, pursuant to which the shareholders deposited an aggregate of 29,341,380 Shares and 782,190 Warrants to be held in escrow for 36 months and subject to the release schedule and restrictions on resale therein.

(b) **One-year escrow**

In March 2025, Conexeu also entered into voluntary pooling agreements with certain shareholders of the Company, pursuant to which the shareholders deposited an aggregate of 8,681,065 Shares and 5,484,024 Warrants to be held in escrow for 12 months and subject to the restrictions on resale therein.

3. **Consulting Agreement**

Conexeu entered into a consulting agreement dated May 8, 2025 (the "**A9V Agreement**") with Alpha Nine Ventures Ltd. ("**A9V**") for a term of one year from May 8, 2025, unless extended or terminated sooner in accordance with the provisions therein. Pursuant to the A9V Agreement, A9V will advise Conexeu with the Company's intended Regulation CF offering (the "**CF Offering**"), including assistance in marketing the CF Offering, consulting on organizational and financial issues, business development, and business plan preparation for the CF Offering. Conexeu has paid A9V US$75,000 within 15 days of signing the A9V Agreement and will entitle A9V to purchase 1,200,000 Shares at a price of US$0.001 per Share.

4. **Business Advisory Agreement**

Conexeu entered into a business advisory agreement dated May 8, 2025 (the "**Business Advisory Agreement**") with Urs Meier for a period of 24 months unless terminated sooner in accordance with the provisions therein. Pursuant to the Business Advisory Agreement, Mr. Meier will provide certain advisory and consulting services for the Company, including assisting the Company in developing its business strategy, business development, and overall corporate targets for Europe. Conexeu has issued Mr. Meier 416,667 Units consisting of one Share and one Warrant, with each Warrant entitling Mr. Meier to acquire one Share for a price of US$0.40 per Warrant Share for a period of 36 months.

5. **Summary of 2025 Stock Incentive Plan**

On June 7, 2025, our Board authorized and approved the adoption of the Company's 2025 Stock Incentive Plan (the "**2025 Stock Incentive Plan**"), under which an aggregate of 7,500,000 of our shares of common stock may be issued pursuant to all awards granted or that may be granted under the 2025 Stock Incentive Plan. The Company's 2025 Stock Incentive Plan was approved by the written consent of our stockholders holding a majority of the outstanding shares of common stock on July 10, 2025.

The purpose of our 2025 Stock Incentive Plan is to enhance our long-term stockholder value by offering opportunities to our directors, officers, employees and eligible consultants to acquire and maintain stock ownership in order to give these persons the opportunity to participate in our growth and success, and to encourage them to remain in our service.

The 2023 Stock Incentive Plan is to be administered by our Compensation Committee or any other committee appointed by the Board to administer the 2025 Stock Incentive plan, or else the Board, which shall determine, among other things: (i) the persons to be granted awards under the 2025 Stock Incentive Plan; (ii) the number of shares or amount of other awards to be granted; and (iii) the terms and conditions of the awards granted. The Company may issue restricted shares, stock options, restricted stock units, stock appreciation rights, deferred stock rights and dividend equivalent rights, among others, under the 2025 Stock Incentive Plan. As indicated above, an aggregate of 7,500,000 of our shares may be issued pursuant to the grant of awards under the 2025 Stock Incentive Plan.

An award may not be exercised after the termination date of the award and may be exercised following the termination of an eligible participant's continuous service only to the extent provided by the administrator under the 2025 Stock Incentive Plan. If the administrator under the 2025 Stock Incentive Plan permits a participant to exercise an award following the termination of continuous service for a specified period, the award terminates to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever occurs first. In the event an eligible participant's service has been terminated for "cause", he or she shall immediately forfeit all rights to any of the awards outstanding.

The 2025 Stock Incentive Plan contains the best practice provisions that reinforce the alignment between stockholders' interests and equity compensation agreements. These provisions include, but are not limited to:

- No discounted awards: the exercise price of an award must not be lower than 100% of the fair market value of the shares on the stock exchange or system on which the shares are traded or quoted at the time the award is granted;

- No buyout without shareholder approval: outstanding options or non-qualified stock options ("**SARs**") may not be bought out or surrendered in exchange for cash unless shareholder approval is received;

- No repricing without shareholder approval: the Company may not, without shareholder approval, reprice an award by reducing the exercise price of a stock option or exchanging a stock option for cash, other awards or a new stock option with a reduced exercise price;

- Minimum vesting requirements for "full-value" awards: except in the case of an award granted in substitution and cancellation of an award granted by an acquired organization and shares delivered in lieu of fully vested cash awards, any equity-based awards granted under the 2025 Stock Incentive Plan will have a vesting period of not less than one year from the date of grant; provided, however, that this minimum vesting restriction will not be applicable to equity-based awards not in excess of 5% of the number of shares available for grant under the 2025 Stock Incentive Plan. For avoidance of doubt, the foregoing restrictions do not apply to the Board's discretion to provide for accelerated exercisability or vesting of any award in case of death or disability. The treatment of awards in connection with a change of control are described below;

- No accelerated vesting of outstanding unvested awards and double-trigger change of control requirements: no acceleration of any unvested awards shall occur except in the case of the death or disability of the grantee or upon a change of control. In this respect the 2025 Stock Incentive Plan requires a "double-trigger" – both a change of control and a qualifying termination of continuing services – to accelerate the vesting of awards. In connection with a change in control, time-based awards shall only be accelerated if the awards are not assumed or converted following the change in control and performance based awards shall only be accelerated: (i) to the extent of actual achievement of the performance conditions; or (ii) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual level achievement. In connection with vesting of outstanding awards following a qualifying termination after a change in control (i.e., double-trigger vesting), the same conditions set forth in the preceding sentence will apply;

- No dividends for unvested awards: holders of any awards which have not yet vested are not entitled to receive dividends, however, dividends may be accrued and paid upon the vesting of such awards;

- No liberal share recycling: shares issued under the 2025 Stock Incentive Plan pursuant to an award, or shares retained by or delivered to the Company to pay either the exercise price of an outstanding stock option or the withholding taxes in connection with the vesting of incentive stock awards or SARs, and shares purchased by the Company in the open market using the proceeds of option exercises, do not become available for issuance as future awards under the 2025 Stock Incentive Plan;

- Transferability: the awards granted under the 2025 Stock Incentive Plan generally may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution;

- No automatic grants: the 2025 Stock Incentive Plan does not provide for automatic grants to any eligible participant; and

- No evergreen provision: the 2025 Stock Incentive Plan does not provide for an "evergreen" feature pursuant to which the shares authorized for issuance under the 2025 Stock Incentive Plan can be automatically replenished.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation CF.

Annual Reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (October 31). Once posted, the annual report may be found on the Company's website at www.conexeu.com. The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000
3. it has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Information regarding updates to the Offering can be found at www.conexeu.com.

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CONEXEU SCIENCES INC.

Dated: July 30, 2025

By: /s/ Jeff Sharpe
Jeff Sharpe, Chief Executive Officer
(Principal Executive Officer) and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on thye dates indicated.

Dated: July 30, 2025

By: /s/ Jeff Sharpe
Jeff Sharpe, Chief Executive Officer
(Principal Executive Officer) and Director

Dated: July 30, 2025

By: /s/ Stephen Inouye
Stephen Inouye, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Dated: July 30, 2025

By: /s/ Brian Pilcher
Brian Pilcher, President, Chief Medical Officer and Director

Dated: July 30, 2025

By: /s/ Michael Wright
Michael Wright, Director

Dated: July 30, 2025

By: /s/ David Bogart
David Bogart, Director

Dated: July 30, 2025

By: /s/ Paul Lorenc
Paul Lorenc, Director

I, Jeff Sharpe, being the Chief Executive Officer of Conexeu Sciences Inc., a Nevada corporation, hereby certify as of this date that the audited financial statements of the Company, which are comprised of the Company's balance sheets as of October 31, 2024 and 2023, the related statemenst of operations, changes in stockholders' equity (deficit), and cash flows for the year ended October 31, 2024 and the period November 2, 20222 (date of inception) through October 31, 2023, and related notes, included in this Form are true and complete in all material respects.

Dated: July 30, 2025   /s/ Jeff Sharpe_____
                                             Jeff Sharpe, Chief Executive Officer
                                             (Principal Executive Officer) and Director

[*Exhibits Follow*]

Exhibits

Exhibit A   Audited Financial Statements of the Company

Exhibit B   Articles of Domestication

Exhibit C   Articles of Incorporation

Exhibit D   Certificate of Correction

Exhibit E   Certificate of Change Pursuant to NRS 78.209

Exhibit F   Bylaws

Exhibit G   Form of Subscription Agreement

EXHIBIT A

Audited Financial Statements

CONEXEU SCIENCES INC.

Index to Financial Statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Conexeu Sciences, Inc.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Conexeu Sciences, Inc. (the Company) as of October 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended October 31, 2024 and the period November 2, 2022 (date of inception) through October 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended October 31, 2024 and the period ended November 2, 2022 (date of inception) through October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss from operations, negative cash flows from operations, and an accumulated deficit and that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

/s/ Adeptus Partners, LLC

PCAOB ID: 3686

Ocean, New Jersey
May 12, 2025

F-2



CONEXEU SCIENCES INC.
FINANCIAL STATEMENTS
(Expressed in United States Dollars)

For the year ended October 31, 2024 and for the period
from November 2, 2022 (inception) to October 31, 2023

CONEXEU SCIENCES INC.
Balance Sheets
As of October 31, 2024 and 2023
(Expressed in United States Dollars)

ASSETS		October 31, 2024		October 31, 2023
CURRENT ASSETS				
Cash and cash equivalents	$	314,616	$	-
Prepaid expenses		32,621		-
TOTAL CURRENT ASSETS		347,237		-
Patent		186,703		-
TOTAL ASSETS	$	**533,940**	$	**-**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	332,947	$	31,194
Due to shareholders		7,912		4,275
TOTAL CURRENT LIABILITIES		**340,859**		**35,469**
LONG-TERM LIABILITIES				
Loan payable		98,117		-
TOTAL LIABILITIES		**438,976**		**35,469**
COMMITMENTS AND CONTINGENCIES (See Note 7)				
SHAREHOLDERS' EQUITY (DEFICIT)				
Preferred Stock, par value $0.001, 50,000,000 shares authorized, 0 shares issued and outstanding as of October 31, 2024 and 2023, respectively		-		-
Common Stock, par value $0.001, 250,000,000 shares authorized, 8,528,024 and 4,156,250 shares issued and outstanding as of October 31, 2024 and 2023, respectively		8,528		4,156
Additional paid-in capital		684,399		-
Accumulated deficit		(597,963)		(39,625)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)		**94,964**		**(35,469)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$	**533,940**	$	**-**

The accompanying notes are an integral part of these financial statements

CONEXEU SCIENCES INC.
Statements of Operations
(Expressed in United States Dollars)

	Year ended October 31, 2024	For the period from November 2, 2022 (inception) to October 31, 2023
OPERATING EXPENSES		
Advertising and promotion	$ 10,461	$ -
Bank charges	841	-
Business development costs	42,352	-
Consulting fees	19,293	-
Management fees	273,858	15,375
Professional fees	59,349	20,585
Research and development expenses	237,729	-
Total operating expenses	643,883	35,960
LOSS FROM OPERATIONS	**(643,883)**	**(35,960)**
OTHER INCOME (EXPENSES)		
Gain on conversion of payables	140,932	-
Gain on conversion of related party payables	6,973	-
Gain on conversion of notes payable and accrued interest	70,478	-
Loss on debt extinguishment	(35,232)	-
Interest expense	(16,505)	-
Foreign exchange gain (loss)	5,370	263
Total other income (expenses)	172,016	263
LOSS BEFORE TAXES	**(471,867)**	**(35,697)**
Income tax benefit (expense)	-	-
NET LOSS	**$ (471,867)**	**$ (35,697)**
Net loss per common share, basic and diluted	**$ (0.07)**	**$ (0.02)**
Weighted average of common shares outstanding, basic and diluted	**6,733,707**	**1,743,372**

The accompanying notes are an integral part of these financial statements

CONEXEU SCIENCES INC.
Statements of Stockholders' Equity (Deficit)
(Expressed in United States Dollars)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at inception, November 2, 2022	-	$ -	1,518,750	$ 1,519	$ -	$ (1,502)	$ 17
Shares issued for services	-	-	2,637,500	2,637	-	(2,426)	211
Net Loss	-	-	-	-	-	(35,697)	(35,697)
Balance, October 31, 2023	-	$ -	4,156,250	$ 4,156	$ -	$ (39,625)	$ (35,469)
Balance , November 1, 2023	-	$ -	4,156,250	$ 4,156	$ -	$ (39,625)	$ (35,469)
Assumption of notes payable from related party	-	-	-	-	-	(86,471)	(86,471)
Shares issued for debt extinguishment	-	-	750,000	750	34,482	-	35,232
Private Placement	-	-	711,213	711	530,289	-	531,000
Shares issued for services	-	-	522,846	523	9,459	-	9,982
Warrants issued for services	-	-	-	-	201	-	201
Shares issued for conversion of payables	-	-	192,714	193	8,876	-	9,069
Shares issued for patent	-	-	1,031,251	1,031	47,495	-	48,526
Shares issued for conversion of notes payable and accrued interest	-	-	387,500	388	17,846	-	18,234
Shares issued to settle related party payables	-	-	776,250	776	35,751	-	36,527
Net loss	-	-	-	-	-	(471,867)	(471,867)
Balance, October 31, 2024	-	$ -	8,528,024	$ 8,528	$ 684,399	$ (597,963)	$ 94,964

The accompanying notes are an integral part of these financial statements

F-6

CONEXEU SCIENCES INC.
Statements of Cash Flows
(Expressed in United States Dollars)

	Year ended October 31, 2024		For the period from November 2, 2022 (inception) to October 31, 2023	
Cash flows from operating activities				
Net loss	$	(471,867)	$	(35,697)
Adjustments to reconcile net loss to net cash used in operating activities				
Gain on conversion of payables		(140,932)		-
Gain on conversion of related party payables		(6,973)		-
Gain on conversion of notes payable and accrued interest		(70,478)		-
Loss on debt extinguishment		35,232		-
Warrants issued for services		201		
Shares issued for services		6,807		211
Changes in operating assets and liabilities:				
Accounts payable and accrued liabilities		452,017		31,194
Prepaid expenses		(29,446)		
Net cash used in operating activites		(225,439)		(4,292)
Cash flow from financing activities				
Due to shareholders		3,637		4,275
Proceeds from private placement		531,000		-
Proceeds from founder shares		-		17
Net cash provided by financing activities		534,637		4,292
Effect of exchange rate changes on cash		5,418		-
Increase in cash		309,198		-
Cash at beginning of period		-		-
Cash at end of period	$	314,616	$	-
Supplemental cash flow information				
Cash paid for interest	$	-	$	-
Cash paid for taxes	$	-	$	-
Non-cash investing and financing activities				
Shares issued for prepaid expenses	$	3,175	$	-
Unpaid paid patent costs	$	40,060	$	-
Loan payable for purchase of patent	$	98,117	$	-
Shares issued for purchase of patent	$	48,526	$	-
Shares issued for conversion of related party payables	$	36,527	$	-
Shares issued for conversion of payables	$	9,069	$	-
Assumption of related party notes payable	$	86,471	$	-
Shares issued for conversion of notes payable	$	18,234	$	-

The accompanying notes are an integral part of these financial statements

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

1. **Nature of Operations**

    Conexeu Sciences Inc. ("CONEXEU" or the "Company") was incorporated on November 2, 2022, pursuant to the Business Corporations Act of British Columbia, Canada. CONEXEU is a regenerative medicine company committed to developing and commercializing novel cellular therapies for skin restoration in wound care and aesthetics through use of patent protected advanced tissue engineering and biomaterial innovations. The Company has a fiscal year-end of October 31. As at October 31, 2024, all cash was held in a Canadian bank, which represents 59% of total assets. On April 10, 2025, the Company was continued from the jurisdiction of British Columbia, Canada to a newly incorporated Nevada corporation. The registered offices of the Company, effective April 10, 2025, is located at 50 W Liberty St., Suite 880, Reno, Nevada, 89501.

    Risks and Uncertainties

    Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, the significant tariffs imposed by the United States on imports from other countries and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

    Segment Reporting

    ASC Topic No. 280, Segment Reporting ("ASC 280"), establishes standards for the way that public business enterprises report information about operating segments in their financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company's business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. Our chief executive officer, who is our chief operating decision maker, views the Company's operations and manages its business in one operating segment, which is developing and commercializing novel cellular therapies for skin restoration in wound care and aesthetics through use of patent protected advanced tissue engineering and biomaterial innovations.

2. **Basis of Presentation**

    Basis of Presentation

    These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

    The functional and presentation currency of the Company is the United States Dollars.

    Prior to its incorporation as a Nevada corporation, the Company's articles of incorporation had three classes of stock, Preferred Series A, Common Class A and Common Class B. The articles of incorporation allowed for unlimited shares each type to be issued and the shares had no par value.

    On April 10, 2025, the Company became incorporated in Nevada. The Nevada articles of incorporation authorized two types of shares, Preferred Series A and common stock. Each class of stock has a par value of $0.001. At the date of conversion, the Company only had Common Class A shares outstanding. These converted into common stock at a ratio of 1:1.

    On April 21, 2025, the Board of Directors approved a 4:1 reverse stock split.

    These financial statements have been adjusted retrospectively for the change of incorporation and the reverse stock split.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

2.   **Basis of Presentation (cont'd)**

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. During the periods ended October 31, 2024 and 2023, the Company recorded a net loss of $471,867 and $35,697, respectively. As of October 31, 2024 and 2023, the Company had a deficit of $597,963 and $35,697, respectively.

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

As of October 31, 2024, the Company had cash in the amount of $314,616. The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

3.   **Summary of Significant Accounting Policies**

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months. There are no cash equivalents as of October 31, 2024 or 2023. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash and cash equivalents balance as of October 31, 2024 was $214,616.

Patents

Patent costs reflect the costs incurred by the Company to acquire the patents from the original patent holders. Capitalized patent costs are amortized on a straight-line basis over the patent term. Costs related to filing and maintenance of the patents, including legal and consulting expenses related to making such applications, are expensed as incurred.   Impairment of patent costs was evaluated as of October 31, 2024 by management, to identify whether events or changes in circumstances require an impairment assessment. Capitalized patent costs are amortized on a straight-line basis over the patent term.

Fair Value of Financial Instruments

Our financial assets and liabilities measured at fair value on a recurring basis consist primarily of prepaid expenses, accounts payable and accrued liabilities, due to shareholders, and loan payable. The carrying amount of prepaid expenses, accounts payable and accrued liabilities, due to shareholders approximate fair value because of the short-term maturity of such instruments.

We have categorized our assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

3. **Summary of Significant Accounting Policies (cont'd)**

Fair Value of Financial Instruments (cont'd)

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs, as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Quoted prices for similar assets or liabilities in active markets that are observable for the asset or liability either directly or indirectly through market corroboration, for substantially the full term of the financial instrument

Level 3 – Unobservable inputs for the asset or liability

The Company had no Level 3 assets that were required to be valued at fair value as of October 31, 2024 or October 31, 2023.

Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expenses for the periods ended October 31, 2024 and 2023 were $10,461 and $0, respectively.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist principally of internal and external costs, which include the cost of contract research services, laboratory supplies and development and manufacture of preclinical compounds and consumables for preclinical testing. Research and development expenses for the periods ended October 31, 2024 and 2023 were $237,729 and $0, respectively.

Stock-Based Compensation

The Company applies the provisions of ASC 718, Compensation-Stock Compensation ("ASC 718"), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including employee stock options and warrants, in the statements of operations.

For stock options and warrants issued to employees and members of the Company's Board of Directors (the "Board") for their services, the Company estimates each option's grant-date fair value using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option and warrant, the expected volatility of the Common Stock consistent with the expected life of the option and warrant, risk-free interest rates, and expected dividend yields of the Common Stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options and warrants on a straight-line basis over the requisite service period, generally the vesting term. Forfeitures are recorded as incurred instead of estimated at the time of grant and revised.

Under Accounting Standards Update ("ASU") 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, the Company accounts for stock options and warrants issued to non-employees for their services in accordance with ASC 718. The Company uses valuation methods and assumptions to value the stock options and warrants that are in line with the process for valuing employee stock options and warrants noted above.

Warrants

Warrants are accounted for in accordance with applicable accounting guidance provided in ASC 815. Derivatives and Hedging – Contracts in Entity's Own Equity as equity instruments based on the specific terms of the warrant agreement. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

3.   **Summary of Significant Accounting Policies (cont'd)**

Net Loss per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. The Company computes basic loss per share by dividing the loss attributable to holders of Common Stock for the period by the weighted average number of shares of Common Stock outstanding during the period. The Company's warrants could potentially be exercised or converted into Common Stock and then share in the earnings of the Company. However, these convertible instruments were excluded when calculating diluted loss per share because such inclusion would be anti-dilutive for the periods presented. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Potentially dilutive securities, which are not included in diluted weighted average shares outstanding for the periods ended October 31, 2024 and 2023, consist of the following (in common stock equivalents):

	October 31, 2024	October 31, 2023
Warrants	773,709	-

Income Taxes

   Income tax consists of current and deferred tax expense. Current tax and deferred tax are recognized in the statements of operations except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect both accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the balance sheet.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of October 31, 2024 or 2023.

Subsequent Events

The Company evaluated subsequent events through May 12, 2025, the date in which the consolidated financial statements were issued.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment's reported profit. The Company

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

adopted ASU 2023-07 as of January 1, 2024, which had no material impact on the Company's consolidated financial statements.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

3. **Summary of Significant Accounting Policies (cont'd)**

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU No. 2023-06, which incorporates 14 of the 27 disclosures referred to by the SEC in their SEC Release No. 33-10532, Disclosure Update and Simplification, issued on August 17, 2018. The amendments in this ASU modify the disclosure or presentation requirements of a variety of Topics in the Codification and apply to all reporting entities within the scope of the affected Topics unless otherwise indicated. The amendments in this ASU should be applied prospectively. For public business entities, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company has evaluated the effects of the adoption of ASU No. 2022-03, and it is not expected to have an impact on the Company's Financial Statements.

In December 2023, the FASB issued ASU No. 2023-08, "Accounting for and Disclosure of Crypto Assets", which amends and enhances the disclosure requirements for crypto assets. The new requirements will be effective for public business entities for fiscal periods beginning after December 15, 2024. The Company has evaluated the effects of the adoption of ASU No. 2022-08, and it is not expected to have an impact on the Company's Financial Statements.

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures", which requires companies to provide disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The new requirements will be effective for public business entities for fiscal periods beginning after December 15, 2024. The Company is currently assessing the impact of adopting this standard on the Company's Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)". The amendments in ASU No. 2024-03 require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under U.S. GAAP in the same disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. For all public business entities, the amendments in ASU No. 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of adopting this standard on the Company's Financial Statements.

In November 2024, the FASB issued ASU No. 2024-04, "Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments". The amendments in ASU No. 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion, applicable only to conversions that include the issuance of all equity securities issuable pursuant to the conversion privileges provided in the terms of the debt at issuance, and make additional clarifications to assist stakeholders in applying the guidance. For all entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The Company is currently assessing the impact of adopting this standard on the Company's Financial Statements.

4. **Prepaid expenses**

Prepaid expenses include cash deposits and shares issued to vendors for services to be delivered:

	October 31, 2024	October 31, 2023
Vendor deposits	$ 32,621	$ -

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

5. **Patent**

Patent Assignment Agreement with University of British Columbia ("UBC")

On November 20, 2023, the Company entered into a Patent Assignment Agreement ("PAA") with UBC. Under the terms of the agreement, UBC agrees to transfer, sell and assign to the Company all of UBC's right, title and interest in and to the Patents. However, the PAA will not be released to the Company until the Company has paid UBC $40,060 ($50,000 CAD) for expenses incurred and also fully pay the loan amount of $98,117 ($136,539 CAD) from the Loan Agreement entered into by both parties on November 20, 2023 (see Note 7). Until that time, the PAA will be held in escrow until no later than November 20, 2027. Should the Company fail to fully settle both payments on or before November 20, 2027, the PAA will not be released and will be destroyed. Additionally, as part of the Patent Assignment agreement the Company issued 1,031,251 common shares which had a fair value of $48,526. The total capitalized costs as of October 31, 2024 was $186,703.

6. **Accounts Payable and Accrued Liabilities**

Accounts payable and accrued liabilities consist of the following as of October 31, 2024 and 2023:

	October 31, 2024	October 31, 2023
Accounts payable and accrued liabilities	$ 319,024	$ 31,194
Accrued interest payable	13,923	-
Total Accounts payables and accrued liabilities	$ 332,947	$ 31,194

7. **Debt**

Loan Agreement with University of British Columbia ("UBC")

In connection with the purchase of the patent, on November 20, 2023, the Company entered into a loan agreement with UBC. The loan is for $136,539 CAD, bears interest at 15%, and has a maturity date of November 20, 2026. There are no required payments under the loan, as the full amount is due upon maturity. As of October 31, 2024, the outstanding principal was $98,117 ($136,539 CAD). Interest expense was $14,264 for the year ended October 31, 2024. As of October 31, 2024, there was $13,923 of accrued interest outstanding.

Future minimum payments due under this note for the fiscal year ending October 31 are as follows:

Fiscal Year Ending	Minimum Payments
2025	$ -
2026	-
2027	98,117
	$ 98,117

Promissory Notes

On November 20, 2023, the Company assumed six promissory notes from a Company owned by the Founder and then CEO of the Company. The notes all contained the same terms and had a combined outstanding principal balance of $86,471. The Company received no consideration for assuming these notes, and therefore, the transaction is accounted for as distribution.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

The notes originally bore interest at 8% and were to automatically convert into shares of Conexeu based on predetermined percentages specified in the individual note agreements upon a triggering event. The triggering event occurred on November 20, 2023.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

7. **Debt (cont'd)**

Promissory Notes (cont'd)

On November 20, 2023, upon assumption by the Company, the notes were cancelled and new notes were issued. All new notes contained the same terms. As part of this transaction, the conversion terms were removed, the interest rate remained 8%, the outstanding principal and interest were combined to be the principal of the new note, a maturity date of November 23, 2027 was established, and a combined total of 750,000 shares of common stock were issued to the noteholders. The fair value of these shares was $35,232. The new notes do not have required payments and the full amounts are due at maturity.

It was determined that this should be accounted for as debt extinguishment. In accordance with debt extinguishment, the fair value of the shares was immediately expensed and is recorded as Loss on Debt Extinguishment on the statement of operations.

In September 2024, all noteholders agreed to debt settlement agreements, which issued shares to settle the outstanding interest and principal in full. In connection with the debt settlement agreements, the Company issued 387,500 shares of common stock for a fair value of $18,234. At the time of settlement, there was $86,471 of principal outstanding and $2,241 of accrued interest. This settlement resulted in a gain on settlement of debt and accrued interest of $70,478.

Interest expense for these notes was $2,241 for the year ended October 31, 2024.

8. **Related party transactions**

Founder

The Founder and then CEO made non-interest bearing advances to the Company with no specific terms of repayment that are due on demand. The amount outstanding as of October 31, 2024 and 2023 were $7,912 and $4,275, respectively. These are disclosed as Due to Shareholder on the Balance Sheets.

During the year-ended October 31, 2024, the Company assumed notes payable from an entity owned by the Founder, resulting in a distribution of $86,471 (see Note 7).

Director 1

During the period ended October 31, 2023, the Company issued this Director 1,575,000 shares for a fair value of $126. This fair value was expensed during the period ended October 31, 2023 and is included in Professional Fees in the Statement of Operations.

During the period ended October 31, 2023, the Company incurred expenses of $7,500 in accordance with a consulting agreement. This expense is included in Management Fees in the Statement of Operations. As of October 31, 2023, this amount was unpaid and is included in Accounts Payable and Accrued Expenses in the Balance Sheet.

During the year ended October 31, 2024, the Company incurred expenses of $153,720 in accordance with a consulting agreement. Director 1 directed the Company to pay $16,860 of this amount to a company controlled by Director 2. In addition to this compensation, the Director also received share-based compensation comprised of 85,345 shares of common stock and 85,345 warrants. The warrants vested immediately, have a two-year term, and exercise prices ranging between $0.72 and $0.80. The fair value of the common stock and warrants was $4,016 and $201, respectively. This expense is included in Management Fees in the Statement of Operations. As of October 31, 2024, $76,284 of this amount was unpaid and is included in Accounts Payable and Accrued Expenses in the Balance Sheet.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

8.   Related party transactions (cont'd)

Director 2

During the period ended October 31, 2023, the Company issued this Director 1,062,500 shares for a fair value of $85. This fair value was expensed during the period ended October 31, 2023 and is included in Professional Fees in the Statement of Operations.

During the period ended October 31, 2023, the Company incurred expenses of $7,875 in accordance with a consulting agreement. This expense is included in Management Fees in the Statement of Operations. As of October 31, 2023, this amount was unpaid and is included in Accounts Payable and Accrued Expenses in the Balance Sheet. During the year ended October 31, 2024, the Company incurred expenses of $94,125 in accordance with a consulting agreement. This expense is included in Management Fees in the Statement of Operations. As of October 31, 2024, $59,069 were unpaid and is included

In September 2024, the Company issued this Director 750,000 shares to settle a payable of $22,500. The shares had a fair value of $35,292. This resulted in a loss on conversion of related party payables of $12,792,

This Director is a director of an advertising company. During the year ended October 31, 2024, the Company incurred $7,250 of expenses that are included in Advertising and Promotion Expenses on the Statement of Operations. As of October 31, 2024, there are no amounts owed to this entity. There were no transactions with this entity during the period ended October 31, 2023.

CEO

The Company hired a new CEO from April 2024 to September 2024. In accordance with his consulting agreement, the Company incurred an expense of $21,000. This expense is included in Research and Development Expenses in the Statement of Operations. The salary earned was paid with 26,250 shares which had a fair value of $1,235. This resulted in a gain in related party payables of $19,765. As of October 31, 2024, there were no amounts due to this related party.

CFO

The Company hired a CFO in November 2023. In accordance with his consulting agreement, the Company incurred an expense of $18,825. This expense is included in Management Fees in the Statement of Operations. As of October 31, 2024, this amount was unpaid and is included in Accounts Payable and Accrued Expenses in the Balance Sheet.

9.   Share capital

Fair Value Per Share

The fair value per share for all transactions is based on 409(a) valuations. The Company has determined that from inception through November 19, 2023, the fair value per share was determined to be approximately $0.00. From November 20, 2023, the fair value per share was determined to be approximately $0.05.

Private Placement

The Company closed on non-brokered private placements from April 2024 through October 2024. The private placements consisted of units which were comprised of 1 share of common stock and 1 warrant. The warrants vested immediately, have a two-year life, and an exercise price equal to the price of the unit in the placement. The price of the units of the private placements ranged from $0.72 to $0.80. During the year ended October 31, 2024, the Company issued 711,213 units for total proceeds of $531,000.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

9. **Share capital (cont'd)**

Shares Issued for Services

During the year ended October 31, 2024, a Director received 85,345 shares of common stock for a fair value of $4,061 as disclosed in Note 8 – Related Party Transactions. During the year ended October 31, 2024, the Company also issued 437,501 shares of common stock to consultants for a fair value of $5,921. Of this amount, $3,175 is included in Prepaid Expenses on the Balance Sheet.

Shares Issued for Conversion of Payables

During the year ended October 31, 2024, the Company issued 192,714 shares of common stock with a fair value of $9,069 to settle $150,000 of outstanding payables. These transactions resulted in a gain on conversion of payables of $140,932.

Warrants

There were no warrants issued prior to October 31, 2023. A summary of common stock warrant activity during the year ended October 31, 2024 is as follows:

	Number of Warrants	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding at October 31, 2023	-	-	-	-
Granted	859,054	0.75	-	-
Exercised	-	-	-	-
Cancelled/Forfeited	-	-	-	-
Outstanding at October 31, 2024	859,054	0.75	1.58	-
Exercisable at October 31, 2024	859,054	0.75	1.58	-

The fair value of the warrants was determined using the following Black-Scholes Pricing model assumptions:

	Oct 31, 2024	Oct 31, 2023
Share price	$0.05	-
Exercise price	$0.72 - $0.80	-
Expected life	2.00 years	-
Volatility	100%	-
Risk-free interest Rate	3.27% - 4.35%	-

The stock price in the model was based on a 409(a) valuation, the volatility was based on the historical volatility of comparable public companies, and the expected term is determined using the Simplified Method.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

10. Income Taxes

The components of the Company's provision for income taxes for the year ended October 31, 2024 and the period ended October 31, 2023 are as follows:

		2024		2023
Current	$	-	$	-
Deferred				
Statutory Canadian federal tax rate		(71,000)		(5,556)
Statutory provincial tax rate in British Columbia Canada		(56,000)		(4,444)
Non-capital losses available for future period		127,000		10,000
Total income tax expense (recovery)	$	-	$	-

The reconciliation of income taxes at statutory rates with reported taxes is as follows:

		2024		2023
Loss for the year	$	(471,867)	$	(35,697)
Statutory Canadian federal tax rate		15%		15%
Statutory provincial tax rate in British Columbia Canada		12%		12%
Expected income tax (recovery)		(127,000)		(10,000)
Change in valuation allowance		127,000		10,000
Total income tax expense (recovery)	$	-	$	-

	2024	2023
Statutory Canadian federal tax rate	15%	15%
Statutory provincial tax rate in British Columbia Canada	12%	12%
Effect of valuation allowance	(27%)	(27%)
Effective rate	**0%**	**0%**

The significant components of the deferred tax assets and liabilities consist of the following:

		2024		2023
Deferred tax assets				
Non-capital losses	$	137,000	$	10,000
		137,000		10,000
Valuation allowance		(137,000)		(10,000)
Net deferred tax assets	$	-	$	-

As of October 31, 2024, the Company had Canadian non-capital loss carryforwards of approximately $508,000 (2023 - $36,000). The year ended October 31, 2024, non-capital loss will expire in 2044 (2023 – expiry date 2043).

On April 10, 2025, the Company was continued from the jurisdiction of British Columbia, Canada to Nevada. Upon re-domiciliation, the Canadian non-capital loss carryforwards, which were subject to full valuation allowance, expired and did not carry over to the newly incorporated Nevada corporation.

Conexeu Sciences Inc.
Notes to the Financial Statements
For the year ended October 31, 2024 and period ended October 31, 2023
(Expressed in United States Dollars)

In assessing the realizability of deferred tax assets, management considers all positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

10. Income Taxes (cont'd)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at October 31, 2024 and 2023.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

11. Subsequent Events

Private Placement

The Company closed on non-brokered private placements in December 2024 and January 2025. The private placements consisted of units which were comprised of 1 share of common stock and 1 warrant. The warrants vested immediately, have a two-year life, and an exercise price equal to the price of the unit in the placement. The price of the units of the private placements was $0.80. The Company issued a total of 687,500 shares for total proceeds of $550,000.

Shares Issued for Services

The Company issued 82,500 shares of common stock to a Director for a fair value of $3,882. The Company issued 40,500 shares of common stock to a consultant for a fair value of $1,906.

Warrants Issued for Services

The Company issued 82,500 warrants to a Director for a fair value of $194.

Shares Issued for Conversion of Payables

The Company issued 167,094 shares of common stock with a fair value of $7,863 to settle outstanding payables.

Payment of Outstanding Patent Acquisition Costs

On March 4, 2025, the Company paid UBC a total of $148,037 ($213,795 CAD) in settlement of the Patent Acquisition agreement. The settlement included interest of $27,256 CAD and an account payable of $50,000 CAD.

Reverse Stock Split

As disclosed in Note 2, on April 21, 2025, the Board of Directors approved a 4:1 reverse stock split.

These financial statements have been adjusted retrospectively for the reverse stock split.

Change of Incorporation

As disclosed in Note 2, on April 10, 2025, the Company became incorporated in Nevada. The Nevada articles of incorporation authorized two types of shares, Preferred Series A and common stock. Each class of stock has a par value of $0.001. At the date of conversion, the Company only had Common Class A shares outstanding. These converted into common stock at a ratio of 1:1.

These financial statements have been adjusted retrospectively for the change of incorporation.

EXHIBIT B

Articles of Domestication

Filed in the Office of	Business Number
	E48149682025-2
FVAguilar	Filing Number
	20254815008
Secretary of State	Filed On
State Of Nevada	4/10/2025 3:29:00 PM
	Number of Pages
	12



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada
89701-4201 (775) 684-5708
Website: www.nvsos.gov

Articles of Domestication

(PURSUANT TO NRS 92A.270)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the name and type of Domestic entity as set forth in its charter documents.

2. Entity name prior to domestication.

3. Enter original filing date and jursidication of un-domesticated entity.

4. Jurisdiction that constituted the principal place of business of the un-domesticated organization, see below.

5. SIGNATURE(S): Must be signed by Authorized Signer. Form will be returned if unsigned.

6. The filing must be submitted with the following:
   - The appropriate formation document for the type of domestic entity.
   - A certified copy of the charter document, or the equivalent, if any, of the undomesticated organization.
   - A certificate of good standing, or the equivalent, from the jurisdiction where the undomesticated organization was chartered immediately before filing the articles of domestication (within 90 days).

7. If the foreign undomesticated entity is on file a cancellation/dissolution will need to be submitted with the appropriate fees.

8. If the name of the domesticating entity is not available a notarized name consent will need to be submitted.

1. Domestic Entity Information:	Name of Domestic Entity as set forth in its Charter Documents: Conexeu Sciences Inc. Type of Domestic Entity as set forth in its Charter Documents: Corporation
2. Prior Name:	Entity Name Before Filing Articles of Domestication: Conexeu Sciences Inc.
3. Original Filing Date and Jurisdiction:	Original Jurisdiction of Formation: British Columbia Original File Date: November 2, 2022
4. Jurisdiction:	Jurisdiction that constituted the principal place of business or central administration of the undomesticated organization, or any other equivalent thereto pursuant to applicable law, immediately before filing the articles of domestication. British Columbia
5. Signature: (Required)	X _____ 04/0X/2025 Signature Date

This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 8/1/2023



BRITISH COLUMBIA

Number: **BC1385295**

CERTIFICATE

OF

GOOD STANDING

BUSINESS CORPORATIONS ACT

I Hereby Certify that, according to the corporate register maintained by me, **CONEXEU SCIENCES INC.** was incorporated as a company under the laws of the Province of British Columbia, is a valid and existing company and is, with respect to the filing of annual reports, in good standing.



Issued under my hand at Victoria, British Columbia
On April 7, 2025

T.K. SPARKS
Registrar of Companies
Province of British Columbia
Canada



BRITISH
COLUMBIA

BC1385295

BUSINESS CORPORATIONS ACT

I Hereby Certify that the documents annexed hereto and relating to **CONEXEU SCIENCES INC.** are true copies of the documents on file with the Registrar of Companies.



Issued under my hand and Seal of Office
at Victoria, British Columbia,
on January 14, 2025

T.K. SPARKS
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

DUPLICATE

Number: BC1385295



**BRITISH
COLUMBIA**

CERTIFICATE

OF

INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that CONEXEU SCIENCES INC. was incorporated under the Business
Corporations Act on November 2, 2022 at 04:08 PM Pacific Time.



Issued under my hand at Victoria, British Columbia
On November 2, 2022

T.K. SPARKS
Registrar of Companies
Province of British Columbia
Canada

Date and Time: January 14, 2025 09:37 AM Pacific Time



BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Incorporation Application

FORM 1
BUSINESS CORPORATIONS ACT
Section 10

FILING DETAILS:	*Incorporation Application for:* **CONEXEU SCIENCES INC.**
	Incorporation Number: **BC1385295**
Filed Date and Time:	**November 2, 2022 04:08 PM Pacific Time**
Recognition Date and Time:	**Incorporated on November 2, 2022 04:08 PM Pacific Time**

INCORPORATION APPLICATION

Name Reservation Number:
NR6173149

Name Reserved:
CONEXEU SCIENCES INC.

INCORPORATION EFFECTIVE DATE:

The incorporation is to take effect at the time that this application is filed with the Registrar.

INCORPORATOR INFORMATION

Corporation or Firm Name:
Davis Corporate Solutions Inc.

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

BC1385295 Page: 1 of 3

COMPLETING PARTY

Last Name, First Name, Middle Name:
McDonald, Kim

Mailing Address:
2800 - 666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Completing Party Statement

I, Kim McDonald, the completing party, have examined the articles and the incorporation agreement applicable to the company that is to be incorporated by the filing of the Incorporation Application and confirm that:

   a)   the Articles and the Incorporation Agreement both contain a signature line for each person identified as an incorporator in the Incorporation Application with the name of that person set out legibly under the signature lines,

   b)   an original signature has been placed on each of those signature lines, and

   c)   I have no reason to believe that the signature placed on a signature line is not the signature of the person whose name is set out under that signature line.

NOTICE OF ARTICLES

Name of Company:

CONEXEU SCIENCES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Hartwell, Ryan

Mailing Address:
71 WEST 2ND AVE. UNIT 234
VANCOUVER BC V5Y 0J7
CANADA

Delivery Address:
71 WEST 2ND AVE. UNIT 234
VANCOUVER BC V5Y 0J7
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Class A Voting Common Shares	Without Par Value
			With Special Rights or Restrictions attached
2.	No Maximum	Class B Non-Voting Common Shares	Without Par Value
			With Special Rights or Restrictions attached

BC1385295 Page: 3 of 3

Date and Time: January 14, 2025 09:37 AM Pacific Time

 **BC Registry Services**

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Notice of Articles
BUSINESS CORPORATIONS ACT



This Notice of Articles was issued by the Registrar on November 2, 2022 04:08 PM Pacific Time

Incorporation Number: BC1385295

Recognition Date and Time: Incorporated on November 2, 2022 04:08 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:
CONEXEU SCIENCES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

BC1385295 Page: 1 of 2

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Hartwell, Ryan

Mailing Address:
71 WEST 2ND AVE. UNIT 234
VANCOUVER BC V5Y 0J7
CANADA

Delivery Address:
71 WEST 2ND AVE. UNIT 234
VANCOUVER BC V5Y 0J7
CANADA

AUTHORIZED SHARE STRUCTURE

1. No Maximum   Class A Voting Common Shares   Without Par Value

                                                                       With Special Rights or
                                                                       Restrictions attached

2. No Maximum   Class B Non-Voting Common Shares   Without Par Value

                                                                       With Special Rights or
                                                                       Restrictions attached

Date and Time: January 14, 2025 09:37 AM Pacific Time



BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: August 15, 2023 12:01 AM Pacific Time

Incorporation Number: **BC1385295**

Recognition Date and Time: Incorporated on November 2, 2022 04:08 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

CONEXEU SCIENCES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

Delivery Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

Delivery Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Hartwell, Ryan

Mailing Address:	**Delivery Address:**
71 WEST 2ND AVE. UNIT 234	71 WEST 2ND AVE. UNIT 234
VANCOUVER BC V5Y 0J7	VANCOUVER BC V5Y 0J7
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1. No Maximum   Class A Voting Common Shares   Without Par Value

With Special Rights or
Restrictions attached

2. No Maximum   Class B Non-Voting Common Shares   Without Par Value

With Special Rights or
Restrictions attached

BC1385295 Page: 2 of 2

Date and Time: January 14, 2025 09:37 AM Pacific Time



BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: November 14, 2023 05:40 PM Pacific Time

Incorporation Number: **BC1385295**

Recognition Date and Time: Incorporated on November 2, 2022 04:08 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

CONEXEU SCIENCES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

Delivery Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

Delivery Address:
SUITE 2700,
1133 MELVILLE STREET
VANCOUVER BC V6E 4E5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Wright, Michael

Mailing Address: 14 CHEMIN VICTOR MILLE-ISLES QC J0R 1H0 CANADA	**Delivery Address:** 14 CHEMIN VICTOR MILLE-ISLES QC J0R 1H0 CANADA

Last Name, First Name, Middle Name:
Bogart, David R.

Mailing Address: 2652 BAYVIEW STREET SURREY BC V4A 2Z4 CANADA	**Delivery Address:** 2652 BAYVIEW STREET SURREY BC V4A 2Z4 CANADA

Last Name, First Name, Middle Name:
Hartwell, Ryan

Mailing Address: 71 WEST 2ND AVE. UNIT 234 VANCOUVER BC V5Y 0J7 CANADA	**Delivery Address:** 71 WEST 2ND AVE. UNIT 234 VANCOUVER BC V5Y 0J7 CANADA

AUTHORIZED SHARE STRUCTURE

1. No Maximum   Class A Voting Common Shares   Without Par Value

   With Special Rights or
   Restrictions attached

2. No Maximum   Class B Non-Voting Common Shares   Without Par Value

   With Special Rights or
   Restrictions attached

BC1385295 Page: 2 of 2

EXHIBIT C

Articles of Incorporation

<table>
<tr><td>Filed in the Office of</td><td>Business Number
E48149682025-2</td></tr>
<tr><td rowspan="2">F.V.Aguilar
Secretary of State
State Of Nevada</td><td>Filing Number
20254814967</td></tr>
<tr><td>Filed On
4/10/2025 3:29:00 PM</td></tr>
<tr><td></td><td>Number of Pages
2</td></tr>
</table>



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-6708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

[X] NRS 78 - Articles of Incorporation Domestic Corporation   [ ] NRS 80 - Foreign Corporation

[ ] NRS 89 - Articles of Incorporation Professional Corporation   [ ] NRS 80 - Foreign Corporation Professional Corporation

[ ] 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	Conexeu Sciences Inc.

2. Registered Agent for Service of Process: (Check only one box)

[X] Commercial Registered Agent:(name only below)   [ ] Noncommercial Registered Agent (name and address below)   [ ] Office or Position with Entity (title and address below)

Nevada Agency and Transfer Company

Name of Registered Agent OR Title of Office or Position with Entity

		Nevada
Street Address	City	Zip Code
		Nevada
Mailing Address (if different from street address)	City	Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

x _____   4/10/25

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

3. Governing Board:
(NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors [ ] Yes **OR** [X] No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) Michael Wright   Canada
   Name   Country
   18 Chemin Victor   Mille-Isles   QC   J0R 1H0
   Street Address   City   State   Zip/Postal Code

2) David R. Bogart   Canada
   Name   Country
   2652 Bayview Street   Surrey   BC   V4A 2Z4
   Street Address   City   State   Zip/Postal Code

3) _____
   Name   Country
   _____
   Street Address   City   State   Zip/Postal Code

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation: _____

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. [ ]

This form must be accompanied by appropriate fees.

Page 1 of 2
Revised: 5/22/2024

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation -
Profit Corporation
Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	Yes ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	

8. Authorized Shares:
(Number of shares corporation is authorized to issue.

NRS 80: Must include copy of the most recently filed in home jurisdiction setting forth the authorized stock of the corporation.)

Please indicate the break down of all corporate shares and the par value.

Number of Authorized shares with Par value: **1,200,000,000**   Par value: $ 0.0010000000

Number of Common shares with Par value: **1,000,000,000**   Par value: $ **0.0010000000**

Number of Preferred shares with Par value: **200,000,000**   Par value: $ 0.0010000000

Number of shares with no par value:

Foreign Corporations, NRS 80 only:

☐ This is a corporation is a unlimited stock corporation   ☐ This is a corporation is a non-stock corporation.

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80.

Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing In the Office of the Secretary of State.

Michael Wright
Name

18 Chemin Victor
Address
X _____

Mille-Isles
City

Canada
Country

QC   J0R 1H0
State   Zip/Postal Code

(attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Please see attached pages.

This form must be accompanied by appropriate fees.

Page 2 of 2 Revised:
5/21/2024

EXHIBIT D

Certificate of Correction

Filed in the Office of

F.V.Aguilar

Secretary of State
State Of Nevada

Business Number
E48149682025-2
Filing Number
20254821850
Filed On
4/14/2025 11:48:00 AM
Number of Pages
6



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Correction

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A

(Only one document may be corrected per certificate.)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).

2. Name of document with inaccuracy or defect.

3. Filing date of document with inaccuracy or defect.

4. Brief description of inaccuracy or defect.

5. Correction of inaccuracy or defect.

6. Must be signed by Authorized Signer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: Conexeu Sciences Inc. Entity or Nevada Business Identification Number (NVID): NV20253331885
2. Document:	Name of document with inaccuracy or defect: **Articles of Incorporation Domestic Corporation**
3. Filing Date:	Filing date of document which correction is being made: 04/10/2025
4. Description:	Description of inaccuracy or defect: Additional pages of the Articles of Incorporation were not included in the filing
5. Correction:	Correction of inaccuracy or defect: We are adding pages to the Articles of Incorporation
6. Signature: (Required)	X _____ 04-14-2025 Signature Date

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION

OF

CONEXEU SCIENCES INC.

ARTICLE I
NAME

The name of the corporation shall be Conexeu Sciences Inc. (hereinafter, the "Corporation").

ARTICLE II
REGISTERED OFFICE

The Corporation may maintain an office or offices for the conduct of business, either within or without the State of Nevada. The initial registered agent of the Corporation shall be Nevada Agency and Transfer Company at 50 West Liberty Street, Suite 880, Reno, NV 89501. The Corporation may, from time to time, in the manner provided by law, change the registered agent within the State of Nevada.

ARTICLE III
CAPITAL STOCK

Section 1.   *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is one billion two hundred million (1,200,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one billion (1,000,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is two hundred million (200,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2.   *Common Stock*

(a)   *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by the Articles of Incorporation, as amended from time to time (hereinafter, the "**Articles**") or the Nevada Revised Statutes (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b)   *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

- 2 -

(c)   *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d)   *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e)   *Consideration for Shares.* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3.   *Preferred Stock*

(a)   *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock of for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. AS used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolutions which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

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(b)   *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the Corporation and filed with the manner prescribed by the NRS.

Section 4.   *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV
DIRECTORS AND OFFICERS

Section 1.   *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than ten (10) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2.   *Initial Directors.* The name and post office box or street address of the directors constituting the initial board of directors is:

Name	Address
David R. Bogart	2652 Bayview Street, Surrey, BC, Canada, V4A 2Z4
Michael Wright	18 Chemin Victor, Mille-Isles, QC, Canada, J0R 1A0

ARTICLE V
ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by NRS 78.378 to 78.3793, inclusive.

ARTICLE VI
COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by NRS 78.411 to 78.444, inclusive.

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ARTICLE VII
LIABILITY

To the fullest extent permitted by NRS 78, a director or officer of the Corporation will not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that this article will not eliminate or limit the liability of a director or officer for:

(a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

(b) the payment of distributions in violation of NRS 78.300, as amended.

Any amendment or repeal of this Article VII will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

ARTICLE VIII
INDEMNIFICATION

Section 1. *Right to Indemnification.* The Corporation will indemnify to the fullest extent permitted by law any person (the "Indemnitee") made or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he or she is or was a director of the Corporation or is or was serving as a director, officer, employee or agent of another entity at the request of the Corporation or any predecessor of the Corporation against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements) that he or she incurs in connection with such action or proceeding.

Section 2. *Inurement.* The right to indemnification will inure whether or not the claim asserted is based on matters that predate the adoption of this Article VIII, will continue as to an Indemnitee who has ceased to hold the position by virtue of which he or she was entitled to indemnification, and will inure to the benefit of his or her heirs and personal representatives.

Section 3. *Non-exclusivity of Rights.* The right to indemnification and to the advancement of expenses conferred by this Article VIII are not exclusive of any other rights that an Indemnitee may have or acquire under any statute, bylaw, agreement, vote of stockholders or disinterested directors, this Articles of Incorporation or otherwise.

Section 4. *Other Sources.* The Corporation's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or other entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other entity.

Section 5. *Advancement of Expenses.* The Corporation will, from time to time, reimburse or advance to any Indemnitee the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with defending any proceeding for which he or she is indemnified by the Corporation, in advance of the final disposition of such proceeding; provided that the Corporation has received the undertaking of such director or officer to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the director or officer is not entitled to be indemnified for such expenses.

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ARTICLE IX
BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

EXHIBIT E

Certificate of Change Pursuant to NRS 78.209

Filed in the Office of	Business Number E48149682025-2
FVAguilar	Filing Number 20254840505
Secretary of State State Of Nevada	Filed On 4/22/2025 2:21:00 PM
	Number of Pages 1

Docusign Envelope ID: FE315E7F-27A1-419D-9F69-C006ABAF4F5C

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).
2. Indicate the current number of authorized shares and par value, if any, and each class or series before the change.
3. Indicate the number of authorized shares and par value, if any of each class or series after the change.
4. Indicate the change of the affected class or series of issued, if any, shares after the change in exchange for each issued share of the same class or series.
5. Indicate provisions, if any, regarding fractional shares that are affected by the change.
6. NRS required statement.
7. This section is optional. If an effective date and time is indicated the date must not be more than 90 days after the date on which the certificate is filed.
8. Must be signed by an Officer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: Conexeu Sciences Inc. Entity or Nevada Business Identification Number (NVID): NV20253331885
2. Current Authorized Shares:	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 1,000,000,000 shares of common stock with par value of $0.001 per share and 200,000,000 shares of preferred stock with par value of $0.001 per share
3. Authorized Shares After Change:	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 250,000,000 shares of common stock with par value of $0.001 per share and 50,000,000 shares of preferred stock with par value of $0.001 per share.
4. Issuance:	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: 1:4 reverse stock split, therefore, 9,505,618 shares of common stock to be issued for 38,022,445 shares of common stock issued and outstanding.
5. Provisions:	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: Any fractional shares will be rounded up to the nearest whole share.
6. Provisions:	The required approval of the stockholders has been obtained.
7. Effective date and time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
8. Signature: (Required)	X Signed by: Michael Wright 68D704384F2A4FB... Signature of Officer — Chief Executive Office, Title — Signed by: Michael Wright 68D704384F2A4FB... Date

This form must be accompanied by appropriate fees.
If necessary, additional pages may be attached to this form.

EXHIBIT F

Bylaws

BYLAWS

OF

CONEXEU SCIENCES INC.

TABLE OF CONTENTS

ARTICLE 1
OFFICES

1.1   <u>Business Office</u>. The principal office and place of business of the corporation is located at Suite 1500, 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 4N7. Other offices and places of business may be established from time to time by resolution of the Board of Directors or as the business of the corporation may require.

1.2   <u>Registered Office</u>. The registered office of the corporation, required by the Nevada Revised Statutes to be maintained in the State of Nevada, may be, but need not be, identical with the principal office in the State of Nevada, and the address of the registered office may be changed from time to time by the Board of Directors in accordance with the procedures set forth in the Nevada Revised Statutes.

ARTICLE 2
SHARES AND TRANSFER THEREOF

2.1   <u>Regulation</u>. The Board of Directors may make such rules and regulations as it may deem appropriate concerning the issuance, transfer and registration of certificates for shares of the corporation, including the appointment of transfer agents and registrars.

2.2   <u>Stock Certificates: Facsimile Signatures and Validation</u>.

   (A)   Ownership of stock in the corporation shall be evidenced by certificates of stock in such forms as shall be prescribed by the Board of Directors, certifying the number of shares owned by such stockholder in the corporation, and shall be under the seal of the corporation and signed by the President or the Vice-President and also by the Secretary or by an Assistant Secretary. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk and by a registrar, then a facsimile of the signature of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures.

   (B)   All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby with the number of such shares and the date of issue shall be entered on the corporation's books; certificates shall only be printed or entered into the corporation's books in the name of the beneficial owner of the shares of the corporation's stock.

   (C)   In the event any officer who shall have signed, or whose facsimile signature shall have been used on, any such certificate shall cease to be such officer of the corporation, whether because of death, resignation or otherwise, before such certificate shall have been delivered by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed such certificate or whose facsimile signature shall have been used thereon, had not ceased to be such officer of the corporation.

   (D)   Notwithstanding 2.2(A) above, the board of directors may authorize the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series. The issuance of uncertificated shares has no effect on existing stock certificates for shares until surrendered to the corporation, or on the respective rights and obligations of the stockholders. Unless otherwise provided by a specific statute, the rights and obligations of stockholders of the same class or series of shares are identical whether or not their shares of stock are represented by certificates. Within a reasonable time after the issuance of uncertificated shares or the transfer of uncertificated shares on the books of the corporation, the corporation shall send to the stockholder of record a written statement containing the information that otherwise would be required on the stock certificates for such shares as set forth in 2.2(A) and (B) above. Within 10 days after receipt of a written request form a stockholder of record, the corporation shall send the stockholder of record a written statement confirming the information contained in the informational statement previously sent to the stockholder of record pursuant to this section.

2.3   Fractions of Shares: Issuance: Payment of Value or Issuance of Scrip.   The corporation is not obligated to, but may, execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may, upon resolution of the Board of Directors:

(A)   make payment to any person otherwise entitled to become a holder of a fractional share, which payment shall be in accordance with the provisions of the Nevada Revised Statutes; or

(B)   execute and deliver registered or bearer scrip over the manual signature or facsimile signature of an officer of the corporation or of its agent for that purpose, exchangeable as provided on the scrip. The scrip may contain any other provisions or conditions that the corporation, by resolution of the Board of Directors, deems advisable.

2.4   Cancellation of Outstanding Certificates and Issuance of New Certificates: Order of Surrender: Penalties for Failure to Comply.   All certificates surrendered to the corporation for transfer shall be cancelled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and cancelled, except as hereinafter provided with respect to lost, stolen or destroyed certificates. When the Certificate or Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason in the discretion of the Board of Directors, to cancel any outstanding certificate or shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors shall order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board of Directors. Such order may provide that no holder of any such certificate so ordered to be surrendered shall be entitled to vote or to receive dividends or exercise any of the other rights of stockholders of record until he shall have complied with such order, but such order shall only operate to suspend such rights after notice and until compliance. The duty of surrender of any outstanding certificates may also be enforced by action at law.

2.5   Lost. Stolen or Destroyed Certificates. Any stockholder claiming that his certificate for shares is lost, stolen or destroyed may make an affidavit or affirmation of the fact and lodge the same with the Secretary of the corporation, accompanied by a signed application for a new certificate. Thereupon, and upon the giving of a satisfactory bond of indemnity to the corporation not exceeding an amount double the value of the shares as represented by such certificate (the necessity for such bond and the amount required to be determined by the President and Treasurer of the corporation), a new certificate may be issued of the same tenor and representing the same number, class and series of shares as were represented by the certificate alleged to be lost, stolen or destroyed.

2.6   Transfer of Shares. Subject to the terms of any stockholder agreement relating to the transfer of shares or other transfer restrictions contained in the Articles of Incorporation or authorized therein, shares of the corporation shall be transferable on the books of the corporation by the holder thereof. No transfer of stock shall be valid as against the corporation unless the certificate is delivered and surrendered to the corporation for cancellation of the certificate therefore, accompanied by an assignment or transfer by the owner therefor, made either in person or under assignment, and a new certificate shall be issued therefor. Upon such presentation and surrender of a certificate for shares properly endorsed and payment of all taxes therefor, the transferee shall be entitled to a new certificate or certificates in lieu thereof. As against the corporation, a transfer of shares can be made only on the books of the corporation and in the manner hereinabove provided, and the corporation shall be entitled to treat the holder of record of any share as the owner thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Nevada.

2.7   Restrictions on Transfer of Shares. Subject to the limitation imposed by Section 104.8204, Nevada Revised Statutes, a written restriction on the transfer or registration of transfer of a security of the corporation may be enforced against the holder of the restricted security or any successor or transferee of the holder. A restriction on the transfer or registration of transfer of the securities of the corporation may be imposed either by the Certificate of Incorporation, the Bylaws or by an agreement among any number of security holders or between one or more such holders and the corporation. No restriction so imposed is binding with respect to securities issued prior to the adoption of the restriction, unless the holders of the securities are parties to an agreement or voted in favor of the restriction.

2.8   Transfer Agent. Unless otherwise specified by the Board of Directors by resolution, the Secretary of the corporation shall act as transfer agent of the certificates representing the shares of stock of the corporation. He shall maintain a stock transfer book, the stubs of which shall set forth among other things, the names and addresses of the holders of all issued shares of the corporation, the number of shares held by each, the certificate numbers representing such shares, the date of issue of the certificates representing such shares, and whether or not such shares originate from original issue or from transfer. Subject to Section 3.8, the names and addresses of the stockholders as they appear on the stubs of the stock transfer book shall be conclusive evidence as to who are the stockholders of record and as such entitled to receive notice of the meetings of stockholders; to vote at such meetings; to examine the list of the stockholders entitled to vote at meetings; to receive dividends; and to own, enjoy and exercise any other property or rights deriving from such shares against the corporation. Each stockholder shall be responsible for notifying the Secretary in writing of any change in his name or address and failure so to do will relieve the corporation, its directors, officers and agents, from liability for failure to direct notices or other documents, or pay over or transfer dividends or other property or rights, to a name or address other than the name and address appearing on the stub of the stock transfer book.

2.9   Close of Transfer Book and Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix a date not less than ten (10) days and not more than sixty (60) days prior to the holding of any such meeting as the day as of which stockholders entitled to notice and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

ARTICLE 3
STOCKHOLDERS AND MEETINGS THEREOF

3.1　　　　Stockholders of Record.　Only stockholders of record on the books of the corporation shall be entitled to be treated by the corporation as holders in fact of the shares standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, any shares on the part of any other person, firm or corporation, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Nevada.

3.2　　　　Meetings.　Meetings of stockholders shall be held at the principal office of the corporation, or at such other place, either within or without the State of Nevada, as specified from time to time by the Board of Directors. If the Board of Directors shall specify another location such change in location shall be recorded on the notice calling such meeting.

3.3　　　　Annual Meeting.　The annual meeting of stockholders of the corporation for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held on such date, and at such time and place as the Board of Directors shall designate by resolution at any time within the first twelve months following the close of the corporation's full term fiscal year. If the election of directors shall not be held within the time period designated herein for any annual meeting of the stockholders, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as may be convenient. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the corporation.

3.4　　　　Special Meetings.　Special meetings of the stockholders of the corporation may be called by the Chairman of the Board of Directors or the Board of Directors.

3.5　　　　Actions at Meetings Not Regularly Called: Ratification and Approval.　Whenever all stockholders entitled to vote at any meeting consent, either by (i) a writing on the records of the meeting or filed with the Secretary; or (ii) presence at such meeting and oral consent entered on the minutes; or (iii) taking part in the deliberations at such meeting without objection; the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed. At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is-made at the time. If a meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of the meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting. Such consent or approval of stockholders may be made by proxy or attorney, but all such proxies and powers of attorney must be in writing.

3.6　　　　Notice of Stockholders' Meeting: Signature: Contents, Service Waiver.　The notice of stockholders meetings shall be in writing and signed by the President or a Vice President, or the

Secretary, or the Assistant Secretary, or by such other person or persons as designated by the Board of Directors. Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place, which may be within or without the State of Nevada, where it is to be held. A copy of such notice shall be either delivered personally to, or shall be mailed postage prepaid to, each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears on the records of the corporation, and upon such mailing of any such notice the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership, shall constitute delivery of such notice to such corporation, association or partnership. Notice duly delivered or mailed to a stockholder in accordance with the provisions of this section shall be deemed sufficient, and in the event of the transfer of his stock after such delivery or mailing and prior to the holding of the meeting, it shall not be necessary to deliver or mail notice of the meeting upon the transferee. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting. Such waiver shall be deemed equivalent to any notice required to be given pursuant to the Articles of Incorporation, the Bylaws, or the Nevada Revised Statutes.

3.7   Consent of Stockholders' in Lieu of Meeting. Any action which may be taken by the vote of stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, except that:

(A)   If any greater proportion of voting power is required for such action at a meeting, then the greater proportion of written consents is required; and

(B)   This general provision for action by written consent does not supersede any specific provision for action by written consent contained in the Articles of Incorporation, the bylaws or the Nevada Revised Statutes. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

3.8   Voting Record. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before such meeting of stockholders, a complete record of the stockholders entitled to vote at each meeting of stockholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. The record, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the corporation, whether within or without the State of Nevada, and shall be subject to inspection by any stockholder for any purpose germane to the meeting at any time during usual business hours. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting for the purposes thereof. The original stock transfer books shall be the prima facie evidence as to who are the stockholders entitled to examine the record or transfer books or to vote at any meeting of stockholders.

3.9   Quorum. One-twentieth (1/20) of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by the Nevada Revised Statutes and the Articles of Incorporation/Articles of Domestication. In the absence of a quorum at any such meeting, a majority of the shares so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

3.10   <u>Manner of Acting</u>. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by statute or by the Articles of Incorporation or these Bylaws.

3.11   <u>Stockholders' Proxies</u>. At any meeting of the stockholders of the corporation, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the Secretary of the corporation.

3.12   <u>Voting of Shares</u>. Unless otherwise provided by these Bylaws or the Articles of Incorporation/Articles of Domestication, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, and each fractional share shall be entitled to a corresponding fractional vote on each such matter.

3.13   <u>Voting by Ballot</u>. Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

3.14   <u>Cumulative Voting</u>. No stockholder shall be permitted to cumulate his votes.

ARTICLE 4
DIRECTORS, POWERS AND MEETINGS

4.1   <u>Board Of Directors</u>. The business and affairs of the corporation shall be managed by a board of not less than one (1) nor more than ten (10) directors who shall be natural persons of at least 18 years of age but who need not be stockholders of the corporation or residents of the State of Nevada and who shall be elected at the annual meeting of stockholders or some adjournment thereof. Directors shall hold office until the next succeeding annual meeting of stockholders and until their successors shall have been elected and shall qualify. The Board of Directors may increase or decrease the number of directors by resolution.

4.2   <u>General Powers</u>. The business and affairs of the corporation shall be managed by the Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders including, but without thereby limiting the generality of the foregoing, the power to create and to delegate, with power to subdelegate, any of its powers to any committee. The directors shall pass upon any and all bills or claims of officers for salaries or other compensation and, if deemed advisable, shall contract with officers, employees, directors, attorneys, accountants, and other persons to render services to the corporation. Any contractor or conveyance, otherwise lawful, made in the name of the corporation, which is authorized or ratified by the Board of Directors, or is done within the scope of the authority, actual or apparent, given by the Board of Directors, binds the corporation, and the corporation acquires rights thereunder, whether the contract is executed or is wholly or in part executory.

4.3   Performance Of Duties. A director of the corporation shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (A), (B), and (C) of this Section 4.3; but he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups on whose information, opinions, reports, and statements a director is entitled to rely upon are:

    (A)   One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

    (B)   Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

    (C)   A committee of the board upon which he does not serve, duly designated in accordance with the provisions of the Articles of Incorporation or the Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

4.4   Regular Meetings. A regular, annual meeting of the Board of Directors shall be held at the same place as, and immediately after, the annual meeting of stockholders, and no notice shall be required in connection therewith. The annual meeting of the Board of Directors shall be for the purpose of electing officers and the transaction of such other business as may come before the meeting. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Nevada, for the holding of additional regular meetings without other notice than such resolution.

4.5   Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Nevada, as the place for holding any special meeting of the Board of Directors called by them.

4.6   Notice. Written notice of any special meeting of directors shall be given as follows:

    (A)   By mail to each director at his business address at least three (3) days prior to the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid; or

(B)   By personal delivery or telegram at least twenty-four (24) hours prior to the meeting to the business address of each director, or in the event such notice is given on a Saturday, Sunday or holiday, to the residence address of each director. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company.

4.7   <u>Waiver of Notice.</u> Whenever any notice whatever is required to be given to directors, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

4.8   <u>Participation by Electronic Means</u>. Unless otherwise restricted, members of the Board of Directors or any committee thereof, may participate in a meeting of such board or committee by means of a conference telephone network or a similar communications method by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section constitutes presence in person at such meeting. Each person participating in the meeting shall sign the minutes thereof. The minutes may be signed in counterparts.

4.9   <u>Quorum and Manner of Acting</u>. A quorum at all meetings of the Board of Directors shall consist of a majority of the number of directors then holding office, but a smaller number may adjourn from time to time without further notice, until a quorum is secured. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by the laws of the State of Nevada or by the Articles of Incorporation or these Bylaws.

4.10   <u>Organization</u>. The Board of Directors shall elect a chairman from among the directors to preside at each meeting of the Board of Directors and at all meetings of the stockholders. If there shall be no chairman present, then the President shall preside, and in his absence, any other director chosen by the Board of Directors shall preside. The Board of Directors shall elect a Secretary to record the discussions and resolutions of each meeting.

4.11   <u>Informal Action By Directors</u>. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting if a written consent thereto is signed by all the members of the board or such committee. Such written consent shall be filed with the minutes of proceedings of the board or committee.

4.12   <u>Vacancies</u>. Any vacancy on the Board of Directors may be filled by the affirmative vote of a majority of the directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and shall hold such office until his successor is duly elected and shall qualify. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting, or at a special meeting of stockholders called for that purpose. A director chosen to fill a position resulting from an increase in the number of directors shall hold office only until the next election of directors by the stockholders.

4.13   <u>Compensation</u>. By resolution of the Board of Directors and irrespective of any personal interest of any of the members, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

4.14   <u>Removal of Directors</u>. Any director may be removed by the shareholders of the voting group that elected the director, with or without cause, at a meeting called for that purpose. The notice of the meeting shall state that the purpose, or one of the purposes, of the meeting is removal of the director. A director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

4.15   <u>Resignations</u>. A director of the corporation may resign at any time by giving written notice to the Board of Directors, President or Secretary of the corporation. The resignation shall take effect upon the date of receipt of such notice, or at such later time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires such acceptance to be effective.

ARTICLE 5
COMMITTEES

5.1   <u>Executive Committee</u>.

(A)   The Board of Directors may appoint an executive committee consisting of such number of directors as it may appoint, to serve at the pleasure of the Board of Directors, but in any event not beyond the next annual meeting of the Board of Director. The Board of Directors may at any time, without notice, remove and replace any member of the executive committee.

(B)   Subject to the provisions of Section 4.2 of these bylaws, the executive committee shall have a charter that will be approved and revised as appropriate, from time to time by the executive committee and the Board of Directors. In general terms the functions of the executive committee shall be those as set forth in the charter.

(C)   The executive committee shall meet at stated times or on notice to all by one of its number, in which notice the time and place of the meeting shall be set forth. The executive committee shall fix its own rules of procedure, and a majority shall constitute a quorum; but the affirmative vote of a majority of the whole committee shall be necessary in every case. The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors.

(D)   Members of the executive committee, other than officers of the corporation, may receive such compensation for their services as shall be prescribed by the Board of Directors. Each member of the executive committee shall be entitled to receive from the corporation reimbursement of his expenses incurred in attending a meeting of such committee.

5.2   Audit Committee.

(A)   The Board of Directors may appoint an audit committee, consisting of such number of directors as it may appoint, to serve at the pleasure of the Board of Directors, but in any event not beyond the next annual meeting of the Board of Directors. The Board of Directors may at any time, without notice, remove and replace any member of the audit committee.

(B)   Subject to the provisions of Section 4.2 of these bylaws, the audit committee shall have a charter that will be approved and revised as appropriate, from time to time by the audit committee and the Board of Directors. In general terms, the functions of the audit committee shall be those as set forth in the charter.

(C)   The audit committee shall meet at stated times or on notice to all by one of its number, in which notice the time and place of the meeting shall be set forth. The audit committee shall fix its own rules of procedure, and a majority shall constitute a quorum; but the affirmative vote of a majority of the whole committee shall be necessary in every case. The audit committee shall keep regular minutes of its proceedings and report the same to the Board of Directors.

(D)   Members of the audit committee, other than officers of the corporation, may receive such compensation for their services as shall be prescribed by the Board of Directors. Each member of the audit committee shall be entitled to receive from the corporation reimbursement of his expenses incurred in attending a meeting of such committee.

5.3   Compensation Committee.

(A)   The Board of Directors may appoint a compensation committee, consisting of such number of directors as it may appoint, to serve at the pleasure of the Board of Directors, but in any event not beyond the next annual meeting of the Board of Directors. The Board of Directors may at any time, without notice, remove and replace any member of the compensation committee.

(B)   Subject to the provisions of Section 4.2 of these bylaws, the compensation committee shall have a charter that will be approved and revised as appropriate, from time to time by the audit committee and the Board of Directors. In general terms, the functions of the compensation committee shall be those as set forth in the charter.

(C)   The compensation committee shall meet at stated times or on notice to all by one of its number, in which notice the time and place of the meeting shall be set forth. The compensation committee shall fix its own rules of procedure, and a majority shall constitute a quorum; but the affirmative vote of a majority of the whole committee shall be necessary in every case. The compensation committee shall keep regular minutes of its proceedings and report the same to the Board of Directors.

(D)   Members of the compensation committee, other than officers of the corporation, may receive such compensation for their services as shall be prescribed by the Board of Directors. Each member of the compensation committee shall be entitled to receive from the corporation reimbursement of his expenses incurred in attending a meeting of such committee.

5.4   <u>Nominating/Governance Committee</u>.

(A)   The Board of Directors may appoint a nominating/governance committee, consisting of such number of directors as it may appoint, to serve at the pleasure of the Board of Directors, but in any event not beyond the next annual meeting of the Board of Directors. The Board of Directors may at any time, without notice, remove and replace any member of the nominating/governance committee.

(B)   Subject to the provisions of Section 4.2 of these bylaws, the nominating/governance committee shall have a charter that will be approved and revised as appropriate, from time to time by the nominating/governance committee and the Board of Directors. In general terms, the functions of the nominating/governance committee shall be those as set forth in the charter.

(C)   The nominating/governance committee shall meet at stated times or on notice to all by one of its number, in which notice the time and place of the meeting shall be set forth. The nominating/governance committee shall fix its own rules of procedure, and a majority shall constitute a quorum; but the affirmative vote of a majority of the whole committee shall be necessary in every case. The nominating/governance committee shall keep regular minutes of its proceedings and report the same to the Board of Directors.

(D)   Members of the nominating/governance committee, other than officers of the corporation, may receive such compensation for their services as shall be prescribed by the Board of Directors. Each member of the nominating/governance committee shall be entitled to receive from the corporation reimbursement of his expenses incurred in attending a meeting of such committee.

ARTICLE 6
OFFICERS

6.1   <u>Number</u>. The officers of the corporation shall be a President, a Secretary, a Treasurer, and a registered agent, and who shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

6.2   <u>Election and Term of Office</u>. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

6.3   <u>Removal</u>. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

6.4   <u>Vacancies</u>. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term. hl the event of absence or inability of any officer to act, the Board of Directors may delegate the powers or duties of such officer to any other officer, director or person whom it may select.

6.5   <u>Powers</u>. The officers of the corporation shall exercise and perform the respective powers, duties and functions as are stated below, and as may be assigned to them by the Board of Directors.

(A)   <u>President</u>. The President shall be the chief executive officer of the corporation and, subject to the control of the Board of Directors, shall have general supervision, direction and control over all of the business and affairs of the corporation. The President shall, when present, and in the absence of a Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors. The President may sign, with the Secretary or any other proper officer of the corporation authorized by the Board of Directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

(B)   <u>Vice President</u>. If elected or appointed by the Board of Directors, the Vice President (or in the event there is more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall, in the absence of the President or in the event of his death, inability or refusal to act, perform all duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

(C)   <u>Secretary</u>. The Secretary shall: keep the minutes of the proceedings of the stockholders and of the Board of Directors in one or more books provided for that purpose; see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; sign with the Chairman or Vice Chairman of the Board of Directors, or the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; have general charge of the stock transfer books of the corporation; and in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

(D)   <u>Assistant Secretary</u>. The Assistant Secretary, when authorized by the Board of Directors, may sign with the Chairman or Vice Chairman of the Board of Directors or the

President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. An Assistant Secretary, at the request of the Secretary, or in the absence or disability of the Secretary, also may perform all of the duties of the Secretary. An Assistant Secretary shall perform such other duties as may be assigned to him by the President or by the Secretary.

(E)   <u>Treasurer</u>. The Treasurer shall: have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these Bylaws; and keep accurate books of accounts of the corporation's transactions, which shall be the property of the corporation, and shall render financial reports and statements of condition of the corporation when so requested by the Board of Directors or President. The Treasurer shall perform all duties commonly incident to his office and such other duties as may from time to time be assigned to him by the President or the Board of Directors. In the absence or disability of the President and Vice President or Vice Presidents, the Treasurer shall perform the duties of the President.

(F)   <u>Assistant Treasurer</u>. An Assistant Treasurer may, at the request of the Treasurer, or in the absence or disability of the Treasurer, perform all of the duties of the Treasurer. He shall perform such other duties as may be assigned to him by the President or by the Treasurer.

6.6   <u>Compensation</u>. All officers of the corporation may receive salaries or other compensation if so ordered and fixed by the Board of Directors. The Board shall have authority to fix salaries in advance for stated periods or render the same retroactive as the Board may deem advisable. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

6.7   <u>Bonds</u>. If the Board of Directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the Board of Directors may deem sufficient, conditioned upon the faithful performance of their respective duties and offices.

ARTICLE 7
INDEMNIFICATION

The corporation shall, to the fullest and broadest extent permitted by law, indemnify all persons whom it may indemnify pursuant thereto. The corporation may, but shall not be obligated to, maintain insurance, at its expense, to protect itself and any other person against any liability, cost or expense. The foregoing provision of this section shall be deemed to be a contract between the corporation and each person who may be indemnified pursuant to this section at any time while this section and the relevant provisions of the General Corporation Law of Nevada and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. Notwithstanding the foregoing provisions of this section, the corporation shall not indemnify persons seeking indemnity in connection with any threatened, pending or completed action, suit or proceeding voluntarily brought or threatened by such person unless such action, suit or proceeding has been authorized by a majority of the entire Board of Directors.

ARTICLE 8
DIVIDENDS

The Board of Directors from time to time may declare and the corporation may pay dividends on its outstanding shares upon the terms and conditions and in the manner provided by law and the Articles of Incorporation.

ARTICLE 9
FINANCE

9.1   Reserve Funds. The Board of Directors, in its uncontrolled discretion, may set aside from time to time, out of the net profits or earned surplus of the corporation, such sum or sums as it deems expedient as a reserve fund to meet contingencies, for equalizing dividends, for maintaining any property of the corporation, and for any other purpose.

9.2   Banking. The moneys of the corporation shall be deposited in the name of the corporation in such bank or banks or trust company or trust companies, as the Board of Directors shall designate, and may be drawn out only on checks signed in the name of the corporation by such person or persons as the Board of Directors, by appropriate resolution, may direct. Notes and commercial paper, when authorized by the Board, shall be signed in the name of the corporation by such officer or officers or agent or agents as shall be authorized from time to time.

ARTICLE 10
CONTRACTS, LOANS AND CHECKS

10.1   Execution of Contracts. Except as otherwise provided by statute or by these Bylaws, the Board of Directors may authorize any officer or agent of the corporation to enter into any contract, or execute and deliver any instrument in the name of, and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized, no officer, agent or employee shall have any power to bind the corporation for any purpose, except as may be necessary to enable the corporation to carry on its normal and ordinary course of business.

10.2   Loans. No loans shall be contracted on behalf of the corporation and no negotiable paper or other evidence of indebtedness shall be issued in its name unless authorized by the Board of Directors. When so authorized, any officer or agent of the corporation may effect loans and advances at any time for the corporation from any bank, trust company or institution, firm, corporation or individual. An agent so authorized may make and deliver promissory notes or other evidence of indebtedness of the corporation and may mortgage, pledge, hypothecate or transfer any real or personal property held by the corporation as security for the payment of such loans. Such authority, in the Board of Directors discretion, may be general or confined to specific instances.

10.3   Checks. Checks, notes, drafts and demands for money or other evidence of indebtedness issued in the name of the corporation shall be signed by such person or persons as designated by the Board of Directors and in the manner prescribed by the Board of Directors.

10.4   <u>Deposits</u>. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE 11
FISCAL YEAR

The fiscal year of the corporation shall be the year adopted by resolution of the Board of Directors.

ARTICLE 12
CORPORATE SEAL

The Board of Directors may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation and the state of incorporation and the words "CORPORATE SEAL."

ARTICLE 13
AMENDMENTS

Any Article or provision of these Bylaws may be altered, amended or repealed at any time, or new Bylaws may be adopted at any time, by a majority of the directors present at any meeting of the Board of Directors of the corporation at which a quorum is present, in the sole and absolute discretion of the Board of Directors.

ARTICLE 14
ADDITIONAL COMMITTEES

14.1   <u>Appointment</u>. Notwithstanding Article 5, the Board of Directors by resolution adopted by a majority of the full Board, may designate one or more additional committees, each committee to consist of one or more of the directors of the corporation. The designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

14.2   <u>Authority</u>. Any such additional committee, when the Board of Directors is not in session shall have and may exercise all of the authority of the Board of Directors except to the extent, if any, that such authority shall be limited by the resolution appointing the committee and except also that the committee shall not have the authority of the Board of Directors in reference to declaring dividends and distributions, recommending to the stockholders that the Articles of Incorporation be amended, recommending to the stockholders the adoption of a plan of merger or consolidation, filling vacancies on the Board of Directors or any committee thereof, recommending to the stockholders the sale, lease or other disposition of all or substantially all of the property and assets of the corporation otherwise than in the usual and regular course of its business, recommending to the stockholders a voluntary dissolution of the corporation or a revocation thereof, authorize or approve the issuance or reacquisition of shares, or amending the Bylaws of the corporation.

14.3   <u>Tenure and Qualifications</u>. Each member of such additional committee shall hold office until the next regular annual meeting of the Board of Directors following the designation of such member and until his successor is designated as a member of such committee and is elected and qualified.

14.4   <u>Meetings</u>. Regular meetings of any additional committee may be held without notice at such time and places as the committee may fix from time to time by resolution. Special meetings of any additional committee may be called by any member thereof upon not less than one day's notice stating the place, date and hour of the meeting, which notice may be written or oral, and if mailed, shall be deemed to be delivered when deposited in the United States mail addressed to the member of the committee at his business address. Any member of any such additional committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of any such additional committee need not state the business proposed to be transacted at the meeting.

14.5   <u>Quorum</u>. A majority of the members of a committee shall constitute a quorum for the transaction of business at any meeting thereof, and any action of such committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

14.6   <u>Informal Action by a Committee</u>. Any action required or permitted to be taken by a committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the committee entitled to vote with respect to the subject matter thereof

14.7   <u>Vacancies</u>. Any vacancy in a committee may be filled by a resolution adopted by a majority of the full Board of Directors.

14.8   <u>Resignations and Removal</u>. Any member of a committee may be removed at any time with or without cause by resolution adopted by a majority of the full Board of Directors. Any member of a committee may resign from such committee at any time by giving written notice to the President or Secretary of the corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

14.9   <u>Procedure</u>. A committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at the meeting thereof held next after the proceedings shall have been taken.

ARTICLE 15
EMERGENCY BYLAWS

The Emergency Bylaws provided in this Article 15 shall be operative during any emergency in the conduct of the business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster, notwithstanding any different provision in the preceding articles of the Bylaws or in the Articles of Incorporation of the corporation or in the Nevada Revised Statutes. To the extent not inconsistent with the provisions of this article, the Bylaws provided in the preceding articles shall remain in effect during such emergency and upon its termination the Emergency Bylaws shall cease to be operative. During any such emergency:

(A)   A meeting of the Board of Directors may be called by any officer or director of the corporation. Notice of the time and place of the meeting shall be given by the person calling the meeting to such of the directors as it may be feasible to reach by any available means of communication. Such notice shall be given at such time in advance of the meeting as circumstances permit in the judgment of the person calling the meeting.

(B)   At any such meeting of the Board of Directors, a quorum shall consist of the number of directors in attendance at such meeting.

(C)   The Board of Directors, either before or during any such emergency, may, effective in the emergency, change the principal office or designate several alternative principal offices or regional offices, or authorize the officers so to do.

(D)   The Board of Directors, either before or during any such emergency, may provide, and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the corporation shall for any reason be rendered incapable of discharging their duties.

(E)   No officer, director or employee acting in accordance with these Emergency Bylaws shall be liable except for willful misconduct. No officer, director, or employee shall be liable for any action taken by him in good faith in such an emergency in furtherance of the ordinary business affairs of the corporation even though not authorized by the Bylaws then in effect.

(F)   These Emergency Bylaws shall be subject to repeal or change by further action of the Board of Directors or by action of the stockholders, but no such repeal or change shall modify the provisions of the next preceding paragraph with regard to action taken prior to the time of such repeal or change. Any amendment of these Emergency Bylaws may make any further or different provision that may be practical and necessary for the circumstances of the emergency.

CERTIFICATE

I hereby certify that the foregoing Bylaws, consisting of 18 pages, including this page, constitute the Bylaws of Conexeu Sciences Inc., as in effect on April 10, 2025.

Dated: May 14, 2025


/s/ Jeff Sharpe
CEO

/s/ Stephen Inouye
Secretary


EXHIBIT G

Form of Subscription Agreement

CONEXEU SCIENCES INC.
(the "Company")

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.

ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY EQUIFUND CROWD FUNDING PORTAL INC. (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN THIS SUBSCRIPTION AGREEMENT. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE AVAILABILIITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "**OFFERING MATERIALS**"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT,

LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: CONEXEU SCIENCES INC.
        c/o 50 West Liberty Street
        Suite 880
        Reno, Nevada 89501

Ladies and Gentlemen:

1.   **Background**. The undersigned understands that Conexeu Sciences Inc., a Nevada corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the *Securities Act of 1933*, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated July 30, 2025, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited investors (as defined in Rule 501(a) of Regulation D under the Securities Act) and non-accredited investors up to 2,500,000 shares of its common stock, $0.001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $2.00 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $20,000 (the "**Target Offering Amount**"), and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**").

2.   **Intermediary and Funding Portal**. The Company is offering the Shares to prospective investors through the online web-based platform maintained by the Equifund Crowd Funding Portal Inc. (the "**Intermediary**"), located at http://www.equifund.com/ (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, Inc. The Company will pay the Intermediary a commission equal to seven and one-half percent (7.5%) of the aggregate amount raised in the Offering. In addition, as partial consideration for the Intermediary's services, we will issue to the Intermediary on each closing of the Offering that

number of fully-paid and non-assessable Shares as is equal to two percent (2%) of the total Shares sold. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

3.   **Subscription**. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

4.   **Closing**.

(a)   <u>Closing</u>. Subject to Section 4(b), the sale and purchase of the Shares pursuant to this Agreement shall be completed through the Portal in one or more tranches (each, a "**Closing**") at such time(s) as the Company may designate by notice to the undersigned, and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   <u>Closing Conditions</u>. Each Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the representations and warranties of the Company contained in Section 8 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

5.   **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

6.   **Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized by the undersigned because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, as described in the Offering Statement under the heading, *The Offering - Investment Limitations*. That is, the undersigned represents that either:

(i)   If either of the undersigned's net worth or annual income is less than $124,000, then the amount that the undersigned is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed the greater of (A) 5% of the greater of the undersigned's annual income or net worth, or (B) $2,500; or

(ii)   If both of the undersigned's net worth and annual income are more than $124,000, then the amount the undersigned is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed 10% of the greater of the undersigned's annual income or net worth, and does not exceed $124,000; or

(iii)   If the undersigned is an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act, then no investment limits shall apply.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary/Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Intermediary/Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Intermediary/Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the

Company, the Intermediary/Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation in such event.

(h) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(i) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(j) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(k) The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(l) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(m) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement.

(n)   The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(o)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(p)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(q)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(r)   The undersigned acknowledges and understands that since the Company's mind and management is located in British Columbia, Canada, the Company is subject to the jurisdiction of the British Columbia Securities Commission (the "**BCSC**"), and the first trade of any Shares by the undersigned in Canada or through a market in Canada would be a "distribution" under applicable Canadian provincial securities laws, and would have to be qualified by a prospectus filed and duly receipted by the BCSC and any other Canadian securities administrator having jurisdiction with respect thereto. Accordingly, the undersigned undertakes not to sell any Shares to a person in Canada or through a market in Canada unless the resale transaction has been so qualified.

(s)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

7. <u>HIGH RISK INVESTMENT</u>. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment and (d) the undersigned has carefully reviewed the risk factors contained in the Offering Statement, understands those risks and desires to undertake this investment notwithstanding those risks.

8. **Company Representations**. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) **Corporate Power**. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) **Enforceability**. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) **Valid Issuance**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

9.   **No Conflict**. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

10.   **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11.   **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

12.   **Legends**. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF. In addition:

(i)   If the undersigned is domiciled or resident in a non-U.S. jurisdiction, it is understood that the certificate, book entry or other form of notation representing the Shares will bear such additional legend(s) as required by the applicable securities laws of such non-U.S. jurisdiction;

(ii)   Without limiting the generality of Section 12(i), if the undersigned is a Canadian resident, the undersigned understands, acknowledges and agrees that the certificate, book entry or other form of notation representing the Shares will bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [*THE DISTRIBUTION DATE*], AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY IN CANADA."; and

(iii)   The undersigned agrees to execute such other documents or instruments as may reasonably be required to comply with all applicable securities laws in connection with this subscription and the undersigned's purchase of the Shares.

13.   **Notices**. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the

Intermediary/Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14. **Governing Law**. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

15. **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located within Nevada and no other place, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18. **Waiver of Jury Trial**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19. **Invalidity of Specific Provisions**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20. **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____, 2025.


COMPANY:

CONEXEU SCIENCES INC.

By: _____

Name: Jeff Sharpe

Title: Chief Executive Officer

SUBSCRIBER

By: _____

Name: _____

Entity (if any): _____

                _____

Title (if any): _____

                _____


The Subscriber is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Please indicate <u>Yes</u> or <u>No</u> by checking the appropriate box:

[ ] Yes, the Subscriber is an accredited investor

[ ] No, the Subscriber is not an accredited investor